    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                         FRIENDLY ICE CREAM CORPORATION

             (Exact name of registrant as specified in its charter)

        MASSACHUSETTS                        5812                  04-2053130
   (State of Incorporation)      (Primary Standard Industrial   (I.R.S. Employer
                                 Classification Code Number)     Identification
                                                                      No.)

                                1855 BOSTON ROAD
                         WILBRAHAM, MASSACHUSETTS 01095
                                 (413) 543-2400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                AARON B. PARKER
                         FRIENDLY ICE CREAM CORPORATION
                                1855 BOSTON ROAD
                         WILBRAHAM, MASSACHUSETTS 01095
                                 (413) 543-2400
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

               MICHAEL A. CAMPBELL                                    JOHN B. TEHAN
               MAYER, BROWN & PLATT                             SIMPSON THACHER & BARTLETT
             190 SOUTH LASALLE STREET                              425 LEXINGTON AVENUE
           CHICAGO, ILLINOIS 60603-3441                          NEW YORK, NEW YORK 10017
                  (312) 782-0600                                      (212) 455-2000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                           PROPOSED MAXIMUM         PROPOSED
       TITLE OF EACH CLASS OF             AMOUNT TO       OFFERING PRICE PER   MAXIMUM AGGREGATE        AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED (1)         UNIT(2)        OFFERING PRICE (2)   REGISTRATION FEE
Common Stock,                          5,750,000 shares        $   21.00         $  120,750,000         $  36,600
  $.01 par value (1)................

(1) Includes 750,000 shares that may be purchased by the Underwriters to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED AUGUST 29, 1997
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                5,000,000 SHARES

                                     [LOGO]

                         FRIENDLY ICE CREAM CORPORATION

                                  COMMON STOCK

    ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY (THE "COMMON STOCK OFFERING") ARE BEING SOLD BY
FRIENDLY ICE CREAM CORPORATION (THE "COMPANY"). CONCURRENTLY WITH THE COMMON STOCK OFFERING, THE COMPANY IS OFFERING TO THE PUBLIC $200 MILLION AGGREGATE PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2007 (THE "SENIOR NOTE OFFERING" AND, TOGETHER WITH THE COMMON STOCK OFFERING, THE "OFFERINGS") AND, CONTINGENT UPON THE OFFERINGS, WILL ENTER INTO THE NEW CREDIT FACILITY (AS DEFINED HEREIN). CONSUMMATION OF EACH OF THE COMMON STOCK OFFERING AND THE SENIOR NOTE OFFERING IS CONTINGENT UPON CONSUMMATION OF THE OTHER. PRIOR TO THE COMMON STOCK OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK OF THE COMPANY. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $19.00 AND $21.00 PER SHARE. SEE "UNDERWRITING" FOR A DISCUSSION OF FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. THE COMPANY INTENDS TO APPLY FOR QUOTATION OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "FRND".

    SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               -----------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            PRICE TO        UNDERWRITING      PROCEEDS TO
                                             PUBLIC         DISCOUNT (A)      COMPANY (B)
PER SHARE.............................         $                 $                 $
TOTAL (C).............................         $                 $                 $

(A) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(B) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $      .

(C) THE COMPANY AND CERTAIN LENDERS UNDER THE COMPANY'S OLD CREDIT FACILITY (AS DEFINED HEREIN) THAT ARE STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO AN ADDITIONAL 750,000 SHARES OF COMMON STOCK, SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE
    THIS OPTION IN FULL, THE PRICE TO PUBLIC WILL TOTAL $         , THE
    UNDERWRITING DISCOUNT WILL TOTAL $         , THE PROCEEDS TO COMPANY WILL
    TOTAL $         AND THE PROCEEDS TO SUCH LENDERS WILL TOTAL $         . SEE
    "OWNERSHIP OF COMMON STOCK" AND "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE UNDERWRITERS NAMED HEREIN WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT
THEREFOR AT THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT           , 1997.

                             ---------------------

                             MONTGOMERY SECURITIES

                                         , 1997

                                   [ART WORK]

    CERTAIN PERSONS PARTICIPATING IN THE COMMON STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, (I) REFERENCES TO "FRIENDLY'S" OR THE "COMPANY" REFER TO FRIENDLY ICE CREAM CORPORATION, ITS PREDECESSORS AND ITS CONSOLIDATED SUBSIDIARIES, (II) ALL RESTAURANT NUMBERS STATED HEREIN ARE AS OF JUNE 29, 1997, AFTER GIVING EFFECT TO THE DAVCO AGREEMENT (AS DEFINED HEREIN),
(III) AS USED HEREIN, "NORTHEAST" REFERS TO THE COMPANY'S CORE MARKETS WHICH INCLUDE CONNECTICUT, MAINE, MASSACHUSETTS, NEW HAMPSHIRE, NEW JERSEY, NEW YORK, PENNSYLVANIA, RHODE ISLAND AND VERMONT, (IV) THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION IN THE COMMON STOCK OFFERING AND (V) THIS PROSPECTUS GIVES EFFECT TO THE 924-FOR-1 STOCK SPLIT WHICH WILL OCCUR PRIOR TO THE COMMON STOCK OFFERING. THE COMPANY'S FISCAL YEARS ENDED DECEMBER 27, 1992, JANUARY 2, 1994, JANUARY 1, 1995, DECEMBER 31, 1995 AND DECEMBER 29, 1996 ARE REFERRED TO HEREIN AS 1992, 1993, 1994, 1995 AND 1996, RESPECTIVELY.

                                  THE COMPANY

    Friendly's is the leading full-service restaurant operator and has a leading position in premium frozen dessert sales in the Northeast. The Company owns and operates 666 and franchises 34 full-service restaurants and manufactures a complete line of packaged frozen desserts distributed through more than 5,000 supermarkets and other retail locations in 15 states. Friendly's offers its customers a unique dining experience by serving a variety of high-quality, reasonably-priced breakfast, lunch and dinner items, as well as its signature frozen desserts, in a fun and casual neighborhood setting. For the twelve-month period ended June 29, 1997, Friendly's generated $664.9 million in total revenues and $71.0 million in EBITDA (as defined herein). During the same period, management estimates that over $225 million of total revenues were from the sale of approximately 20 million gallons of frozen desserts.

    Friendly's restaurants target families with children and adults who desire a reasonably-priced meal in a full-service setting. The Company's menu offers a broad selection of freshly-prepared foods which appeal to customers throughout all day-parts. Breakfast items include specialty omelettes and breakfast combinations featuring eggs, pancakes and bacon or sausage. Lunch and dinner items include a new line of wrap sandwiches, entree salads, soups, super-melts, specialty burgers and new stir-fry, chicken, pot pie, tenderloin steak and seafood entrees. Friendly's is also recognized for its extensive line of ice cream shoppe treats, including proprietary products such as the Fribble-Registered Trademark-, Candy Shoppe-Registered Trademark- Sundaes and the Wattamellon Roll-Registered Trademark-.

    The Company believes that one of its key strengths is the strong consumer awareness of the Friendly's brand name, particularly as it relates to the Company's signature frozen desserts. This strength and the Company's vertically-integrated operations provide several competitive advantages, including the ability to (i) utilize its broad, high-quality menu to attract customer traffic across multiple day-parts, particularly the afternoon and evening snack periods, (ii) generate incremental revenues through strong restaurant and retail market penetration, (iii) promote menu enhancements and extensions in combination with its unique frozen desserts and (iv) control quality and maintain operational flexibility through all stages of the production process.

    Friendly's, founded in 1935, was publicly held from 1968 until January 1979, at which time it was acquired by Hershey Foods Corporation ("Hershey"). While owned by Hershey, the Company increased the total number of restaurants from 601 to 849 yet devoted insufficient resources to product development and capital improvements. In 1988, The Restaurant Company ("TRC"), an investor group led by Donald Smith, the Company's current Chairman, Chief Executive Officer and President, acquired Friendly's from Hershey (the "TRC Acquisition") and implemented a number of initiatives to restore and improve operational and financial efficiencies. From the date of the TRC Acquisition through 1994, the Company (i) implemented a major revitalization of its restaurants, (ii) repositioned the Friendly's concept from a sandwich and ice cream shoppe to a full-service, family-oriented restaurant with broader menu and day-part appeal, (iii) elevated customer service levels by recruiting more qualified managers and expanding the Company's training program, (iv) disposed of 123 under-performing restaurants and (v) capitalized upon the Company's strong brand name recognition by initiating the sale of Friendly's unique line of packaged frozen desserts through retail locations.

    Beginning in 1994, the Company began implementing several growth initiatives including (i) testing and implementing a program to expand the Company's domestic distribution network by selling frozen desserts and other menu items through non-traditional locations, (ii) distributing frozen desserts internationally by introducing dipping stores in the United Kingdom and South Korea and (iii) implementing a franchising strategy to extend profitably the Friendly's brand without the substantial capital required to build new restaurants. As part of this strategy, on July 14, 1997 the Company entered into the DavCo Agreement. See "--Recent Developments."

    Implementation of these initiatives since the TRC Acquisition has resulted in substantial improvements in revenues and EBITDA. Despite the closing of 148 restaurants (net of restaurants opened) since the beginning of 1989 and periods of economic softness in the Northeast, the Company's restaurant revenues have increased 9.0% from $557.3 million in 1989 to $607.2 million in the twelve-months ended June 29, 1997, while average revenue per restaurant has increased 28.6% from $665,000 to $855,000 during the same period. Retail, institutional and other revenues have also increased from $1.4 million in 1989 to $57.7 million in the twelve months ended June 29, 1997. In addition, EBITDA has increased 49.8% from $47.4 million in 1989 to $71.0 million in the twelve-month period ended June 29, 1997, while operating income has increased from $4.1 million to $37.7 million over the same period. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Friendly's intends to continue to grow the Company's revenues and earnings by implementing the following key business strategies: (i) continuously upgrade the menu and introduce new products, (ii) revitalize and re-image existing Friendly's restaurants, (iii) construct new restaurants, (iv) enhance the Friendly's dining experience, (v) expand the restaurant base through high-quality franchisees, (vi) increase market share through additional retail accounts and restaurant locations, (vii) introduce modified formats of the Friendly's concept into non-traditional locations and (viii) extend the Friendly's brand into international markets.

    The principal executive offices of the Company are located at 1855 Boston Road, Wilbraham, Massachusetts 01095, and the telephone number is (413) 543-2400.

                              RECENT DEVELOPMENTS

    On July 14, 1997, the Company entered into a long-term agreement granting DavCo Restaurants, Inc. ("DavCo"), a franchisor of more than 230 Wendy's restaurants, exclusive rights to operate, manage and develop Friendly's full-service restaurants in the franchising region of Maryland, Delaware, the District of Columbia and northern Virginia (the "DavCo Agreement"). Pursuant to the DavCo Agreement, DavCo has purchased certain assets and rights in 34 existing Friendly's restaurants in this franchising region, has committed to open an additional 74 restaurants over the next six years and, subject to the fulfillment of certain conditions, has further agreed to open 26 additional restaurants, for a total of 100 new restaurants in this franchising region over the next ten years. DavCo will also manage under contract 14 other Friendly's locations in this franchising region with an option to acquire these restaurants in the future. Friendly's received approximately $8.2 million in cash for the sale of certain non-real property assets and in payment of franchise and development fees, and will receive (i) a royalty based on franchised restaurant revenues and (ii) revenues and earnings from the sale to DavCo of Friendly's frozen desserts and other products. DavCo is required to purchase from Friendly's all of the frozen desserts to be sold in these restaurants. See "Business--Restaurant Operations--Franchising Program."

                              THE RECAPITALIZATION

    The Offerings are part of a series of related transactions to refinance all of the indebtedness under the Company's existing credit facilities (the "Old Credit Facility") and thereby lengthen the average maturities of the Company's outstanding indebtedness, reduce interest expense and increase liquidity and operating and financial flexibility. Concurrent with, and contingent upon, the consummation of the Offerings, the Company expects to enter into a new senior secured credit facility consisting of (i) an $80 million term loan facility (the "Term Loan Facility"), (ii) a $45 million revolving credit facility (the "Revolving Credit Facility") and (iii) a $15 million letter of credit facility (the "Letter of Credit Facility" and, together with the Revolving Credit Facility and the Term Loan Facility, the "New Credit Facility"). The Offerings, the New Credit Facility and the application of the estimated net proceeds therefrom are hereinafter referred to as the "Recapitalization." In addition, subsequent to June 29, 1997, the Company (i) has applied $8.2 million of cash received pursuant to the DavCo Agreement toward amounts outstanding under the Old Credit Facility and recorded $2.0 million of associated net income, (ii) has paid $10.0 million of interest on the Old Credit Facility, (iii) will record $1.7 million of net income related to deferred interest no longer payable under the Old Credit Facility, (iv) will record $5.8 million of stock compensation expense, net of taxes, arising out of the issuance of certain shares to management and the vesting of certain restricted stock previously issued to management, (v) will write-off $455,000 of deferred financing and debt restructuring costs, net of taxes, related to the Old Credit Facility and (vi) will apply $10.0 million of previously restricted cash to be received from Restaurant Insurance Corporation, its insurance subsidiary ("RIC"), in exchange for a letter of credit, toward amounts outstanding under the Old Credit Facility (collectively, the "Related Transactions").

    Upon completion of the Recapitalization, Friendly's total available borrowings under the New Credit Facility are expected to be $45.0 million, excluding $3.1 million of letter of credit availability (compared to $13.7 million as of June 29, 1997 under the Old Credit Facility, excluding $2.4 million of letter of credit availability), which borrowings may be used, with certain limitations, for capital spending and general corporate purposes. After giving effect to the Recapitalization and the Related Transactions, the aggregate pro forma net decrease in interest expense would have been $14.5 million for 1996 and $7.3 million for the six-month period ended June 29, 1997. See "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of New Credit Facility."

    The following table sets forth the estimated sources and uses of funds in connection with the Recapitalization after giving effect to the Related
Transactions:

                                                                               AT CLOSING
                                                                          ---------------------
                                                                               (DOLLARS IN
                                                                               THOUSANDS)
SOURCES OF FUNDS:
  Available cash........................................................       $     1,339
  Term Loan Facility (a)................................................            80,000
  Senior Note Offering (b)..............................................           200,000
  Common Stock Offering (c).............................................           100,000
                                                                                  --------
      Total Sources.....................................................       $   381,339
                                                                                  --------
                                                                                  --------
USES OF FUNDS:
  Retirement of Old Credit Facility (d).................................       $   353,089
  Retirement of capital leases..........................................             9,000
  Estimated fees and expenses (e).......................................            19,250
                                                                                  --------
      Total Uses........................................................       $   381,339
                                                                                  --------
                                                                                  --------

----------------------------------
(a) Represents borrowing in full under the Term Loan Facility. As part of the Recapitalization, the Company will have a $45,000 Revolving Credit Facility which is expected to be undrawn at closing and $3,111 available under the Letter of Credit Facility. These facilities are expected to be drawn in part, from time to time, to finance the Company's working capital and other general corporate requirements.

(b) Represents gross proceeds from the Senior Note Offering.

(c) Represents gross proceeds from the sale of 5,000,000 shares of Common Stock at an assumed initial public offering price of $20.00 per share.

(d) Represents the balance of all amounts expected to be outstanding under the Old Credit Facility ($371,327 as of June 29, 1997) after giving effect to the application of (i) $8,238 received on July 15, 1997 pursuant to the DavCo Agreement and (ii) $10,000 of previously restricted cash and investments of RIC which is expected to be released to the Company in exchange for a $11,889 letter of credit, with the $1,889 of additional released cash and investments increasing the Company's cash balance.

(e) Includes estimated underwriting discounts and commissions and other fees and expenses relating to the Offerings and the New Credit Facility of which $8,427 relates to the Common Stock Offering and $10,823 relates to the Senior Note Offering and the New Credit Facility. See "Underwriting."

                           THE COMMON STOCK OFFERING

Common Stock offered by the Company....  5,000,000 shares (a)

Common Stock to be outstanding after
the Common Stock Offering..............  7,500,000 shares (a) (b)

Concurrent Senior Note Offering........  Concurrently with the Common Stock Offering, the
                                         Company is offering to the public $200 million
                                         aggregate principal amount of Senior Notes due
                                         2007. Consummation of each of the Common Stock
                                         Offering and the Senior Note Offering is
                                         contingent upon consummation of the other. See
                                         "Description of Senior Notes."

Use of proceeds........................  The Company intends to use up to approximately
                                         $362 million of net proceeds from the Offerings
                                         and borrowings under the New Credit Facility to
                                         refinance indebtedness and thereby lengthen the
                                         average maturities of the Company's outstanding
                                         indebtedness, reduce interest expense and
                                         increase liquidity and operating and financial
                                         flexibility. See "Use of Proceeds."

Proposed Nasdaq National Market
symbol.................................  FRND

Risk factors...........................  Prospective purchasers of the Common Stock offered hereby should carefully consider the
                                         information set forth under the caption "Risk
                                         Factors" and all other information set forth in
                                         this Prospectus before making any investment in
                                         the Common Stock.

------------------------

(a) Excludes up to an aggregate of        shares of Common Stock that the
    Underwriters have the option to purchase from the Company to cover over-allotments, if any. See "Underwriting."

(b) Excludes an aggregate of approximately 400,000 shares of Common Stock reserved for issuance under the Stock Option Plan. See
    "Management--Executive Compensation--Stock Option Plan."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                           TWELVE
                                                                                                                           MONTHS
                                                                                                      SIX MONTHS ENDED      ENDED
                                                                FISCAL YEAR (A)                     --------------------  ---------
                                             -----------------------------------------------------  JUNE 30,   JUNE 29,   JUNE 29,
                                               1992       1993       1994       1995       1996       1996       1997       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF RESTAURANTS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Restaurant...............................  $ 542,859  $ 580,161  $ 589,383  $ 593,570  $ 596,675  $ 284,025  $ 294,518  $ 607,168
  Retail, institutional and other..........     20,346     30,472     41,631     55,579     54,132     24,759     28,310     57,683
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues.............................    563,205    610,633    631,014    649,149    650,807    308,784    322,828    664,851
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Non-cash write-downs (b)...................         --     25,552         --      7,352        227         --        347        574
Depreciation and amortization..............     35,734     35,535     32,069     33,343     32,979     16,606     16,401     32,774
Operating income...........................     25,509      8,116     36,870     16,670     30,501      7,958     15,117     37,660
Interest expense, net (c)..................     37,630     38,786     45,467     41,904     44,141     22,138     22,238     44,241
Cumulative effect of changes in accounting
  principles, net of income taxes (d)......         --    (42,248)        --         --         --         --      2,236      2,236
Net income (loss)..........................  $ (13,321) $ (61,448) $  (3,936) $ (58,653) $  (7,772) $  (8,026) $  (2,404) $  (2,150)
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

OTHER DATA:
EBITDA (e).................................  $  61,243  $  69,203  $  68,939  $  57,365  $  63,707  $  24,564  $  31,865  $  71,008
Net cash provided by operating
  activities...............................     34,047     42,877     38,381     27,790     26,163     14,896      9,625     20,892
Capital expenditures:
  Cash.....................................     33,577     37,361     29,507     19,092     24,217     10,912      8,810     22,115
  Non-cash (f).............................      3,121      7,129      7,767      3,305      5,951      2,811      2,057      5,197
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Total capital expenditures...............  $  36,698  $  44,490  $  37,274  $  22,397  $  30,168  $  13,723  $  10,867  $  27,312
Ratio of earnings to fixed charges (g).....         --         --         --         --         --         --         --         --

PRO FORMA DATA (H):
EBITDA (e).................................                                              $  64,653             $  31,865  $  71,481
Interest expense, net (c)..................                                                 29,610                14,925     29,847
Net income.................................                                                  1,359                 1,911      6,623
Net income per share.......................                                              $    0.18             $    0.25  $    0.88
Weighted average shares outstanding........                                                  7,500                 7,500      7,500
Ratio of EBITDA to interest expense, net...                                                    2.2x                  2.1x       2.4x
Ratio of earnings to fixed charges (g).....                                                    1.1x                  1.0x       1.2x
Ratio of total long-term debt to EBITDA....                                                                                     4.0x

RESTAURANT OPERATING DATA:
Number of restaurants (end of period)
  (i)......................................        764        757        750        735        707        721        700        700
Average revenue per restaurant (j).........  $     708  $     750  $     783  $     797  $     828         --         --  $     855
Change in comparable restaurant revenues
  (k)......................................        6.0%       5.4%       3.4%       0.9%       1.8%      (0.7)%       4.7%     7.7%

                                                                                                     AS OF JUNE 29, 1997
                                                                                                ------------------------------
                                                                                                    ACTUAL      AS ADJUSTED(H)
                                                                                                --------------  --------------

                                                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit).....................................................................    $  (19,435)     $  (19,130)
Total assets..................................................................................       373,142         358,374
Total long-term debt and capital lease obligations, excluding current maturities..............       385,622         289,050
Total stockholders' equity (deficit)..........................................................    $ (175,534)     $  (76,775)

(a) All fiscal years presented include 52 weeks of operations except 1993 which includes 53 weeks of operations.

(b) Includes non-cash write-downs of approximately $16,337 in 1993 related to a trademark license agreement and $3,346 in 1995 related to a postponed debt restructuring. All other non-cash write-downs relate to property and equipment disposed of in the normal course of the Company's operations. See Notes 3, 5 and 6 of Notes to Consolidated Financial Statements.

(c) Interest expense, net is net of capitalized interest of $128, $156, $176, $62, $49, $35, $17 and $31 and interest income of $222, $240, $187, $390,
    $318, $215, $146 and $249 for 1992, 1993, 1994, 1995, 1996, the six months ended June 30, 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997, respectively.

(d) Includes non-cash items, net of related income taxes, as a result of adoption of accounting pronouncements related to income taxes of $30,968, post-retirement benefits other than pensions of $4,140 and post-employment benefits of $7,140 in 1993 and pensions of $2,236 in 1997.

(e) EBITDA represents consolidated Net income (loss) before (i) (Provision for) benefit from income taxes, (ii) Interest expense, net, (iii) Depreciation and amortization, (iv) Cumulative effect of changes in accounting principles, net of income taxes, (v) Equity in net loss of joint venture and
    (vi) Non-cash write-downs and all other non-cash items, plus cash distributions from unconsolidated subsidiaries, each determined in accordance with generally accepted accounting principles ("GAAP"). The Company has included information concerning EBITDA in this Prospectus because it believes that such information is used by certain investors as one measure of an issuer's historical ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of an issuer's operating performance.

(f) Non-cash capital expenditures represent the cost of assets acquired through the incurrence of capital lease obligations.

(g) The Ratio of earnings to fixed charges is computed by dividing (i) income before interest, income taxes and other fixed charges by (ii) fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense which represents interest (assumed to be one-third). For 1992, 1993, 1994, 1995, 1996, the six months ended June 30, 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997, earnings were insufficient to cover fixed charges by $12,249, $30,826, $8,773, $25,296, $13,689, $14,215, $7,881 and $7,355, respectively.

(h) Pro Forma Data represents the historical data for the periods adjusted to give effect to the Recapitalization and the Related Transactions as if they had occurred at the beginning of each period. Balance Sheet Data, As Adjusted, represents the historical data as of June 29, 1997, adjusted to give effect to the Recapitalization and the Related Transactions as if they had occurred on such date. Pro forma EBITDA excludes the effect of the Related Transactions. Pro forma EBITDA includes the benefit from the revised method used in determining the return-on-asset component of annual pension expense of $946 in 1996 and the incremental benefit of $473 for the twelve months ended June 29, 1997. Additionally, effective December 30, 1996, the Company changed the salary and expense actuarial assumptions used to calculate pension expense. Had such changes been effective as of July 1, 1996, pro forma EBITDA, the Ratio of EBITDA to interest expense, net and the Ratio of total long-term debt to EBITDA would have been $71,934, 2.4x and 4.0x, respectively for the twelve months ended June 29, 1997. See Note 10 of Notes to Consolidated Financial Statements. Actual weighted average shares outstanding were 2,414, 2,473 and 2,473 for 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997. See Note 17 of Notes to Consolidated Financial Statements.

        The following table represents changes to Interest expense, net on a pro forma basis, resulting from the Recapitalization and the Related
    Transactions:

                                                                                                          SIX MONTHS
                                                                                           FISCAL YEAR       ENDED
                                                                                              1996       JUNE 29, 1997
                                                                                          -------------  -------------
                                                                                                 (IN THOUSANDS)
Elimination of interest on Old Credit Facility..........................................    $ (41,827)     $ (21,213)
Reduction of interest on capital lease obligations......................................         (873)          (437)
Interest on Revolving Credit Facility...................................................           --            233
Interest on Letter of Credit Facility...................................................          283            141
Interest on Term Loan Facility..........................................................        6,386          3,213
Interest on Senior Notes................................................................       21,500         10,750
                                                                                          -------------  -------------
  Net decrease in Interest expense, net.................................................    $ (14,531)     $  (7,313)
                                                                                          -------------  -------------
                                                                                          -------------  -------------

        In calculating the interest expense adjustments arising from the Recapitalization and the Related Transactions, the assumed rates on the Revolving Credit Facility, Letter of Credit Facility, Term Loan Facility and Senior Notes were 7.80%, 2.38%, 7.99%, and 10.75% for 1996, respectively, and 7.84%, 2.38%, 8.03% and 10.75% for the six months ended June 29, 1997, respectively.

(i) The number at June 29, 1997 includes the 34 restaurants acquired by DavCo pursuant to the DavCo Agreement. See "Recent Developments."

(j) Average revenue per restaurant represents restaurant revenues divided by the weighted average number of restaurants open during such period. Fiscal 1993 has been adjusted to conform to a 52-week year. The Company does not consider six month results meaningful for this data.

(k) When computing comparable restaurant revenues, restaurants open for at least twelve months are compared from period to period.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SECURITIES OFFERED HEREBY.

SUBSTANTIAL LEVERAGE, STOCKHOLDERS' DEFICIT AND HISTORY OF LOSSES

    The Company is highly leveraged. At June 29, 1997, on a pro forma basis after giving effect to the Recapitalization and the Related Transactions, the Company's total consolidated long-term debt and capital lease obligations (including current maturities) would have been $293.3 million and the Company's total consolidated stockholders' deficit would have been $76.8 million. Upon completion of the Recapitalization, the Company's total available borrowings under the New Credit Facility are estimated to be $45.0 million, excluding $3.1 million of availability under the Letter of Credit Facility (compared to $13.7 million as of June 29, 1997 under the Old Credit Facility, excluding $2.4 million of letter of credit availability). Additional borrowings may, subject to certain limitations, be used for capital expenditures and general corporate purposes, thereby increasing the Company's leverage. The Company's ability to pay principal on the Senior Notes when due or to repurchase the Senior Notes upon a Change of Control will be dependent upon the Company's ability to generate cash from operations sufficient for such purposes or its ability to refinance the Senior Notes. In addition, under the New Credit Facility, in the event of circumstances which are similar to a Change of Control, repayment of borrowings under the New Credit Facility will be subject to acceleration. See "Description of New Credit Facility."

    The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its indebtedness and, because borrowings under the New Credit Facility in part will bear interest at floating rates, the Company could be adversely affected by any increase in prevailing rates, (iii) the New Credit Facility and the Indenture relating to the Senior Notes will impose significant financial and operating restrictions on the Company and its subsidiaries which, if violated, could permit the Company's creditors to accelerate payments thereunder or foreclose upon the collateral securing the New Credit Facility, (iv) the Company is more leveraged than certain of its principal competitors, which may place the Company at a competitive disadvantage and (v) the Company's substantial leverage may limit its ability to respond to changing business and economic conditions and make it more vulnerable to a downturn in general economic conditions. See "Use of Proceeds," "Business--Competition," "Description of New Credit Facility" and "Description of Senior Notes."

    The Company has reported net losses of $13.3 million, $61.4 million, $3.9 million, $58.7 million, $7.8 million and $2.4 million for 1992, 1993, 1994, 1995, 1996 and for the six months ended June 29, 1997, respectively, and there can be no assurance that the Company will be profitable in the future, or that, if profitability is achieved, it will be sustained. The Company's earnings were insufficient to cover fixed charges by $12.2 million, $30.8 million, $8.8 million, $25.3 million, $13.7 million and $7.9 million for 1992, 1993, 1994, 1995, 1996 and for the six months ended June 29, 1997, respectively, and there can be no assurance that the Company's earnings will be sufficient to cover fixed charges in the future. See "Selected Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto.

RESTRICTIONS IMPOSED UNDER NEW CREDIT FACILITY; SECURITY INTEREST

    The New Credit Facility will impose significant operating and financial restrictions on the Company's ability to, among other things, incur indebtedness, create liens, sell assets, engage in mergers or consolidations, pay dividends and engage in certain transactions with affiliates. The New Credit Facility limits the amount which the Company may spend on capital expenditures and requires the Company to comply with certain financial ratios. These requirements may limit the ability of the Company to meet its obligations, including its obligations with respect to the Senior Notes. The ability of the Company to comply with the covenants in the New Credit Facility and the Senior Notes may be affected by events beyond the control of the Company. Failure to comply with any of these covenants could result in a default under the New Credit Facility and the Senior Notes, and such default could result in acceleration thereof. The New Credit Facility will restrict the Company's ability to repurchase, directly or indirectly, the Senior Notes. In addition, under the New Credit Facility, in the event of circumstances which are similar to a Change of Control, repayment of borrowings under the New Credit Facility will be subject to acceleration, which could further restrict the Company's ability to repurchase the Senior Notes. There can be no assurance that the Company will be permitted or have funds sufficient to repurchase the Senior Notes when it would otherwise be required to offer to do so. It is expected that the obligations of the Company under the New Credit Facility will be (i) secured by a first priority security interest in substantially all material assets of the Company and all other assets owned or hereafter acquired and (ii) guaranteed, on a senior secured basis, by the Friendly's Restaurants Franchise, Inc. subsidiary and may also be so guaranteed by certain subsidiaries created or acquired after consummation of the Recapitalization. The Senior Notes will be effectively subordinated to all existing and certain future secured indebtedness of the Company, including indebtedness under the New Credit Facility, to the extent of the value of the assets securing such secured indebtedness. The Senior Notes will rank PARI PASSU to any future senior indebtedness of the Company and be structurally subordinated to all existing and future indebtedness of any subsidiary of the Company that is not a guarantor of the Senior Notes. Lenders under the New Credit Facility will also have a prior claim on the assets of subsidiaries of the Company that are guarantors under the New Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of New Credit Facility" and "Description of Senior Notes."

SUCCESS OF NEW BUSINESS CONCEPTS AND STRATEGIES

    The Company has recently initiated several new business concepts and strategies, including the remodeling and re-imaging of selected restaurants, the upgrading of its menu and the development of modified restaurant formats in non-traditional locations. There can be no assurance that the Company will continue to develop such concepts and strategies, that such concepts and strategies will be successful or profitable or that such concepts and strategies will fill the strategic roles intended for them by the Company. See "Business--Business Strategies."

    The success of the Company's business strategy will also depend, in part, on the development and implementation of a franchising program. The Company does not have significant experience in franchising restaurants and there can be no assurance that the Company will continue to successfully locate and attract suitable franchisees or that such franchisees will have the business abilities or sufficient access to capital to open restaurants or will operate restaurants in a manner consistent with the Company's concept and standards or in compliance with franchise agreements. The success of the Company's franchising program will also be dependent upon certain other factors, certain of which are not within the control of the Company or its franchisees, including the availability of suitable sites on acceptable lease or purchase terms, permitting and regulatory compliance and general economic and business conditions. See "Prospectus Summary--Recent Developments" and "Business--Restaurant Operations--Franchising Program."

    The Company has operations in the United Kingdom, South Korea and the People's Republic of China ("China"). These international operations are subject to various risks, including changing political and economic conditions, currency fluctuations, trade barriers, trademark rights, adverse tax consequences, import tariffs, customs and duties and government regulations. Government regulations, relating to, among other things, the preparation and sale of food, building and zoning requirements, wages, working conditions and the Company's relationship with its employees, may vary widely from those in the United States. There can be no assurance that the Company will be successful in maintaining or expanding its international operations.

GEOGRAPHIC CONCENTRATION

    Approximately 80% of the Company's restaurants are located, and substantially all of its retail sales are generated, in the Northeast. As a result, a severe or prolonged economic recession or changes in demographic mix, employment levels, population density, weather, real estate market conditions or other factors unique to this geographic region may adversely affect the Company more than certain of its competitors which are more geographically diverse.

RELATIONSHIPS WITH PERKINS; POTENTIAL CONFLICTS OF INTEREST; DEPENDENCE ON
  SENIOR MANAGEMENT

    After giving effect to the Recapitalization and the Related Transactions, approximately 7.4%, 2.4% and 2.0% of the Company's Common Stock would have been owned, as of June 29, 1997, by Donald N. Smith, Harrah's Operating Company Inc. ("Harrah's") and The Equitable Life Assurance Society of the United States (the "Equitable"), respectively. These stockholders indirectly own 33.2%, 33.2% and 28.1%, respectively, of the general partner of Perkins Family Restaurants, L.P. ("PFR"), which, through Perkins Restaurants Operating Company, L.P. ("Perkins"), owns and franchises family-style restaurants. Mr. Smith, the Company's Chairman, Chief Executive Officer and President, is an officer of the general partner of PFR. In addition, three of the directors of the general partner of PFR serve as directors of the Company. In the ordinary course of business, the Company enters into transactions with Perkins. The Company's policy is to only enter into a transaction with an affiliate, such as Perkins, in the ordinary course of, and pursuant to the reasonable requirements of, its business and upon terms that are no less favorable to the Company than could be obtained if the transaction was entered into with an unaffiliated third party. See "Certain Transactions."

    After giving effect to the Recapitalization and the Related Transactions, the directors and officers of the Company would have owned approximately 18.6% of the Common Stock as of June 29, 1997. Circumstances could arise in which the interests of such stockholders could be in conflict with the interests of the other stockholders of the Company and the holders of the Senior Notes. In addition, Mr. Smith serves as Chairman, Chief Executive Officer and President of the Company and as Chairman and Chief Executive Officer of Perkins and, consequently, devotes a portion of his time to the affairs of each Company and may be required to limit his involvement in those areas, if any, where the interests of the Company conflict with those of Perkins. Mr. Smith does not have an employment agreement with the Company nor is he contractually prohibited from engaging in other business ventures in the future, any of which could compete with the Company or its subsidiaries. See "Ownership of Common Stock."

    The Company's business is managed, and its business strategies formulated, by a relatively small number of key executive officers and other personnel, certain of whom have joined the Company since Mr. Smith's arrival. The loss of these key management persons, including Mr. Smith, could have a material adverse effect on the Company. See "Management."

COMPETITION

    The restaurant business is highly competitive and is affected by changes in the public's eating habits and preferences, population trends and traffic patterns, as well as by local and national economic conditions affecting consumer spending habits, many of which are beyond the Company's control. Key competitive factors in the industry are the quality and value of the food products offered, quality and speed of service, attractiveness of facilities, advertising, name brand awareness and image and restaurant location. Each of the Company's restaurants competes directly or indirectly with locally-owned restaurants as well as restaurants with national or regional images, and to a limited extent, restaurants operated by its franchisees. A number of the Company's significant competitors are larger or more diversified and have substantially greater resources than the Company. The Company's retail operations compete with national and regional manufacturers of frozen desserts, many of which have greater financial resources and more established channels of distribution than the Company. Key competitive factors in the retail food business include brand awareness, access to retail locations, price and quality.

EXPOSURE TO COMMODITY PRICING

    The basic raw materials for the Company's frozen desserts are dairy products and sugar. The Company's purchasing department purchases other food products, such as coffee, in large quantities. Although the Company does not hedge its positions in any of these commodities as a matter of policy, it may opportunistically purchase some of these items in advance of a specific need. As a result, the Company is subject to the risk of substantial and sudden price increases, shortages or interruptions in supply of such items, which could have a material adverse effect on the Company.

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

    Food service businesses are often affected by changes in consumer tastes, national, regional and local economic conditions, demographic trends, traffic patterns, the cost and availability of labor, purchasing power, availability of products and the type, number and location of competing restaurants. The Company could also be substantially adversely affected by publicity resulting from food quality, illness, injury or other health concerns or alleged discrimination or other operating issues stemming from one location or a limited number of locations, whether or not the Company is liable. In addition, factors such as increased costs of goods, regional weather conditions and the potential scarcity of experienced management and hourly employees may also adversely affect the food service industry in general and the results of operations and financial condition of the Company.

REGULATION

    The restaurant and food distribution industries are subject to numerous Federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. The failure to obtain or retain food licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees could adversely affect the Company. In September 1997, the second phase of an increase in the minimum wage will be implemented in accordance with the Federal Fair Labor Standards Act of 1996, which could adversely affect the Company. See "Business--Government Regulation."

FRAUDULENT CONVEYANCE

    The incurrence of indebtedness and other obligations in connection with the Recapitalization, including the issuance of the Senior Notes, may be subject to review by a court under federal bankruptcy law or comparable provisions of state fraudulent transfer law. Generally, if a court or other trier of fact were to find that the Company did not receive fair consideration or reasonably equivalent value for incurring such indebtedness or obligation and, at the time of such incurrence, the Company (i) was insolvent, (ii) was rendered insolvent by reason of such incurrence, (iii) was engaged in a business or transaction for which the assets remaining in the Company constituted unreasonably small capital or (iv) intended to incur or believed it would incur debts beyond its ability to pay such debts as they mature, such court, subject to applicable statutes of limitations, could determine to invalidate, in whole or in part, such indebtedness and obligations as fraudulent conveyances or subordinate such indebtedness and obligations to existing or future creditors of the Company. The definition or measure of such matters as fair consideration, reasonably equivalent value, insolvency or unreasonably small capital for purposes of the foregoing will vary depending on the law of the jurisdiction which is being applied. Generally, however, the Company would be considered insolvent if, at the time it incurred indebtedness, either the fair market value (or fair saleable value) of its assets was less than the amount required to pay its total debts and liabilities (including contingent liabilities) as they became absolute and matured or it had incurred debt beyond its ability to repay such debt as it matures.

    The proceeds of the Recapitalization will be used primarily to repay debt of the Company. The Company believes that it is receiving fair consideration or reasonably equivalent value in return for incurring the indebtedness and other obligations in connection with the Recapitalization. The Company also believes that, after giving effect to indebtedness incurred in connection with the Recapitalization and the use of the proceeds of such indebtedness, it will have sufficient capital for the businesses in which it is engaged. There can be no assurance, however, as to what standard a court would apply in making such determinations or whether a court would agree with the Company's assessments. In addition, as of June 29, 1997 on a pro forma basis giving effect to the Recapitalization and the Related Transactions as if they had occurred on such date, the Company would have had a negative net worth as determined pursuant to generally accepted accounting principles.

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Common Stock Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for the Common Stock after the Common Stock Offering or, if developed, that such market will be sustained. The initial public offering price of the Common Stock will be based on negotiations between the Company and the Underwriters and may bear no relationship to the price at which the Common Stock will trade after the completion of the Common Stock Offering. See "Underwriting" for factors to be considered in determining the initial public offering price. In addition, quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, changes in earnings estimates or recommendations by research analysts, or other developments affecting the Company or its competitors could cause the market price of the Common Stock to fluctuate substantially. In recent years, the stock market and the restaurant industry in particular have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Common Stock Offering, the Company will have 7,500,000 shares of Common Stock outstanding. Of these shares, 5,000,000 shares sold in the Common Stock Offering will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except any shares purchased by persons deemed to be "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining 2,500,000 shares of Common Stock are deemed "restricted securities" (the "Restricted Shares") under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act. Under Rule 144, substantially all of these remaining Restricted Shares may become eligible for resale 90 days after the date the Company becomes subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (i.e., 90 days after the consummation of the Common Stock Offering), and may be resold prior to such date only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom. Sales of substantial amounts of shares of Common Stock in the public market after the Common Stock Offering or the perception that such sales could occur may adversely affect the market price of the Common Stock.

    All executive officers and directors and the existing shareholders of the Company who, after the Common Stock Offering, will hold in the aggregate
approximately 2,500,000 shares of Common Stock (     shares if the Underwriters'
over-allotment option is exercised in full), have agreed, pursuant to lock-up agreements, that they will not, without the prior written consent of Montgomery Securities, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 360 days after the date of this Prospectus, except that the lenders under the Old Credit Facility may sell (i) shares of Common Stock to other stockholders of the Company existing prior to the Common Stock Offering and (ii) any shares of Common Stock acquired by them in or after the Common Stock Offering, which shares are not "restricted securities" pursuant to Rule 144 under the Securities Act.

    The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to the Company's Stock Option Plan and Restricted Stock Plan. Subject to the completion of the 360-day period described above, shares of Common Stock issued upon the exercise of awards issued under such plans and after the effective date of such registration statement, generally will be eligible for sale in the public market. See "Management--Executive Compensation."

    Prior to the consummation of the Common Stock Offering, the Company, its shareholders holding Class A and Class B common shares prior to the Recapitalization and certain warrant holders will enter into an amendment to an existing registration rights agreement providing that such shareholders may demand registration under the Securities Act, at any time within 18 months (the "Registration Period") after the end of the 360-day lock-up period commencing with the date of this Prospectus, of shares of the Company's Common Stock into which such Class A and Class B common shares are converted in connection with the Recapitalization or for which such warrants are exercised. The Company may postpone such a demand under certain circumstances. In addition, such shareholders may request the Company to include such shares of Common Stock in any registration by the Company of its capital stock under the Securities Act during the Registration Period. See "Shares Eligible for Future Sale."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

    The Company's Restated Articles of Organization (the "Restated Articles") and Restated By-Laws (the "Restated By-Laws") contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. The Restated By-Laws provide that a stockholder seeking to have business conducted at a meeting of stockholders must give advance notice to the Company prior to the scheduled meeting. The Restated By-Laws further provide that a special stockholders meeting may be called only by the Board of Directors, Chairman of the Board of Directors, or President of the Company. Massachusetts law and the Restated Articles provide for a classified Board of Directors and for the removal of directors only for cause upon the affirmative vote of (i) the holders of at least a majority of the shares entitled to vote or
(ii) a majority of the directors then in office. Moreover, upon completion of the Common Stock Offering, the Company expects to be subject to an anti-takeover provision of the Massachusetts General Laws which prohibits, subject to certain exceptions, a holder of 5% or more of the outstanding voting stock of a corporation from engaging in certain transactions with the corporation, including a merger or stock or asset sale. While the Company's Restated By-Laws exclude the applicability of another Massachusetts anti-takeover statute which provides that any stockholder who acquires 20% or more of the outstanding voting stock of a corporation subject to the statute may not vote such stock unless the stockholders of the corporation so authorize, the Board of Directors of the Company may amend the Restated By-Laws at any time to subject the Company to this statute prospectively. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock and may have the effect of preventing changes in the management of the Company.

    In addition, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and have such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock--Preferred Stock."

    The Company's Board of Directors intends to enact a stockholder rights plan (the "Plan") designed to protect the interests of the Company's stockholders in the event of a potential takeover in a manner or on terms not approved by the Board of Directors as being in the best interests of the Company and its stockholders. Pursuant to the Plan, upon the filing of the Restated Articles prior to the consummation of the Common Stock Offering, the Board will declare a dividend distribution of one purchase right (a "Right") for each outstanding share of Common Stock. The Plan provides, in substance, that should any person or group (other than Mr. Smith, Harrah's, Equitable, senior management and their respective affiliates) acquire 15% or more of the Company's Common Stock, each Right, other than Rights held by the acquiring person or group, would entitle its holder to purchase a specified number of shares of Common Stock for 50% of their then current market value. Unless a 15% acquisition has occurred, the Rights may be redeemed by the Company at any time prior to the termination date of the Plan. The Plan has certain anti-takeover effects, in that it will cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors. See "Description of Capital Stock--Stockholder Rights Plan."

SUBSTANTIAL AND IMMEDIATE DILUTION

    Purchasers of the Common Stock offered hereby will experience immediate and significant dilution in net tangible book value per share of approximately $33.63 per share of Common Stock (at an assumed initial public offering price of $20.00 per share). See "Dilution."

                                USE OF PROCEEDS

    The Company is implementing the Recapitalization to refinance all of the indebtedness under the Old Credit Facility and thereby lengthen the average maturities of the Company's outstanding indebtedness, reduce interest expense and increase liquidity and operating and financial flexibility. Concurrent with, and contingent upon, the consummation of the Offerings, the Company will enter into the New Credit Facility.

    As of June 29, 1997, borrowings under the Old Credit Facility accrued interest at a rate of 11.0% per annum, and such borrowings will become due in May 1998, unless repaid or previously extended for an additional year pursuant to the terms of the Old Credit Facility. Borrowings under the New Credit Facility will bear interest at a floating rate equal to LIBOR plus 2.375% per annum for drawings under the Revolving Credit Facility and issuances under the Letter of Credit Facility, 2.375% per annum for amounts undrawn and available under the Letter of Credit Facility and an average floating rate equal to LIBOR plus 2.563% for the Term Loan Facility. See "Description of New Credit Facility."

    The following table sets forth the estimated sources and uses of funds in connection with the Recapitalization after giving effect to the Related
Transactions:

                                                                               AT CLOSING
                                                                          --------------------
                                                                              (DOLLARS IN
                                                                               THOUSANDS)
SOURCES OF FUNDS:
  Available cash........................................................       $    1,339
  Term Loan Facility (a)................................................           80,000
  Senior Note Offering (b)..............................................          200,000
  Common Stock Offering (c).............................................          100,000
                                                                                 --------
      Total Sources.....................................................       $  381,339
                                                                                 --------
                                                                                 --------
USES OF FUNDS:
  Retirement of Old Credit Facility (d).................................       $  353,089
  Retirement of capital leases..........................................            9,000
  Estimated fees and expenses (e).......................................           19,250
                                                                                 --------
      Total Uses........................................................       $  381,339
                                                                                 --------
                                                                                 --------

------------------------

(a) Represents borrowing in full under the Term Loan Facility. As part of the Recapitalization, the Company will have a $45,000 Revolving Credit Facility which is expected to be undrawn at closing and $3,111 available under the Letter of Credit Facility. These facilities are expected to be drawn in part, from time to time, to finance the Company's working capital and other general corporate requirements.

(b) Represents gross proceeds from the Senior Note Offering.

(c) Represents gross proceeds from the sale of 5,000,000 shares of Common Stock at an assumed initial public offering price of $20.00 per share.

(d) Represents the balance of all amounts expected to be outstanding under the Old Credit Facility ($371,327 as of June 29, 1997) after giving effect to the application of (i) $8,238 received on July 15, 1997 pursuant to the DavCo Agreement and (ii) $10,000 of previously restricted cash and investments of RIC which is expected to be released to the Company in exchange for a $11,889 letter of credit, with the $1,889 of additional released cash and investments increasing the Company's cash balance.

(e) Includes estimated underwriting discounts and commissions and other fees and expenses relating to the Offerings and the New Credit Facility of which $8,427 relates to the Common Stock Offering and $10,823 relates to the Senior Note Offering and the New Credit Facility. See "Underwriting."

                                DIVIDEND POLICY

    The Company currently intends to retain its earnings to finance future growth and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. Any determination as to the payment of dividends will depend upon the future results of operations, capital requirements and financial condition of the Company and its subsidiaries and such other facts as the Board of Directors of the Company may consider, including any contractual or statutory restrictions on the Company's ability to pay dividends. The New Credit Facility and the Indenture relating to the Senior Notes will each limit the Company's ability to pay dividends on its Common Stock. See "Description of New Credit Facility" and "Description of Senior Notes."

                                    DILUTION

    The net tangible book value of the Company as of June 29, 1997 was $(190,909,000), or $(77.20) per share. "Net tangible book value" per share is determined by dividing the number of shares of Common Stock outstanding into the net tangible book value of the Company (total tangible assets less total liabilities). After giving effect to the Recapitalization and the Related Transactions, the Company's pro forma net tangible book value as of June 29, 1997 would have been $(102,202,000), or $(13.63) per share. This represents an immediate increase in net tangible book value of $63.57 per share to existing stockholders and an immediate dilution of $33.63 per share to new investors purchasing Common Stock in the Common Stock Offering. The following table illustrates this dilution:

Assumed initial public offering price..............................             $   20.00
  Net tangible book value per share at June 29, 1997...............  $  (77.20)
  Increase per share attributable to new investors in the
    Common Stock Offering..........................................      63.57
                                                                     ---------
  Pro forma net tangible book value per share after the Common
    Stock Offering.................................................                (13.63)
                                                                                ---------
Dilution per share to new investors................................             $   33.63
                                                                                ---------
                                                                                ---------

    The following table summarizes as of June 29, 1997, on a pro forma as adjusted basis after giving effect to the Recapitalization and the Related Transactions, the difference between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total cash consideration paid to the Company, and the average price per share paid by existing stockholders and by the purchasers of the shares offered by the Company hereby (at an assumed initial public offering price of $20.00 per share):

                                                         SHARES PURCHASED            TOTAL CONSIDERATION        AVERAGE
                                                    ---------------------------  ---------------------------     PRICE
                                                      NUMBER (A)      PERCENT        AMOUNT        PERCENT     PER SHARE
                                                    --------------  -----------  --------------  -----------  -----------
Existing stockholders.............................       2,500,000(b)       33.3% $   46,875,000       31.9%   $    5.33
New investors.....................................       5,000,000        66.7      100,000,000        68.1    $   20.00
                                                    --------------       -----   --------------       -----
    Total.........................................       7,500,000       100.0%  $  146,875,000       100.0%
                                                    --------------       -----   --------------       -----
                                                    --------------       -----   --------------       -----

------------------------

(a) Excludes an aggregate of approximately 400,000 shares of Common Stock reserved for issuance under the Stock Option Plan. See
    "Management--Executive Compensation--Stock Option Plan."

(b) Includes 27,113 shares to be issued upon consummation of the Common Stock Offering under the Management Stock Plan. See Note 17 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the balance of Cash and cash equivalents, Current maturities of long-term debt and capital lease obligations and capitalization of the Company (i) as of June 29, 1997 and (ii) as of June 29, 1997, as adjusted to give effect to the Recapitalization and the Related Transactions. This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                                           AS OF JUNE 29, 1997
                                                                                         ------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  -----------

                                                                                              (IN THOUSANDS)
Cash and cash equivalents..............................................................   $  16,899    $   7,466(a)
                                                                                         -----------  -----------
                                                                                         -----------  -----------
Current maturities of long-term debt and capital lease obligations.....................   $   7,956    $   4,201
                                                                                         -----------  -----------
                                                                                         -----------  -----------

Long-term debt
  Old Credit Facility..................................................................   $ 371,327    $      --(b)
  Revolving Credit Facility............................................................          --           --(c)
  Term Loan Facility...................................................................          --       80,000
  Senior Notes.........................................................................          --      200,000
  Capital lease obligations and other..................................................      14,295        9,050
                                                                                         -----------  -----------
Total long-term debt...................................................................     385,622      289,050
                                                                                         -----------  -----------
Stockholders' equity (d)
  Preferred Stock, $0.01 par value, 1,000,000 shares authorized and none outstanding,
    as adjusted........................................................................          --           --
  Common Stock, $0.01 par value, 7,389 shares authorized and 2,473 shares outstanding;
    50,000 shares authorized and 7,500 shares outstanding, as adjusted.................          25           75
  Paid-in capital......................................................................      46,905      148,210
  Unrealized gain on investment securities.............................................          28           28
  Accumulated deficit..................................................................    (222,563)    (225,159)
  Cumulative translation adjustment....................................................          71           71
                                                                                         -----------  -----------
Total stockholders' equity (deficit)...................................................    (175,534)     (76,775)
                                                                                         -----------  -----------
Total capitalization...................................................................   $ 210,088    $ 212,275
                                                                                         -----------  -----------
                                                                                         -----------  -----------

------------------------

(a) Gives effect to (i) the $9,983 interest payment made on July 1, 1997 under the Old Credit Facility, (ii) the receipt of $11,889 of previously restricted cash from the Company's insurance subsidiary released in exchange for a letter of credit, net of $10,000 applied to the Old Credit Facility and (iii) $1,339 required as a source of funds for the Recapitalization.

(b) Gives effect to the application of (i) $353,089 of the gross proceeds from the Recapitalization, (ii) $10,000 of restricted cash released from the Company's insurance subsidiary and (iii) $8,238 received by the Company pursuant to the DavCo Agreement on July 15, 1997. See "Use of Proceeds."

(c) As part of the Recapitalization, the Company will have a $45,000 Revolving Credit Facility which is expected to be undrawn at closing and $3,111 available under the Letter of Credit Facility. These facilities are expected to be drawn in part, from time to time, to finance the Company's working capital and other general corporate requirements.

(d) Historical share information includes Class A common shares and Class B common shares. In connection with the Recapitalization, the Class A common shares and Class B common shares will be converted into Common Stock.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth selected consolidated historical financial information of the Company and its consolidated subsidiaries for each of the periods presented below. This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein. The selected consolidated historical financial information for each of 1994, 1995 and 1996, and as of December 31, 1995 and December 29, 1996, has been derived from the Company's audited Consolidated Financial Statements which are included elsewhere herein. The selected consolidated historical financial information as of and for the six months ended June 30, 1996 and June 29, 1997 and for the latest twelve months ended June 29, 1997 has been derived from the Company's unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in accordance with GAAP, the information contained therein. See Note 3 of Notes to Consolidated Financial Statements for a discussion of the basis of the presentation and significant accounting policies of the consolidated historical financial information set forth below. Results for interim periods are not necessarily indicative of full fiscal year results. No stock dividends were declared or paid for any period presented.

                                                                                                               SIX MONTHS ENDED
                                                                         FISCAL YEAR (A)                     --------------------
                                                      -----------------------------------------------------  JUNE 30,   JUNE 29,
                                                        1992       1993       1994       1995       1996       1996       1997
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)

STATEMENT OF OPERATIONS DATA:
Revenues:
  Restaurant........................................  $ 542,859  $ 580,161  $ 589,383  $ 593,570  $ 596,675  $ 284,025  $ 294,518
  Retail, institutional and other...................     20,346     30,472     41,631     55,579     54,132     24,759     28,310
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues......................................    563,205    610,633    631,014    649,149    650,807    308,784    322,828
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Cost of sales.....................................    154,796    170,431    179,793    192,600    191,956     89,696     92,186
  Labor and benefits................................    201,431    209,522    211,838    214,625    209,260    102,674    104,898
  Operating expenses................................    108,363    120,626    132,010    143,854    143,163     70,620     71,284
  General and administrative expenses...............     37,372     40,851     38,434     40,705     42,721     21,230     22,595
  Non-cash write-downs (b)..........................         --     25,552         --      7,352        227         --        347
  Depreciation and amortization.....................     35,734     35,535     32,069     33,343     32,979     16,606     16,401
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income....................................     25,509      8,116     36,870     16,670     30,501      7,958     15,117
Interest expense, net (c)...........................     37,630     38,786     45,467     41,904     44,141     22,138     22,238
Equity in net loss of joint venture.................         --         --         --         --         --         --        743
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before (provision for) benefit from
  income taxes and cumulative effect of changes in
  accounting principles.............................    (12,121)   (30,670)    (8,597)   (25,234)   (13,640)   (14,180)    (7,864)
(Provision for) benefit from income taxes...........     (1,200)    11,470      4,661    (33,419)     5,868      6,154      3,224
Cumulative effect of changes in accounting
  principles, net of income taxes (d)...............         --    (42,248)        --         --         --         --      2,236
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)...................................  $ (13,321) $ (61,448) $  (3,936) $ (58,653) $  (7,772) $  (8,026) $  (2,404)
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------

OTHER DATA:
EBITDA (e)..........................................  $  61,243  $  69,203  $  68,939  $  57,365  $  63,707  $  24,564  $  31,865
Net cash provided by operating activities...........     34,047     42,877     38,381     27,790     26,163     14,896      9,625
Capital expenditures:
  Cash..............................................     33,577     37,361     29,507     19,092     24,217     10,912      8,810
  Non-cash (f)......................................      3,121      7,129      7,767      3,305      5,951      2,811      2,057
                                                      ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total capital expenditures..........................  $  36,698  $  44,490  $  37,274  $  22,397  $  30,168  $  13,723  $  10,867
Ratio of earnings to fixed charges (g)..............         --         --         --         --         --         --         --

PRO FORMA DATA (H):
EBITDA (e)..........................................                                              $  64,653             $  31,865
Interest expense, net (c)...........................                                                 29,610                14,925
Net income..........................................                                                  1,359                 1,911
Net income per share................................                                              $    0.18             $    0.25
Weighted average shares outstanding.................                                                  7,500                 7,500
Ratio of EBITDA to interest expense, net............                                                    2.2x                  2.1x
Ratio of earnings to fixed charges (g)..............                                                    1.1x                  1.0x
Ratio of total long-term debt to EBITDA.............

                                                       TWELVE
                                                       MONTHS
                                                        ENDED
                                                      ---------
                                                      JUNE 29,
                                                        1997
                                                      ---------

STATEMENT OF OPERATIONS DATA:
Revenues:
  Restaurant........................................  $ 607,168
  Retail, institutional and other...................     57,683
                                                      ---------
Total revenues......................................    664,851
                                                      ---------
  Cost of sales.....................................    194,446
  Labor and benefits................................    211,484
  Operating expenses................................    143,827
  General and administrative expenses...............     44,086
  Non-cash write-downs (b)..........................        574
  Depreciation and amortization.....................     32,774
                                                      ---------
Operating income....................................     37,660
Interest expense, net (c)...........................     44,241
Equity in net loss of joint venture.................        743
                                                      ---------
Income (loss) before (provision for) benefit from
  income taxes and cumulative effect of changes in
  accounting principles.............................     (7,324)
(Provision for) benefit from income taxes...........      2,938
Cumulative effect of changes in accounting
  principles, net of income taxes (d)...............      2,236
                                                      ---------
Net income (loss)...................................  $  (2,150)
                                                      ---------
                                                      ---------
OTHER DATA:
EBITDA (e)..........................................  $  71,008
Net cash provided by operating activities...........     20,892
Capital expenditures:
  Cash..............................................     22,115
  Non-cash (f)......................................      5,197
                                                      ---------
Total capital expenditures..........................  $  27,312
Ratio of earnings to fixed charges (g)..............         --
PRO FORMA DATA (H):
EBITDA (e)..........................................  $  71,481
Interest expense, net (c)...........................     29,847
Net income..........................................      6,623
Net income per share................................  $    0.88
Weighted average shares outstanding.................      7,500
Ratio of EBITDA to interest expense, net............        2.4x
Ratio of earnings to fixed charges (g)..............        1.2x
Ratio of total long-term debt to EBITDA.............        4.0x

                                                                FISCAL YEAR (A)                       AS OF      AS OF
                                             -----------------------------------------------------  JUNE 30,   JUNE 29,
                                               1992       1993       1994       1995       1996       1996       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------  ---------

BALANCE SHEET DATA:
Working capital (deficit)..................  $ (28,451) $ (27,919) $ (35,856) $ (14,678) $ (20,700) $ (24,394) $ (19,435)
Total assets...............................    380,087    365,330    374,669    370,292    360,126    371,519    373,142
Total long-term debt and capital lease
  obligations, excluding current
  maturities...............................    358,102    363,028    369,549    389,144    385,977    390,083    385,622
Total stockholders' equity (deficit).......  $ (43,993) $(102,965) $(106,901) $(165,534) $(173,156) $(176,019) $(175,534)

                                                 AS
                                             ADJUSTED(H)
                                             -----------
                                              JUNE 29,
                                                1997
                                             -----------
BALANCE SHEET DATA:
Working capital (deficit)..................   $ (19,130)
Total assets...............................     358,374
Total long-term debt and capital lease
  obligations, excluding current
  maturities...............................     289,050
Total stockholders' equity (deficit).......   $ (76,775)

------------------------

(a) All fiscal years presented include 52 weeks of operations except 1993 which includes 53 weeks of operations.

(b) Includes non-cash write-downs of approximately $16,337 in 1993 related to a trademark license agreement and $3,346 in 1995 related to a postponed debt restructuring. All other non-cash write-downs relate to property and equipment disposed of in the normal course of the Company's operations. See Notes 3, 5 and 6 of Notes to Consolidated Financial Statements.

(c) Interest expense, net is net of capitalized interest of $128, $156, $176, $62, $49, $35, $17 and $31 and interest income of $222, $240, $187, $390,
    $318, $215, $146 and $249 for 1992, 1993, 1994, 1995, 1996, the six months ended June 30, 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997, respectively.

(d) Includes non-cash items, net of related income taxes, as a result of adoption of accounting pronouncements related to income taxes of $30,968, post-retirement benefits other than pensions of $4,140 and post-employment benefits of $7,140 in 1993 and pensions of $2,236 in 1997.

(e) EBITDA represents consolidated Net income (loss) before (i) (Provision for) benefit from income taxes, (ii) Interest expense, net, (iii) Depreciation and amortization, (iv) Cumulative effect of changes in accounting principles, net of income taxes, (v) Equity in net loss of joint venture and
    (vi) Non-cash write-downs and all other non-cash items, plus cash distributions from unconsolidated subsidiaries, each determined in accordance with GAAP. The Company has included information concerning EBITDA in this Prospectus because it believes that such information is used by certain investors as one measure of an issuer's historical ability to service debt. EBITDA should not be considered as an alternative to, or more meaningful than, earnings from operations or other traditional indications of an issuer's operating performance.

(f) Non-cash capital expenditures represent the cost of assets acquired through the incurrence of capital lease obligations.

(g) The Ratio of earnings to fixed charges is computed by dividing (i) income before interest, income taxes and other fixed charges by (ii) fixed charges, including interest expense, amortization of debt issuance costs and the portion of rent expense which represents interest (assumed to be one-third). For 1992, 1993, 1994, 1995, 1996, the six months ended June 30, 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997, earnings were insufficient to cover fixed charges by $12,249, $30,826, $8,773, $25,296, $13,689, $14,215, $7,881 and $7,355, respectively.

(h) Pro Forma Data represents the historical data for the periods adjusted to give effect to the Recapitalization and the Related Transactions as if they had occurred at the beginning of each period. Balance Sheet Data, As Adjusted, represents the historical data as of June 29, 1997, adjusted to give effect to the Recapitalization and the Related Transactions as if they had occurred on such date. Pro forma EBITDA excludes the effect of the Related Transactions. Pro forma EBITDA includes the benefit from the revised method used in determining the return-on-asset component of annual pension expense of $946 in 1996 and the incremental benefit of $473 for the twelve months ended June 29, 1997. Additionally, effective December 30, 1996, the Company changed the salary and expense actuarial assumptions used to calculate pension expense. Had such changes been effective as of July 1, 1996, pro forma EBITDA, the Ratio of EBITDA to interest expense, net and the Ratio of total long-term debt to EBITDA would have been $71,934, 2.4x and 4.0x, respectively for the twelve months ended June 29, 1997. See Note 10 of Notes to Consolidated Financial Statements. Actual weighted average shares outstanding were 2,414, 2,473 and 2,473 for 1996, the six months ended June 29, 1997 and the twelve months ended June 29, 1997. See Note 17 of Notes to Consolidated Financial Statements.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY AND THE NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Friendly's owns and operates 666 restaurants, franchises 34 restaurants and distributes a full line of frozen desserts through more than 5,000 supermarkets and other retail locations in 15 states. The Company was publicly held from 1968 until January 1979 at which time it was acquired by Hershey. Under Hershey's ownership, the number of Company restaurants increased from 601 to 849. Hershey subsequently sold the Company in September 1988 to TRC in a highly-leveraged transaction.

    Beginning in 1989, the new management focused on improving operating performance through revitalizing and renovating restaurants, upgrading and expanding the menu and improving management hiring, training, development and retention. Also in 1989, the Company introduced its signature frozen desserts into retail locations in the Northeast. Since the beginning of 1989, 22 new restaurants have been opened while 170 under-performing restaurants have been closed.

    The high leverage associated with the TRC Acquisition has severely impacted the liquidity and profitability of the Company. As of June 29, 1997, the Company had a stockholders' deficit of $175.5 million. Cumulative interest expense of $373.3 million since the TRC Acquisition has significantly contributed to the deficit. The Company's net loss in 1996 of $7.8 million included $44.1 million of interest expense.

    The Company's revenue, EBITDA and operating income have improved significantly since the TRC Acquisition. Despite the closing of 148 restaurants (net of restaurants opened) since the beginning of 1989, Restaurant revenues have increased 9.0% from $557.3 million in 1989 to $607.2 million in the twelve-months ended June 29, 1997, while average revenue per restaurant has increased 28.6% from $665,000 to $855,000 during the same period. Retail, institutional and other revenues have also increased from $1.4 million in 1989 to $57.7 million in the twelve months ended June 29, 1997. In addition, EBITDA has increased 49.8% from $47.4 million in 1989 to $71.0 million in the twelve-month period ended June 29, 1997, while operating income has increased from $4.1 million to $37.7 million over the same period. As a result of the positive impact of the Company's revitalization program, the closing of under-performing restaurants and the growth of the retail, institutional and other businesses, period to period comparisons may not be meaningful.

    The Company's revenues are derived primarily from the operation of full-service restaurants and from the distribution and sale of frozen desserts through retail locations. In addition, the Company derives a small amount of revenue from the sale of frozen desserts in the United Kingdom and South Korea under various distribution and licensing arrangements. Furthermore, the Company is a 50% partner in a joint venture in Shanghai, China which has manufactured and distributed frozen desserts on a limited basis. The joint venture is currently seeking to establish additional distribution for its products in China.

    On July 14, 1997, the Company entered into the DavCo Agreement pursuant to which the Company received $8.2 million in cash for the sale of certain non-real property assets and in payment of franchise and development fees, and will receive (i) a royalty based on franchised restaurant revenues and (ii) revenues and earnings from the sale to DavCo of Friendly's frozen desserts and other products. The Company anticipates receiving similar fees and royalty streams in connection with future franchising arrangements. See "Prospectus Summary--Recent Developments."

    Cost of sales includes direct food costs, the Company's costs to manufacture frozen desserts and the Company's costs to distribute frozen desserts and other food products to its restaurants and its retail, institutional and other customers. Retail, institutional and other revenues have higher food costs as a percentage of sales than Restaurant revenues. Labor and benefits include labor and related payroll expenses for restaurant employees. Operating expenses include all other restaurant-level expenses including supplies, utilities, maintenance, insurance and occupancy-related expenses, the costs associated with Retail, institutional and other revenues including salaries for sales personnel and other selling expenses and advertising costs.

    General and administrative expenses include costs associated with restaurant field supervision and the Company's headquarters personnel. Non-cash write-downs include the write-downs of long-lived assets and certain intangible assets when circumstances indicate that the carrying amount of an asset may not be recoverable. See Notes 3 and 6 of Notes to Consolidated Financial Statements. Interest expense, net is net of capitalized interest and interest income.

RESULTS OF OPERATIONS

    The operating results of the Company expressed as a percentage of Total revenues are set forth below.

                                                                              FISCAL YEAR                   SIX MONTHS ENDED
                                                                 -------------------------------------  ------------------------
                                                                                                         JUNE 30,     JUNE 29,
                                                                    1994         1995         1996         1996         1997
                                                                 -----------  -----------  -----------  -----------  -----------
Revenues:
  Restaurant...................................................         93.4%        91.4%        91.7%        92.0%        91.2%
  Retail, institutional and other..............................          6.6          8.6          8.3          8.0          8.8
                                                                 -----------  -----------  -----------  -----------  -----------
Total revenues.................................................        100.0        100.0        100.0        100.0        100.0
                                                                 -----------  -----------  -----------  -----------  -----------
Less:
  Cost of sales................................................         28.5         29.7         29.5         29.0         28.5
  Labor and benefits...........................................         33.6         33.1         32.2         33.3         32.5
  Operating expenses...........................................         20.9         22.2         22.0         22.9         22.1
  General and administrative expenses..........................          6.1          6.2          6.5          6.9          7.0
                                                                 -----------  -----------  -----------  -----------  -----------
EBITDA.........................................................         10.9          8.8          9.8          7.9          9.9
Non-cash write-downs...........................................          0.0          1.1          0.0          0.0          0.1
Depreciation and amortization..................................          5.1          5.1          5.1          5.3          5.1
                                                                 -----------  -----------  -----------  -----------  -----------
Operating income...............................................          5.8          2.6          4.7          2.6          4.7
Interest expense, net..........................................          7.2          6.5          6.8          7.2          6.9
Equity in net loss of joint venture............................          0.0          0.0          0.0          0.0          0.2
                                                                 -----------  -----------  -----------  -----------  -----------
Loss before benefit from (provision for) income taxes and
  cumulative effect of change in accounting principle..........         (1.4)        (3.9)        (2.1)        (4.6)        (2.4)
Benefit from (provision for) income taxes......................          0.8         (5.1)         0.9          2.0          1.0
Cumulative effect of change in accounting principle, net of
  income tax expense...........................................          0.0          0.0          0.0          0.0          0.7
                                                                 -----------  -----------  -----------  -----------  -----------
Net income (loss)..............................................         (0.6)%       (9.0)%       (1.2)%       (2.6)%       (0.7)%
                                                                 -----------  -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------  -----------

    SIX MONTHS ENDED JUNE 29, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

    REVENUES--Total revenues increased $14.0 million, or 4.5%, to $322.8 million for the six months ended June 29, 1997 from $308.8 million for the six months ended June 30, 1996. Restaurant revenues increased $10.5 million, or 3.7%, to $294.5 million for the six months ended June 29, 1997 from $284.0 million for the six months ended June 30, 1996. Comparable restaurant revenues increased 4.7%. The increase in Restaurant revenues and comparable restaurant revenues was due to the introduction of higher-priced lunch and dinner entrees, selected menu price increases, a shift in sales mix to higher-priced items, the opening of one new restaurant, the revitalization of 21 restaurants, building expansions at four restaurants and a milder winter in the 1997 period, which allowed for favorable traffic comparisons. The increase was partially offset by the closing of 22 under-performing restaurants. Retail, institutional and other revenues increased by $3.5 million, or 14.1%, to $28.3 million for the six months ended June 29, 1997 from $24.8 million for the six months ended June 30, 1996. The increase was primarily due to a more effective sales promotion program.

    COST OF SALES--Cost of sales increased $2.5 million, or 2.8%, to $92.2 million for the six months ended June 29, 1997 from $89.7 million for the six months ended June 30, 1996. Cost of sales as a percentage of Total revenues decreased to 28.5% in the 1997 period from 29.0% in the 1996 period. The decrease was due to a 0.8% reduction in food costs at the restaurant level despite higher guest check averages because of reduced promotional discounts. The decrease was offset by a 0.3% increase in food costs at the retail and institutional level.

    LABOR AND BENEFITS--Labor and benefits increased $2.2 million, or 2.1%, to $104.9 million for the six months ended June 29, 1997 from $102.7 million for the six months ended June 30, 1996. Labor and benefits as a percentage of Total revenues decreased to 32.5% in the 1997 period from 33.3% in the 1996 period. The decrease was due to an increase in Retail, institutional and other revenues as a percent of Total revenues as these revenues have no associated labor and benefits costs, and to an improvement in labor utilization and lower workers' compensation insurance and pension costs.

    OPERATING EXPENSES--Operating expenses increased $0.7 million, or 1.0%, to $71.3 million for the six months ended June 29, 1997 from $70.6 million for the six months ended June 30, 1996. Operating expenses as a percentage of Total revenues decreased to 22.1% in the 1997 period from 22.9% in the 1996 period. The decrease was due to reduced costs for snow removal in the 1997 period and the allocation of fixed costs over higher Total revenues.

    GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased $1.4 million, or 6.6%, to $22.6 million for the six months ended June 29, 1997 from $21.2 million for the six months ended June 30, 1996. General and administrative expenses as a percentage of Total revenues increased to 7.0% in the 1997 period from 6.9% in the 1996 period. This increase was due to an increase in management bonuses and the annual merit-based salary increases, partially offset by reductions in pension costs and the elimination of field management positions associated with the closing of 22 restaurants since the end of the 1996 period.

    EBITDA--As a result of the above, EBITDA increased $7.3 million, or 29.7%, to $31.9 million for the six months ended June 29, 1997 from $24.6 million for the six months ended June 30, 1996. EBITDA as a percentage of Total revenues increased to 9.9% in the 1997 period from 7.9% in the 1996 period.

    NON-CASH WRITE-DOWNS--Non-cash write-downs were $0.3 million for the six months ended June 29, 1997; there were no such write-downs during the six months ended June 30, 1996.

    DEPRECIATION AND AMORTIZATION--Depreciation and amortization decreased $0.2 million, or 1.2%, to $16.4 million for the six months ended June 29, 1997 from $16.6 million for the six months ended June 30, 1996. Depreciation and amortization as a percentage of Total revenues decreased to 5.1% in the 1997 period from 5.3% in the 1996 period. The decrease was due to the closing of 22 units since the end of the 1996 period, partially offset by higher amortization of debt restructuring costs incurred as a result of a debt restructuring which was effective January 1, 1996.

    INTEREST EXPENSE, NET--Interest expense, net of capitalized interest and interest income, increased by $0.1 million, or 0.5%, to $22.2 million for the six months ended June 29, 1997 from $22.1 million for the six months ended June 30, 1996. The increase in interest expense was due to higher average borrowings under the revolving portion of the Company's Old Credit Facility in the 1997 period.

    EQUITY IN NET LOSS OF JOINT VENTURE--The equity in net loss of the China joint venture of $0.7 million for the six month period ended June 29, 1997 reflected the Company's 50% share of the China joint venture's net loss for such period. Sales for the joint venture were minimal during the 1997 period.

    BENEFIT FROM (PROVISION FOR) INCOME TAXES--The benefit from income taxes decreased $3.0 million to a benefit of $3.2 million for the six months ended June 29, 1997 from a benefit of $6.2 million for the six months ended June 30, 1996. The decrease was due to a decrease in the loss before taxes.

    In 1997, the Company revised the method used in determining the return-on-asset component of annual pension expense as described in Note 10 of Notes to Consolidated Financial Statements. The cumulative effect of this change was $2.2 million, net of income tax expense of $1.6 million.

    NET INCOME (LOSS)--Net loss decreased by $5.6 million, or 70.0%, to a net loss of $2.4 million for the six months ended June 29, 1997 from a net loss of $8.0 million for the six months ended June 30, 1996.

    1996 COMPARED TO 1995

    REVENUES--Total revenues increased $1.7 million, or 0.3%, to $650.8 million in 1996 from $649.1 million in 1995. Restaurant revenues increased $3.1 million, or 0.5%, to $596.7 million in 1996 from $593.6 million in 1995. Comparable restaurant revenues increased by 1.8%. The increase in Restaurant revenues and comparable restaurant revenues was due to the introduction of higher-priced lunch and dinner entrees in the fourth quarter of 1996, selected menu price increases, a shift in sales mix to higher priced items, the opening of three new restaurants, the revitalization of 17 restaurants and building expansions at four existing locations. The increase was partially offset by the closing of 31 restaurants in 1996. Retail, institutional and other revenues declined by $1.5 million, or 2.7%, to $54.1 million in 1996 from $55.6 million in 1995. The decrease was primarily attributable to the effects of a reduction in promotional activities.

    COST OF SALES--Cost of sales decreased $0.6 million, or 0.3%, to $192.0 million in 1996 from $192.6 million in 1995. Cost of sales as a percentage of Total revenues decreased to 29.5% in 1996 from 29.7% in 1995. The decrease was due to a 0.2% reduction in food costs at the restaurant level as a result of reduced waste in food preparation.

    LABOR AND BENEFITS--Labor and benefits decreased $5.3 million, or 2.5%, to $209.3 million in 1996 from $214.6 million in 1995. Labor and benefits as a percentage of Total revenues decreased to 32.2% in 1996 from 33.1% in 1995. The decrease was due to a 1.1% reduction in labor and benefits as a percentage of Restaurant revenues as a result of an improvement in labor utilization and lower group and workers' compensation insurance costs. The decrease was offset by a 0.3% reduction in Retail, institutional and other revenues as a percentage of Total revenues as these revenues have no associated labor and benefits.

    OPERATING EXPENSES--Operating expenses decreased $0.7 million, or 0.5%, to $143.2 million in 1996 from $143.9 million in 1995. Operating expenses as a percentage of Total revenues decreased in 1996 to 22.0% from 22.2% in 1995. The decrease was due to the allocation of fixed costs over higher total revenues.

    GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased $2.0 million, or 4.9%, to $42.7 million in 1996 from $40.7 million in 1995. General and administrative expenses as a percentage of Total revenues increased to 6.5% in 1996 from 6.2% in 1995. This increase was due to an increase in management bonuses and the annual merit-based salary increases, partially offset by reductions in group medical insurance claims and the elimination of field management positions associated with the closing of 31 restaurants in 1996. General and administrative expenses, exclusive of management bonuses, increased $0.3 million in 1996.

    EBITDA--As a result of the above, EBITDA increased by $6.3 million, or 11.0%, to $63.7 million in 1996 from $57.4 million in 1995. EBITDA as a percentage of Total revenues increased to 9.8% in 1996 from 8.8% in 1995.

    NON-CASH WRITE-DOWNS--Non-cash write-downs decreased $7.2 million to $0.2 million in 1996 from $7.4 million in 1995. The decrease was due to a reduction in the carrying value of properties held for disposition of $0.2 million in 1996 and $4.0 million in 1995. In 1995, the Company also incurred a non-cash write-down of $3.3 million relating to costs resulting from a postponed debt refinancing. For further explanation of the non-cash write-downs, see Notes 3, 5 and 6 of Notes to Consolidated Financial Statements.

    DEPRECIATION AND AMORTIZATION--Depreciation and amortization decreased $0.3 million, or 0.9%, to $33.0 million in 1996 from $33.3 million in 1995. The decrease was due to lower amortization of debt restructuring costs, partially offset by an increase in depreciation due to the addition of three restaurants and the ongoing implementation of the Company's revitalization program. Depreciation and amortization as a percentage of Total revenues was 5.1% for both periods.

    INTEREST EXPENSE, NET--Interest expense, net of capitalized interest and interest income, increased by $2.2 million, or 5.3%, to $44.1 million in 1996 from $41.9 million in 1995. The increase was due to an increase in the interest rate on the Company's bank debt as a result of the debt restructuring effective January 1, 1996.

    BENEFIT FROM (PROVISION FOR) INCOME TAXES--The benefit from income taxes was $5.9 million in 1996 as compared to a provision for income taxes of $33.4 million in 1995. The benefit from income taxes of $5.9 million in 1996 represented the statutory federal and state tax benefit of the Company's loss partially offset by the impact of the federal and state tax valuation allowances. The income tax provision of $33.4 million in 1995 resulted primarily from the Company's deconsolidation from TRC as described in Note 9 of Notes to Consolidated Financial Statements. See "Net Operating Loss Carryforwards."

    NET INCOME (LOSS)--As a result of the above, net loss decreased by $50.9 million, or 86.7%, to a net loss of $7.8 million in 1996 from a net loss of $58.7 million in 1995.

    1995 COMPARED TO 1994

    REVENUES--Total revenues increased $18.1 million, or 2.9%, to $649.1 million in 1995 from $631.0 million in 1994. Restaurant revenues increased $4.2 million, or 0.7%, to $593.6 million in 1995 from $589.4 million in 1994. Comparable restaurant revenues increased by 0.9%. The increase in Restaurant revenues and comparable restaurant revenues was due to the introduction of frozen yogurt, selected menu price increases, a shift in sales mix to higher-priced items, the opening of one new restaurant, the revitalization of 13 restaurants and building expansions at seven existing restaurants. The increase was partially offset by the closing of 16 restaurants in 1995. Retail, institutional and other revenues increased $14.0 million, or 33.7%, to $55.6 million in 1995 from $41.6 million in 1994. This increase was due to a successful promotional campaign in existing markets and the introduction of frozen yogurt into these markets.

    COST OF SALES--Cost of sales increased $12.8 million, or 7.1%, to $192.6 million in 1995 from $179.8 million in 1994. Cost of sales as a percentage of Total revenues increased to 29.7% in 1995 from 28.5% in 1994. The increase was due to a 0.8% rise in food costs at the restaurant level as a result of a sales mix shift to higher quality items and increased waste in food preparation and to a 0.4% rise in food costs at the retail and institutional level.

    LABOR AND BENEFITS--Labor and benefits increased $2.8 million, or 1.3%, to $214.6 million in 1995 from $211.8 million in 1994. Labor and benefits as a percentage of Total revenues decreased in 1995 to 33.1% from 33.6% in 1994. Approximately 0.7% of the decrease was due to an increase in Retail, institutional and other revenues as a percent of Total revenues as these revenues have no associated labor and benefits. This decrease was partially offset by a 0.2% rise in labor and benefits as a percentage of Restaurant revenue due to several large group medical claims and the introduction of a restaurant leadership team concept which placed more focus on customer service by increasing the hours of supervisory restaurant employees.

    OPERATING EXPENSES--Operating expenses increased $11.9 million, or 9.0%, to $143.9 million in 1995 from $132.0 million in 1994. Operating expenses as a percentage of Total revenues increased to 22.2% in 1995 from 20.9% in 1994. The increase was due to the cost of sponsoring a Ladies Professional Golf

Association golf tournament ("The Friendly Classic") for the first time, an increase in restaurant advertising expenses, higher restaurant renovation expenses, an increase in credit card fees as a result of greater use of credit cards by consumers and an increase in selling expenses associated with the growth in the retail and institutional business.

    GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased $2.3 million, or 6.0%, to $40.7 million in 1995 from $38.4 million in 1994. General and administrative expenses as a percentage of Total revenues increased to 6.2% in 1995 from 6.1% in 1994. The increase was due to several large group insurance claims in 1995, the annual merit-based salary increases and the benefit in 1994 from eliminating a long-term bonus plan.

    EBITDA--As a result of the above, EBITDA decreased by $11.5 million, or 16.7%, to $57.4 million in 1995 from $68.9 million in 1994. EBITDA as a percentage of Total revenues decreased to 8.8% in 1995 from 10.9% in 1994.

    NON-CASH WRITE-DOWNS--During 1995, the Company incurred a $3.3 million non-cash write-down relating to costs resulting from a postponed debt refinancing and a $4.0 million write-down of the carrying value of 51 restaurant properties. For a further explanation of the write-downs, see Notes 3, 5 and 6 of Notes to Consolidated Financial Statements.

    DEPRECIATION AND AMORTIZATION--Depreciation and amortization increased $1.2 million, or 3.7%, to $33.3 million in 1995 from $32.1 million in 1994. The increase was due to the addition of one new restaurant and the ongoing implementation of the Company's revitalization program, partially offset by a decrease in amortization as a result of TRC Acquisition financing costs being fully amortized. Depreciation and amortization as a percentage of Total revenues was 5.1% for both periods.

    INTEREST EXPENSE, NET--Interest expense, net of capitalized interest and interest income, decreased by $3.6 million, or 7.9%, to $41.9 million in 1995 from $45.5 million in 1994. The decrease was due to the payment of a $3.6 million fee to the Company's lenders in 1994 to facilitate a refinancing of the Company's debt which was never consummated.

    BENEFIT FROM (PROVISION FOR) INCOME TAXES--The provision for income taxes was $33.4 million as compared to the benefit from income taxes of $4.7 million in 1994. The provision for income taxes of $33.4 million in 1995 was due to the impact on deferred taxes from the Company's anticipated deconsolidation from its parent and the statutory federal and state tax benefit of the Company's loss partially offset by both federal and state limitations as described in Note 9 of Notes to Consolidated Financial Statements. The benefit from income taxes of $4.7 million in 1994 represented the statutory federal and state tax benefit of the Company's loss partially offset by the impact of the state tax valuation allowance.

    NET INCOME (LOSS)--As a result of the above, net loss increased by $54.8 million to a net loss of $58.7 million in 1995 from a net loss of $3.9 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of liquidity and capital resources have been cash generated from operations and borrowings under the Old Credit Facility. Net cash provided by operating activities was $9.6 million for the six months ended June 29, 1997, $26.2 million in 1996, $27.8 million in 1995 and $38.4 million in 1994. Available borrowings under the Old Credit Facility were $13.7 million as of June 29, 1997, excluding $2.4 million of letter of credit availability.

    Additional sources of cash consist of capital and operating leases for financing leased restaurant locations (in malls and shopping centers and land or building leases), restaurant equipment, manufacturing equipment, distribution vehicles and computer equipment. Additionally, sales of under-performing existing restaurant properties and other assets (to the extent the Company's and its subsidiaries' debt instruments, if any, permit) are sources of cash. The amounts of debt financing that the Company will be able to incur under capital leases and for property and casualty insurance financing and the amount of asset sales by the

Company will be limited by the terms of the New Credit Facility and the Indenture relating to the Senior Notes. See "Description of New Credit Facility" and "Description of Senior Notes."

    The Company requires capital principally to maintain existing restaurant and plant facilities, to continue to renovate and re-image existing restaurants, to convert restaurants, to construct new restaurants and for general corporate purposes. Since the TRC Acquisition, the Company has spent $264.3 million on capital expenditures, including $86.9 million on the renovation and re-imaging of restaurants under its revitalization program.

    The following table presents for the periods indicated the number of (i) restaurants opened and closed during, and the number of restaurants open at the end of, each period, (ii) the number of restaurants in which (a) seating capacity was expanded and (b) certain exterior and interior renovation and re-imaging was completed under the Company's revitalization program and (iii) the aggregate number of restaurants expanded and revitalized at the end of each period.

                                                                                                                     SIX MONTHS
                                                                                   FISCAL YEAR                          ENDED
                                                                -------------------------------------------------     JUNE 29,
                                                                     1994             1995             1996             1997
                                                                ---------------  ---------------  ---------------  ---------------
Restaurants opened............................................             8                1                3           --
Restaurants closed............................................            15               16               31                7
Restaurants open (end of period)..............................           750              735              707              700

Restaurants expanded..........................................             7                5                4                3
Aggregate restaurants expanded................................            12               17               21               24

Restaurants revitalized.......................................            67               14               16                7
Aggregate restaurants revitalized.............................           594              608              624              631

    Net cash used in investing activities was $8.3 million for the six months ended June 29, 1997, $20.3 million in 1996, $18.2 million in 1995 and $28.0 million in 1994. Capital expenditures for restaurant operations, including capitalized leases, were approximately $8.3 million in the six months ended June 29, 1997, $22.6 million in 1996, $14.5 million in 1995 and $32.6 million in
1994. Capital expenditures were offset by proceeds from the sale of property and equipment of $0.9 million, $8.4 million, $0.9 million and $1.5 million in the six months ended June 29, 1997, and in 1996, 1995 and 1994, respectively.

    The Company also uses capital to repay borrowings when cash is sufficient to allow for net repayments. Net cash used in financing activities to repay borrowings was $3.1 million for the six months ended June 29, 1997, $11.0 million in 1996 and $7.9 million in 1994 as compared to net cash provided by financing activities of $0.2 million in 1995.

    The Company had a working capital deficit of $19.4 million as of June 29, 1997. The Company is able to operate with a substantial working capital deficit because (i) restaurant operations are conducted primarily on a cash (and cash equivalent) basis with a low level of accounts receivable, (ii) rapid turnover allows a limited investment in inventories and (iii) cash from sales is usually received before related accounts for food, supplies and payroll become due.

    It is expected that the full amount of the Term Loan Facility will be drawn at the closing of the Offerings. Amounts repaid or prepaid under the Term Loan Facility may not be reborrowed. The Company's primary sources of liquidity and capital resources in the future will be cash generated from operations and borrowings under the Revolving Credit Facility and the Letter of Credit Facility. The Revolving Credit Facility will be a five-year facility providing for revolving loans to the Company in a principal amount not to exceed $45 million, including a $5 million sublimit for each of trade and standby letters of credit. The Letter of Credit Facility will mature contemporaneously with the Revolving Credit Facility and will provide for up to $15 million of standby letters of credit. It is expected that no amounts will initially be drawn under the Revolving Credit Facility and $3.1 million will be available under the Letter of Credit Facility at the consummation of the Recapitalization. These facilities are expected to be drawn in part, from time to time, to finance the Company's working capital and other general corporate requirements. See "Description of New Credit Facility."

    It is expected that the Term Loan Facility will require quarterly amortization payments beginning on April 15, 1999. Annual amortization amounts will total $4.4 million, $10.4 million, $12.4 million, $14.4 million, $18.4 million and $20.0 million in 1999 through 2004, respectively. In addition to the scheduled amortization, it is expected that the Term Loan Facility will be permanently reduced by (i) specified percentages of each year's Excess Cash Flow (as defined in the New Credit Facility) and (ii) 100% of the aggregate net proceeds from asset sales not in the ordinary course of business and not re-employed within a specified period in the Company's business, exclusive of up to $7.5 million of aggregate net proceeds received from asset sales subsequent to the closing relating to the New Credit Facility. Such applicable proceeds shall be applied to the Term Loan Facility in inverse order of maturity. At the Company's option, loans may be prepaid at any time with certain notice and breakage cost provisions.

    It is expected that the obligations of the Company under the New Credit Facility will (i) be secured by a first priority security interest in substantially all material assets of the Company and its subsidiaries and all other assets owned or hereafter acquired and (ii) be guaranteed, on a senior secured basis, by the Company's Friendly's Restaurants Franchise, Inc. subsidiary and may also be so guaranteed by certain subsidiaries created or acquired after consummation of the Recapitalization.

    It is expected that, at the Company's option, the interest rates per annum applicable to the New Credit Facility will be either LIBOR (as defined in the New Credit Facility), plus a margin ranging from 2.375% to 2.75%, or the Alternative Base Rate (as defined in the New Credit Facility), plus a margin ranging from 0.875% to 1.25%. The Alternative Base Rate is the greater of (a) Societe Generale's Prime Rate or (b) the Federal Funds Rate plus 0.50%. It is expected that after the first twelve calendar months of the New Credit Facility, pricing reductions will be available in certain circumstances.

    The Company anticipates requiring capital in the future principally to maintain existing restaurant and plant facilities, to continue to renovate and re-image existing restaurants, to convert restaurants and to construct new restaurants. Capital expenditures for the second half of 1997 and for 1998 are anticipated to be $66.5 million in the aggregate, of which $56.4 million will be spent on restaurant operations. See "Business--Restaurant Operations--Capital Investment Program" for a further description of the Company's estimated 1997 and 1998 capital expenditures. The Company's actual 1997 and 1998 capital expenditures may vary from the estimated amounts set forth herein. See "Risk Factors--Substantial Leverage, Stockholders' Deficit and History of Losses" for a discussion of certain factors, many of which are beyond the Company's control, that could affect the Company's ability to make its planned capital expenditures.

    In addition, the Company may need capital in connection with (i) commitments as of June 29, 1997 to purchase $53.1 million of raw materials, food products and supplies used in the normal course of business and (ii) its self-insurance through retentions or deductibles of the majority of its workers' compensation, automobile, general liability and group health insurance programs. The Company's self-insurance obligations may exceed its reserves. See Notes 12 and 15 of Notes to Consolidated Financial Statements.

    The Company believes that the combination of the funds anticipated to be generated from operating activities and borrowing availability under the New Credit Facility will be sufficient to meet the Company's anticipated operating and capital requirements for the foreseeable future. See "Risk Factors--Substantial Leverage, Stockholders' Deficit and History of Losses" and "--Restrictions Imposed Under New Credit Facility."

OLD CREDIT FACILITY

    In January 1995, the Company and its lenders amended the Old Credit Facility as a result of certain covenant violations and, in connection therewith, the lenders were granted the right to receive a contingent payment in certain circumstances. In January 1996, the Old Credit Facility was amended and restated pursuant to which revolving credit and term loans totaling $373.6 million were converted to revolving credit loans of $38.5 million and term loans of $335.1 million. In connection therewith, the lenders received

Class B common shares which increased their interests in the Company to an aggregate of 50% of the then-issued and outstanding common shares. As a result of the issuance of certain stock to management and the exercise of certain warrants, additional shares were issued to the lenders in 1996 to maintain their minimum equity interest at 47.50%. As a result of their ownership of Class B common shares, the lenders obtained the right to elect two of the five members of the Company's Board of Directors. The lenders were given the right to increased board representation and voting rights and the right to receive additional shares upon certain events. As part of the Recapitalization, the Old Credit Facility will be replaced by the New Credit Facility, and as the result of the Recapitalization, the outstanding Class B common shares will be converted into shares of Common Stock and the ownership of such lenders will decrease to approximately 9.35% of the outstanding Common Stock ( % if the Underwriters' over-allotment option is exercised in full). See "Ownership of Common Stock," "Shares Eligible for Future Sale," "Underwriting" and Note 7 of Notes to Consolidated Financial Statements.

NET OPERATING LOSS CARRYFORWARDS

    As of December 29, 1996, the Company and its subsidiaries had a federal net operating loss ("NOL") carryforward of $40.1 million. Because of a change of ownership of the Company under Section 382 of the Internal Revenue Code on March 26, 1996 (see Note 9 of Notes to Consolidated Financial Statements), $29.7 million of the NOL carryforward can be used only to offset the recognition of unrealized built-in gains which existed at March 26, 1996. Accordingly, a valuation allowance has been recorded to offset the $29.7 million of the NOL carryforward. The consolidated balance sheet of the Company as of December 29, 1996 includes the tax effect of the remaining federal and state NOLs of $4.6 million for the periods prior to March 26, 1996 and $5.8 million for the period from March 27, 1996 to December 29, 1996. It is expected that the Common Stock Offering will result in the Company having another change of ownership under
Section 382 of the Internal Revenue Code. Accordingly, in tax years ending after the Common Stock Offering, the Company will be limited in how much of its NOL carryforwards at the date of the Common Stock Offering that are not limited under the first ownership change ("New NOLs") it can utilize. The amount of New NOLs that can be utilized in any tax year ending after the date of the Common Stock Offering will be limited to an amount equal to the equity value of the Company immediately prior to the Common Stock Offering (without taking into account the proceeds of the Offerings) multiplied by the long-term tax exempt rate in effect for the month of the Common Stock Offering (5.6% for August, 1997). While the limitation on the use of the New NOLs will delay when the New NOLs are utilized, the Company expects all of the New NOLs to be utilized before they expire. Accordingly, no valuation allowance is required related to any New NOLs. The NOLs expire, if unused, between 2001 and 2012. In addition, the NOL carryforwards are subject to adjustment upon review by the Internal Revenue Service. See Note 9 of Notes to Consolidated Financial Statements.

INFLATION

    The inflationary factors which have historically affected the Company's results of operations include increases in cost of milk, sweeteners, purchased food, labor and other operating expenses. Approximately 17% of wages paid in the Company's restaurants are impacted by changes in the federal or state minimum hourly wage rate. Accordingly, changes in the federal or states minimum hourly wage rate directly affect the Company's labor cost. The Company is able to minimize the impact of inflation on occupancy costs by owning the underlying real estate for approximately 42% of its restaurants. The Company and the restaurant industry typically attempt to offset the effect of inflation, at least in part, through periodic menu price increases and various cost reduction programs. However, no assurance can be given that the Company will be able to offset such inflationary cost increases in the future.

SEASONALITY

    Due to the seasonality of frozen dessert consumption, and the effect from time to time of weather on patronage in its restaurants, the Company's revenues and EBITDA are typically higher in its second and third quarters.

                                    BUSINESS

GENERAL

    Friendly's is the leading full-service restaurant operator and has a leading position in premium frozen dessert sales in the Northeast. The Company owns and operates 666 and franchises 34 full-service restaurants and manufactures a complete line of packaged frozen desserts distributed through more than 5,000 supermarkets and other retail locations in 15 states. Friendly's offers its customers a unique dining experience by serving a variety of high-quality, reasonably-priced breakfast, lunch and dinner items, as well as its signature frozen desserts, in a fun and casual neighborhood setting. For the twelve-month period ended June 29, 1997, Friendly's generated $664.9 million in total revenues and $71.0 million in EBITDA (as defined herein). During the same period, management estimates that over $225 million of total revenues were from the sale of approximately 20 million gallons of frozen desserts.

    Friendly's restaurants target families with children and adults who desire a reasonably-priced meal in a full-service setting. The Company's menu offers a broad selection of freshly-prepared foods which appeal to customers throughout all day-parts. Breakfast items include specialty omelettes and breakfast combinations featuring eggs, pancakes and bacon or sausage. Lunch and dinner items include a new line of wrap sandwiches, entree salads, soups, super-melts, specialty burgers and new stir-fry, chicken, pot pie, tenderloin steak and seafood entrees. Friendly's is also recognized for its extensive line of ice cream shoppe treats, including proprietary products such as the Fribble-Registered Trademark-, Candy Shoppe-Registered Trademark- Sundaes and the Wattamellon Roll-Registered Trademark-.

    The Company believes that one of its key strengths is the strong consumer awareness of the Friendly's brand name, particularly as it relates to the Company's signature frozen desserts. This strength and the Company's vertically-integrated operations provide several competitive advantages, including the ability to (i) utilize its broad, high-quality menu to attract customer traffic across multiple day-parts, particularly the afternoon and evening snack periods, (ii) generate incremental revenues through strong restaurant and retail market penetration, (iii) promote menu enhancements and extensions in combination with its unique frozen desserts and (iv) control quality and maintain operational flexibility through all stages of the production process.

    Friendly's, founded in 1935, was publicly held from 1968 until January 1979, at which time it was acquired by Hershey Foods Corporation ("Hershey"). While owned by Hershey, the Company increased the total number of restaurants from 601 to 849 yet devoted insufficient resources to product development and capital improvements. In 1988, The Restaurant Company ("TRC"), an investor group led by Donald Smith, the Company's current Chairman, Chief Executive Officer and President, acquired Friendly's from Hershey (the "TRC Acquisition") and implemented a number of initiatives to restore and improve operational and financial efficiencies. From the date of the TRC Acquisition through 1994, the Company (i) implemented a major revitalization of its restaurants, (ii) repositioned the Friendly's concept from a sandwich and ice cream shoppe to a full-service, family-oriented restaurant with broader menu and day-part appeal,
(iii) elevated customer service levels by recruiting more qualified managers and expanding the Company's training program, (iv) disposed of 123 under-performing restaurants and (v) capitalized upon the Company's strong brand name recognition by initiating the sale of Friendly's unique line of packaged frozen desserts through retail locations.

    Beginning in 1994, the Company began implementing several growth initiatives including (i) testing and implementing a program to expand the Company's domestic distribution network by selling frozen desserts and other menu items through non-traditional locations, (ii) distributing frozen desserts internationally by introducing dipping stores in the United Kingdom and South Korea and (iii) implementing a franchising strategy to extend profitably the Friendly's brand without the substantial capital required to build new restaurants. As part of this strategy, on July 14, 1997 the Company entered into the DavCo Agreement. See "Prospectus Summary--Recent Developments."

    Implementation of these initiatives since the TRC Acquisition has resulted in substantial improvements in revenues and EBITDA. Despite the closing of 148 restaurants (net of restaurants opened) since the beginning of 1989 and periods of economic softness in the Northeast, the Company's restaurant revenues have increased 9.0% from $557.3 million in 1989 to $607.2 million in the twelve-months ended June 29, 1997, while average revenue per restaurant has increased 28.6% from $665,000 to $855,000 during the same period. Retail, institutional and other revenues have also increased from $1.4 million in 1989 to $57.7 million in the twelve months ended June 29, 1997. In addition, EBITDA has increased 49.8% from $47.4 million in 1989 to $71.0 million in the twelve-month period ended June 29, 1997, while operating income has increased from $4.1 million to $37.7 million over the same period. See "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Friendly's intends to continue to grow the Company's revenues and earnings by implementing the following key business strategies: (i) continuously upgrade the menu and introduce new products, (ii) revitalize and re-image existing Friendly's restaurants, (iii) construct new restaurants, (iv) enhance the Friendly's dining experience, (v) expand the restaurant base through high-quality franchisees, (vi) increase market share through additional retail accounts and restaurant locations, (vii) introduce modified formats of the Friendly's concept into non-traditional locations and (viii) extend the Friendly's brand into international markets.

COMPETITIVE STRENGTHS

    THE COMPANY BELIEVES THAT, IN THE NORTHEAST, ITS LEADING POSITION IN FULL-SERVICE RESTAURANT AND PREMIUM FROZEN DESSERT SALES IS ATTRIBUTABLE TO THE FOLLOWING COMPETITIVE STRENGTHS:

    STRONG BRAND NAME RECOGNITION. During the past 60 years, management believes the Friendly's brand name has become synonymous with high-quality food and innovative frozen desserts. The Company believes that the brand name awareness created by its premium frozen dessert heritage drives customer traffic, particularly during the afternoon and evening snack periods, promotes menu enhancement and extension and generates incremental revenues from the Company's retail and non-traditional distribution channels. The Company's independent surveys indicate that, in the Northeast, over 90% of all households recognize the Friendly's brand and that over 30% of these households visit a Friendly's restaurant every three months.

    SIGNATURE FROZEN DESSERTS. Friendly's produces an innovative line of high-quality freshly-scooped and packaged frozen desserts, which have been cited by customers as a key reason for choosing Friendly's. Accordingly, approximately 50% of all visits to a Friendly's restaurant include a frozen dessert purchase. Freshly-scooped specialties served in Friendly's restaurants include the Jim Dandy and Oreo-Registered Trademark- Brownie sundaes, and the Fribble-Registered Trademark-, the Company's signature thick shake. Packaged goods available for purchase in both restaurant and retail locations include traditional and low-fat ice cream, yogurt and sorbets in half gallons, pints and cups and a wide variety of ice cream cakes, pies and rolls such as the Jubilee Roll-Registered Trademark- and Wattamellon Roll-Registered Trademark-. In addition, the Company licenses from Hershey the rights to feature in its signature desserts certain candy brands such as Almond
Joy-Registered Trademark-, Mr. Goodbar-Registered Trademark-, Reeses Pieces-Registered Trademark-, Reeses-Registered Trademark- Peanut Butter Cups and York-Registered Trademark- Peppermint Patties.

    BROAD, HIGH-QUALITY MENU. The Company has successfully capitalized on Friendly's reputation for high-quality, wholesome foods including the well-known $2.22 Breakfast, Big Beef-Registered Trademark- Hamburger,
Fishamajig-Registered Trademark- Sandwich and Clamboat-Registered Trademark-Platter by extending these offerings into a broader product line including freshly-prepared omelettes, SuperMelt-TM- Sandwiches, Colossal Sirloin Burgers-TM-, tenderloin steaks and stir-fry entrees. Reflecting this increased menu variety, food products now account for over 70% of restaurant revenues, and guest check averages have increased significantly over the last five years. Friendly's also has an extensive Kid's Menu which encourages family dining due to the significant appeal to children of the Friendly's concept.

    MULTIPLE DAY-PART APPEAL. Due to the appeal of Friendly's frozen desserts, the Company generates approximately 35% of its restaurant revenues during the afternoon and evening snack periods (2:00 p.m. to 5:00 p.m. and 8:00 p.m. to closing), providing Friendly's with the highest share of snack day-part sales in the Northeast. Accordingly, the Company endeavors to maximize revenue across multiple day-parts by linking sales of its high-margin frozen desserts with its lunch and dinner entrees. The Company generates approximately 12%, 24% and 29% of restaurant revenues from breakfast, lunch and dinner, respectively.

    STRONG RESTAURANT AND RETAIL MARKET PENETRATION. The Company has the highest market share among full-service restaurants and a leading position in premium frozen dessert sales in the Northeast. The Company's strong restaurant and retail market penetration provides incremental revenues and cash flow, as multiple levels of visibility and availability provide cross promotion opportunities and enhance consumer awareness and trial of the Company's unique products while effectively targeting consumers for both planned and impulse purchases. For example, the new Colossal Sirloin Burger-TM- was introduced with a new 79 CENTS Caramel Fudge Nut Blast-TM- Sundae during the spring of 1997. In addition to promoting sales of this new entree, this strategy increased consumer awareness and trial of the new sundae combination, which in turn supported the introduction of Caramel Fudge Nut Blast-TM- Sundae half gallons into restaurants and retail locations.

    VERTICALLY-INTEGRATED OPERATIONS. Friendly's vertically-integrated operations are designed to deliver the highest quality food and frozen desserts to its customers and to allow the Company to adapt to evolving customer tastes and preferences. The Company formulates new products and upgrades existing food and frozen desserts through its research and development group and controls all stages in the production of its frozen desserts through its two manufacturing facilities. In addition, the Company controls cost and product quality and efficiently manages inventory levels from point of purchase through restaurant delivery utilizing its three distribution facilities and fleet of 56 tractors and 81 trailers. Furthermore, Friendly's maximizes its purchasing power when sourcing materials and services for its restaurant and retail operations through its integrated purchasing department.

    MANAGEMENT EXPERIENCE AND EMPLOYEE RETENTION. The Company has a talented senior management team with extensive restaurant industry experience and an average tenure with the Company of 17 years. In addition, the Company minimizes turnover of both managers and line personnel through extensive employee training and retention programs. In 1996, the Company's turnover among its restaurant salaried management was approximately 24%, which was significantly lower than the industry average.

BUSINESS STRATEGIES

    FRIENDLY'S OBJECTIVE IS TO CAPITALIZE ON ITS COMPETITIVE STRENGTHS TO GROW ITS RESTAURANT AND RETAIL OPERATIONS BY IMPLEMENTING THE FOLLOWING KEY BUSINESS
STRATEGIES:

    UPGRADE MENU AND SELECTIVELY INTRODUCE NEW PRODUCTS. Friendly's strategy is to increase consumer awareness and restaurant patronage by continuously upgrading its menu and introducing new products. As part of this strategy, Friendly's dedicated research and development group regularly formulates proprietary new menu items and frozen desserts to capitalize on the evolving tastes and preferences of its customers. In the fall of 1996, the Company introduced a new dinner line which includes a high-quality steak entree, home-style chicken dinners, pot pies and stir-frys, as well as several premium frozen desserts including the new Oreo-Registered Trademark- Brownie Sundae. Largely as a result of new premium items, guest check averages have increased 7.7% during the first six months of 1997 as compared to the same period of 1996.

    REVITALIZE AND RE-IMAGE RESTAURANTS. Friendly's seeks to continue to grow restaurant revenues and cash flow through the ongoing revitalization and re-imaging of existing restaurants and to increase total restaurant revenues through the addition of new restaurants. The Company has revitalized approximately 631 restaurants since the beginning of 1989, increasing average restaurant revenues from $665,000 in 1989 to $855,000 in the twelve months ended June 29, 1997. Further, the Company has initiated its FOCUS 2000 program which includes an advanced re-imaging of restaurants and the installation of custom designed restaurant automation systems in a majority of its restaurants. In addition, as part of its ongoing capital spending program, the Company plans to refurbish substantially all of its restaurants every five to six years to further enhance customer appeal. The Company also expects to increase market share in its existing and contiguous markets through the opening of five new Company owned restaurants in 1997 (one of which has opened to date) and between 10 and 20 new restaurants per year through 2000.

    ENHANCE THE FRIENDLY'S DINING EXPERIENCE. In addition to menu upgrades and restaurant re-imaging, the FOCUS 2000 program includes initiatives to improve food presentation and customer service. The Company believes that implementation of this program will create a consistent, enhanced Friendly's restaurant brand image. This strategy recognizes that food quality, dining atmosphere and attentive service all contribute to customer satisfaction. The Company maintains a consistently high standard of food preparation and customer service through stringent operational controls and intensive employee training. To help guarantee that employees perform in this manner, Friendly's maintains a dedicated training and development center where managers are thoroughly trained in customer service.

    EXPAND RESTAURANT BASE AND MARKET PENETRATION THROUGH HIGH-QUALITY FRANCHISEES. Friendly's is implementing a franchising strategy to further develop the Friendly's brand and grow both revenue and cash flow without the substantial capital required to build new restaurants. This strategy seeks to
(i) expand its restaurant presence in under-penetrated markets, (ii) accelerate restaurant growth in new markets, (iii) increase marketing and distribution efficiencies and (iv) preempt the Company's competition from acquiring certain prime real estate sites. Friendly's will receive a royalty based on total franchisee revenues and revenues and earnings from the sale of its frozen desserts and other products to franchisees.

    INCREASE MARKET SHARE OF PREMIUM FROZEN DESSERTS. Capitalizing on its position as a recognized leader in premium frozen desserts, Friendly's seeks to increase its market share. The Company expects to build market share by expanding distribution beyond its 700 Company-owned and franchised restaurants and its more than 5,000 retail locations by (i) adding new locations, (ii) increasing shelf space in current locations through new product introductions and more prominent freezer displays and (iii) increasing consumer and trade merchandising.

    INTRODUCE MODIFIED FORMATS INTO NON-TRADITIONAL LOCATIONS. In order to capitalize on both planned and impulse purchases, the Company is leveraging the Friendly's brand name and enhancing consumer awareness by introducing modified formats of the Friendly's concept into non-traditional locations. These modified formats include (i) Friendly's Cafe, a quick service concept offering frozen desserts and a limited menu, (ii) Friendly's branded ice cream shoppes offering freshly-scooped and packaged frozen desserts and (iii) Friendly's branded display cases and novelty carts with packaged single-serve frozen desserts. The first Friendly's Cafe is expected to open in early 1998. The Company supplies frozen desserts to non-traditional locations such as colleges and universities, sports facilities, amusement parks, secondary school systems and business cafeterias directly or through selected vendors pursuant to multi-year license agreements.

    EXTEND THE FRIENDLY'S BRAND INTERNATIONALLY. The Company's long-term international growth strategy is to utilize local partners and establish master franchise or licensee agreements to extend the brand internationally and to achieve profitable growth while minimizing capital investment. Currently, the Company's Friendly's International, Inc. subsidiary ("FII") sells the Company's frozen desserts in several chain restaurants, theaters and food courts in the United Kingdom. In South Korea, FII participates in a licensing agreement with a South Korean enterprise to develop Friendly's "Great American" ice cream shoppes. As of August 22, 1997, the licensee and its sublicensees were operating 20 ice cream shoppes, and the Company expects such parties to operate 45 ice cream shoppes by the end of 1997. The Company selects its international markets based on the high quality of the Company's frozen desserts relative to locally-produced frozen desserts and the propensity of consumers in these regions to purchase American-branded products.

RESTAURANT OPERATIONS

    MENU

    Friendly's believes it provides significant value to consumers by offering a wide variety of freshly-prepared, wholesome foods and frozen desserts at a reasonable price. The menu currently features over 100 items comprised of a broad selection of breakfast, lunch, dinner and afternoon and evening snack items. Breakfast items include specialty omelettes and breakfast combinations featuring eggs, pancakes and bacon or sausage. Breakfasts generally range from $2.00 to $6.00 and account for approximately 12% of average restaurant revenues. Lunch and dinner items include a new line of wrap sandwiches, entree salads, soups, super-melts, specialty burgers, appetizers including quesadillas, mozzarella cheese sticks and "Fronions," and stir-fry, chicken, pot pie, tenderloin steak and seafood entrees. These lunch and dinner items generally range from $4.00 to $9.00, and these day-parts account for approximately 53% of average restaurant revenues. Entree selections are complemented by Friendly's premium frozen desserts, including the Fribble-Registered Trademark-, the Company's signature thick shake, Happy Ending-Registered Trademark- Sundaes and fat-free Sorbet Smoothies. The Company's frozen desserts are an important component of the success of the Company's snack day-part which accounts for 35% of average restaurant revenues.

    RESTAURANT LOCATIONS AND PROPERTIES

    The table below identifies by state the location of the 700 restaurants operating as of June 29, 1997, after giving effect to the DavCo Agreement as though it had occurred on June 29, 1997.

                                                               COMPANY-OWNED/LEASED
                                                       ------------------------------------
                                                        FREESTANDING           OTHER             FRANCHISED            TOTAL
STATE                                                    RESTAURANTS      RESTAURANTS (A)      RESTAURANTS (B)      RESTAURANTS
-----------------------------------------------------  ---------------  -------------------  -------------------  ---------------
Connecticut..........................................            50                 21                   --                 71
Delaware.............................................            --                  1                    6                  7
Florida..............................................            13                  2                   --                 15
Maine................................................             9(c)              --                   --                  9
Maryland.............................................             3                  9                   22                 34
Massachusetts........................................           116                 37                   --                153
Michigan.............................................             2                 --                   --                  2
New Hampshire........................................            14                  6                   --                 20
New Jersey...........................................            47                 18                   --                 65
New York.............................................           130                 35                   --                165
Ohio.................................................            57                  3                   --                 60
Pennsylvania.........................................            51                 13                   --                 64
Rhode Island.........................................             8                 --                   --                  8
Vermont..............................................             7                  2                   --                  9
Virginia.............................................            10                  2                    6                 18
                                                                ---                ---                  ---                ---
    Total............................................           517                149                   34                700

------------------------

(a) Includes primarily malls and strip centers.

(b) The franchised restaurants (representing 30 freestanding and four other restaurants) have been leased or subleased to DavCo pursuant to the DavCo Agreement. See "Prospectus Summary--Recent Developments."

(c) Excludes the Company's new 156-seat prototype restaurant opened in Waterville, Maine in July 1997.

    The 547 freestanding restaurants, including the 30 franchised to DavCo, range in size from approximately 2,600 square feet to approximately 5,000 square feet. The 153 mall and strip center restaurants, including the four franchised to DavCo, average approximately 3,000 square feet. Of the 700 restaurants operated by the Company at June 29, 1997, the Company owned the buildings and the land for 294 restaurants, owned the buildings and leased the land for 161 restaurants, and leased both the buildings and land for 245 restaurants. The Company's leases generally provide for the payment of fixed monthly rentals and related occupancy costs (e.g. property taxes, common area maintenance and insurance). Additionally, most mall and strip center leases require the payment of common area maintenance charges and incremental rent of between 3.0% and 6.0% of the restaurant's sales.

    RESTAURANT ECONOMICS

    During the twelve-month period ended June 29, 1997, average revenue per restaurant was $855,000, average restaurant cash flow was $155,000 (after rent expense of $21,000) and average restaurant operating income was $122,000. Average cash flow represents operating income before depreciation and amortization. Average revenue per restaurant for the 243 freestanding restaurants with more than 100 seats was $1,089,000, average revenue per restaurant for the 304 freestanding restaurants with less than 100 seats was $707,000 and average revenue per restaurant for the 153 other restaurants was $812,000. The Company has opened 12 new restaurants since the beginning of 1994, ten of which had been operating for at least 12 months as of June 29, 1997. Such ten restaurants, which had an average of 136 seats, generated average revenue per restaurant of $1,193,000, average restaurant cash flow of $186,000 (after rent expense of $82,000) and average restaurant operating income of $139,000.

    The average cash investment to open such ten restaurants (all of which were conversions) was approximately $528,000, excluding pre-opening expenses, or $1,368,000 including rent expense capitalized at 9.0%. Pre-opening expenses were approximately $85,000 per restaurant. The Company plans to continue to convert restaurants and estimates that the three conversions planned for 1997 will cost approximately $500,000 to $600,000 per restaurant, excluding land and pre-opening expenses. The Company converted a 180-seat restaurant in Burlington, Vermont in December 1996 at a total cost including land of $1,562,000, and this restaurant has achieved average weekly revenues of $35,000 through June 29, 1997. While conversions generally cost less than new construction, the Company plans to selectively construct new restaurants when the anticipated return is sufficient to warrant the increased cost of new construction. The Company has developed two new freestanding restaurant prototypes for construction, including 108-seat and 156-seat prototypes, which are anticipated to cost approximately $730,000 and $780,000 per restaurant, respectively, excluding pre-opening expenses. Pre-opening expenses are estimated to be $85,000 per restaurant. The Company opened its first 156-seat prototype restaurant in Waterville, Maine in July 1997 at a cost of $778,000, or $1,056,000 including rent expense capitalized at 9.0%.

    CAPITAL INVESTMENT PROGRAM

    A significant component of the Company's capital investment program is the FOCUS 2000 initiative which is designed to establish a consistent, enhanced Friendly's brand image across the Company's entire restaurant operations. The Company's capital spending strategy seeks to increase comparable restaurant revenues and restaurant cash flow through the on-going revitalizing and re-imaging of existing restaurants and to increase total restaurant revenues through the addition of new restaurants. The following illustrates the key components of the Company's capital spending program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of New Credit Facility."

    RESTAURANT RE-IMAGING. The Company expects to complete the re-imaging of 70 restaurants in 1997 (two of which have been completed to date) at an estimated cost of $132,000 per restaurant. This cost typically includes interior and exterior redecoration and a new exterior lighting package. The Company expects to complete the re-imaging of approximately 110 restaurants during 1998.

    NEW RESTAURANT CONVERSION AND CONSTRUCTION. The Company expects to convert three restaurants in 1997 (none of which has been completed to date) at an estimated cost of $500,000 to $600,000 per restaurant. The Company also expects to construct two new restaurants in 1997 (one of which has been completed to date) at an estimated cost of $785,000, excluding land and pre-opening expenses. The

Company expects to complete the conversion or construction of approximately ten restaurants during 1998.

    SEATING CAPACITY EXPANSION PROGRAM. Since the TRC Acquisition and through June 29, 1997, the Company has expanded seating capacity by an average of 50 seats at 24 restaurants at an average cost of $310,000 per restaurant. Revenue per restaurant increased approximately 24% in the full year following completion of this expansion compared to the comparable prior period. The Company expects to complete the expansion of six restaurants in 1997 (four of which have been completed to date) at an estimated cost of $250,000 per restaurant. This cost typically includes adding 50 seats per restaurant, relocating certain equipment and increasing parking capacity where necessary. The Company expects to complete the expansion of approximately four restaurants during 1998.

    INSTALLATION OF RESTAURANT AUTOMATION SYSTEMS. Since the TRC Acquisition and through June 29, 1997, the Company has installed touch-screen point of sale ("POS") register systems in approximately 340 restaurants at an average cost of $34,000 per restaurant. These POS register systems are designed to improve revenue realization, food cost management and labor scheduling while increasing the speed and accuracy of processing customer orders. The Company expects to install POS register systems in approximately 40 restaurants during 1998.

    FRANCHISING PROGRAM

    The Company recently initiated a franchising strategy to expand its restaurant presence in under-penetrated markets, accelerate restaurant growth in new markets, increase marketing and distribution efficiencies and preempt competition by acquiring restaurant locations in the Company's targeted markets. With the substantial completion of the Company's restaurant revitalization program, the development and initial deployment of its two new freestanding restaurant prototypes and the successful introduction of its new dinner line, the Company believes it is in a position to maximize the value of its brand appeal to prospective franchisees. The Company seeks franchisees who have related business experience, capital adequacy to build-out the Friendly's concept and no operations which have directly competitive restaurant or food concepts. On July 14, 1997, the Company entered into the DavCo Agreement pursuant to which DavCo purchased certain assets and rights in 34 existing Friendly's restaurants in Maryland, Delaware, the District of Columbia and northern Virginia, committed to open an additional 74 restaurants over the next six years and, subject to the fulfillment of certain conditions, further agreed to open 26 additional restaurants, for a total of 100 new restaurants in this franchising region over the next ten years.

    QUALITY CONTROL PROGRAMS

    The Company's high quality standards are promoted through strict product specifications, guest service programs and defined daily operating systems and procedures for maintenance, cleanliness and safety. Policy and operating manuals and video support materials for employee training are maintained in all Friendly's restaurants. The Company uses a variety of guest feedback systems to measure, monitor and react to service performance including comment cards, "800" telephone call-in lines, guest commentary follow-up systems, focus groups and an independent quarterly consumer tracking study conducted by National Purchase Diary, Inc. The Company's customer service center is implementing a chainwide program to receive and log customer feedback by restaurant and to report monthly to field management. All levels of field management are directly responsible for and evaluated according to guest satisfaction levels.

    CARRYOUT OPERATIONS

    Through dedicated carryout areas, Friendly's restaurants offer the Company's full line of frozen desserts and certain of its food menu items. Reserved parking is available at many of the Company's free-standing restaurants to facilitate quick carryout service. Approximately 15% of the Company's average free standing restaurant revenues are derived from its carryout business with a significant portion of these sales occurring during the afternoon and evening snack periods. Of this 15%, approximately 5% comes from sales of packaged frozen desserts in display cases within its restaurants.

RETAIL AND RELATED OPERATIONS

    RETAIL OPERATIONS

    In 1989, the Company extended its premium packaged frozen dessert line from its restaurants into retail locations. The Company has profitably grown its revenue from the sale of such products to retail outlets from $1.4 million in 1989 to $53.9 million in the twelve months ended June 29, 1997. The Company offers a branded product line that includes approximately 60 half gallon varieties featuring premium ice cream shoppe flavors and unique sundae combinations, low and no fat frozen yogurt, low fat ice cream and sherbet. Specialty flavors include Royal Banana Split, Cappuccino Dream-TM- and Caramel Fudge Nut Blast-TM-, and proprietary products include the Jubilee Roll-Registered Trademark-, Wattamelon Roll-Registered Trademark- and Friendly's branded ice cream cakes and pies. The Company also licenses from Hershey the right to feature certain candy brands including Almond
Joy-Registered Trademark-, Mr. Goodbar-Registered Trademark-, Reese's Pieces-Registered Trademark-, Reese's-Registered Trademark- Peanut Butter Cups and York-Registered Trademark- Peppermint Patties on packaged sundae cups and pints. See "Licenses and Trademarks."

    The Company focuses its marketing and distribution efforts in areas where it has higher restaurant penetration and consumer awareness. During the initial expansion of its retail business in 1989 and 1990, Albany, Boston and Hartford/Springfield were primary markets of opportunity, currently with 35, 118 and 95 restaurant locations, respectively. Targeting other markets with high growth potential and strong Friendly's brand awareness, the Company added the New York and Philadelphia markets, currently with 135 and 64 restaurants, respectively, to its retail distribution efforts in 1992 and 1993. According to recent A.C. Nielsen reports, the Company currently maintains a weighted average market share of approximately 11% in the Albany, Boston and Hartford/Springfield markets and 4% in the New York and Philadelphia markets.

    The Company expects to continue building its retail distribution business by increasing market share in its current retail markets. In these markets, the Company intends to increase shelf space with existing accounts and add new accounts by (i) capitalizing on its integrated restaurant and retail consumer advertising and promotion programs, (ii) continuing new product introductions and (iii) improving trade merchandising initiatives. Additionally, the Company expects to continue to selectively enter new markets where its brand awareness is high according to market surveys. In Pittsburgh, where the Company currently has no restaurants, the Company has a packaged frozen dessert market share of approximately 4%, according to A.C. Nielsen.

    The Company has developed a broker/distributor network designed to protect product quality through proper product handling and to enhance the merchandising of the Company's frozen desserts. The Company's experienced sales force manages this network to serve specific retailer needs on a market-by-market basis. In addition, the Company's retail marketing and sales departments coordinate market development plans and key account management programs.

    NON-TRADITIONAL LOCATIONS

    In order to capitalize on both planned and impulse purchases, the Company is leveraging the Friendly's brand name and enhancing consumer awareness by introducing modified formats of the Friendly's concept into non-traditional locations. These modified formats include (i) Friendly's Cafe, a quick service concept offering frozen desserts and a limited menu, (ii) Friendly's branded ice cream shoppes offering freshly-scooped and packaged frozen desserts and (iii) Friendly's branded display cases and novelty carts with packaged single-serve frozen desserts. The first Friendly's Cafe is expected to open in early 1998. The Company supplies frozen desserts to non-traditional locations such as colleges and universities, sports facilities, amusement parks, secondary school systems and business cafeterias directly or through selected vendors pursuant to multi-year license agreements.

    INTERNATIONAL OPERATIONS

    The Company, through its FII subsidiary, has various licensing arrangements with several companies in the United Kingdom under which certain of the Company's frozen desserts are distributed in the United Kingdom. The Company's strategy in the United Kingdom is to sell Friendly's branded frozen deserts in full and quick-service restaurants, movie theaters, railway and bus stations, shopping malls and airport locations pursuant to license agreements. Non-restaurant locations will vary from full dipping stations to sundae station kiosks or sundae carts. In addition, the Company's products will be distributed to selected retailers for resale. FII also has a master license agreement with a South Korean enterprise to develop Friendly's "Great American" ice cream shoppes offering freshly-scooped and packaged frozen desserts. As of August 22, 1997, the licensee and its sublicensees were operating 20 ice cream shoppes, and the Company expects such parties to operate 45 ice cream shoppes by the end of 1997. In addition, the Company is a 50% partner in a joint venture in Shanghai, China which has manufactured and distributed frozen desserts on a limited basis. The joint venture is currently seeking additional distribution for its products in China. In markets where a capital investment by the Company is required to introduce its brand, the Company seeks to monetize such investment by entering into franchising or licensing arrangements, and subsequently to redeploy its capital, if necessary, into new international markets. The Company believes that there are significant growth opportunities within the United Kingdom, South Korea and China, as well as in other countries, in particular those within the Pacific Rim.

MARKETING

    The Company's marketing strategy is to continue to strengthen Friendly's brand equity and further capitalize on its strong consumer awareness to profitably build revenues across all businesses. The primary advertising message, built around its "Leave room for the ice cream-TM-" slogan, focuses on introducing new lunch and dinner products or line extensions in combination with unique frozen desserts. For example, in 1996, Friendly's introduced a new line of steak dinners and promoted trial of the line with a free Happy Ending-Registered Trademark- Sundae. Management utilizes this strategy to encourage consumer trial of new products and increase the average guest check while reinforcing Friendly's unique "food with ice cream" experience. The Company's food-with-ice-cream promotions also build sales of packaged frozen desserts in its restaurants and in retail locations.

    The Company's media plan is designed to build awareness and increase trial among key target audiences while optimizing spending by market based on media cost efficiencies. The Company classifies markets based upon restaurant penetration and the resulting advertising and promotion costs per restaurant. The Company's 19 most highly-penetrated markets are supported with regular spot television advertisements from March through December. The Company augments its marketing efforts in these markets with radio advertising to target the breakfast day-part or to increase the frequency of the promotional message. In addition, the Company supports certain of these highly-penetrated markets (Albany, Boston, Hartford-Springfield and Providence) during the peak summer season with additional television media focusing on freshly-scooped and packaged frozen desserts. In its secondary markets, the Company utilizes more cost effective local store marketing initiatives such as radio, direct mail and newspaper advertising. All of the Company's markets are supported with an extensive promotional coupon program.

    The Company believes that its integrated restaurant and retail marketing efforts provide a significant competitive advantage supporting development of its retail business. Specifically, the retail business benefits from the awareness and trial of Friendly's product offerings generated by 32 weeks of food-with-ice-cream advertising and couponing efforts. The Company believes that this approach delivers a significantly higher level of consumer exposure and usage compared to the Company's packaged frozen dessert competitors which have only retail distribution. In turn, sales of the Company's products through more than 5,000 retail locations, supported by trade merchandising efforts, build incremental awareness and usage of Friendly's which management believes benefits the restaurants. The Company estimates that advertising and promotion expenditures will be approximately $20 million for 1997.

MANUFACTURING

    The Company produces substantially all of its frozen desserts in two Company-owned manufacturing plants which employ a total of approximately 300 people. The Wilbraham, Massachusetts plant occupies approximately 41,000 square feet of manufacturing space while the Troy, Ohio plant utilizes approximately 18,000 square feet. During 1996, the combined plants operated at an average capacity of 68.0% and produced (i) over 17.0 million gallons of ice cream, sherbets and yogurt in bulk, half-gallons and pints, (ii) nine million sundae cups, (iii) 2.5 million frozen dessert rolls, pies and cakes and (iv) more than
1.4 million gallons of fountain syrups and toppings. The Company, through its Shanghai, China joint venture, also owns a 13,000 square foot ice cream manufacturing facility. The quality of the Company's products is important, both to sustain Friendly's image and to enable the Company to satisfy customer expectations. Wherever possible, the Company "engineers in" quality by installing modern processes such as computerized mix-making equipment and monitoring devices to ensure all storage tanks and rooms are kept at proper temperatures for maximum quality.

PURCHASING AND DISTRIBUTION

    In conjunction with the Company's product development department, the Company's purchasing department evaluates the cost and quality of all major food items on a quarterly basis and purchases these items through numerous vendors with which it has long-term relationships. The Company contracts with vendors on an annual, semiannual, or monthly basis depending on the item and the opportunities within the marketplace. In order to promote competitive pricing and uniform vendor specifications, the Company contracts directly for such products as produce, milk and bread and other commodities and services. The Company also minimizes the cost of all restaurant capital equipment by purchasing directly from manufacturers or pooling volumes with master distributors.

    The Company owns two distribution centers and leases a third which allow the Company to control quality, costs and inventory from the point of purchase through restaurant delivery. The Company distributes most product lines to its restaurants, and its packaged frozen desserts to its retail customers, from warehouses in Chicopee and Wilbraham, Massachusetts and Troy, Ohio with a combined non-union workforce of approximately 250 employees. The Company's truck fleet delivers all but locally-sourced produce, milk and selected bakery products to its restaurants at least weekly, and during the highest-sales periods, delivers to over 50% of Friendly's restaurants twice-per-week. The Chicopee, Wilbraham and Troy warehouses encompass 54,000 square feet, 109,000 square feet and 42,000 square feet, respectively. The Company believes that these distribution facilities operate at or above industry standards with respect to timeliness and accuracy of deliveries.

    The Company has distributed its products since its inception to protect the product integrity of its frozen desserts. The Company delivers products to its restaurants on its own fleet of 56 tractors and 81 trailers which display large-scale images of the Company's featured products. The entire fleet is specially built to be compatible with storage access doors, thus protecting frozen desserts from "temperature shock." Recently acquired trailers have an innovative design which provides individual temperature control for three distinct compartments. To provide additional economies to the Company, the truck fleet backhauls on over 50% of its delivery trips, bringing the Company's purchased raw materials and finished products back to the distribution centers.

HUMAN RESOURCES AND TRAINING

    The average Friendly's restaurant employs between two and four salaried team members, which may include one General Manager, one Assistant Manager, one Guest Service Supervisor and one Manager-in-Training. The General Manager is directly responsible for day-to-day operations. General Managers report to a District Manager who typically has responsibility for an average of seven restaurants. District Managers report to a Division Manager who typically has responsibility for approximately 50 restaurants. Division Managers report to a Regional Vice President who typically has responsibility for six or seven Division Managers covering approximately 350 restaurants.

    The average Friendly's restaurant is staffed with four to ten employees per shift, including the salaried restaurant management. Shift staffing levels vary by sales volume level, building configuration and time of day. The average restaurant typically utilized approximately 37,500 hourly-wage labor hours in 1996 in addition to salaried management.

    To maintain its high service and quality standards, Friendly's has developed its Restaurant Leadership Team ("RLT"). The RLT is comprised of highly-qualified management employees, each of whom has received extensive training in Company policies and procedures, as well as applicable federal, state and local regulations. This team approach helps to ensure that the Company has the strong leadership and management staff required to efficiently operate Friendly's restaurants, provide quality service to customers and develop a pool of well-qualified management candidates. These management candidates undergo extensive training at the Company's dedicated training and development center. Moreover, the Company has significantly improved its human resources training to include sexual harassment, racial discrimination, diversity, employment practices, government regulations, selection and assessment and other programs. The Company also requires its District and Division Managers to participate in training and development programs, provides courses to improve management skills and offers development support for its headquarters employees.

EMPLOYEES

    The total number of employees at the Company varies between 25,000 and 28,000 depending on the season of the year. As of June 29, 1997, the Company employed approximately 28,000 employees, of which approximately 27,000 were employed in Friendly's restaurants (including 130 in field management), approximately 550 were employed at the Company's two manufacturing and three distribution facilities and approximately 450 were employed at the Company's corporate headquarters and other offices. None of the Company's employees is a party to a collective bargaining agreement.

HEADQUARTERS AND OTHER NON-RESTAURANT PROPERTIES

    In addition to the Company's restaurants, the Company owns (i) an approximately 260,000 square foot facility on 46 acres in Wilbraham, Massachusetts which houses the corporate headquarters, a manufacturing facility and a warehouse, (ii) an approximately 77,000 square foot office, manufacturing and warehouse facility on 13 acres in Troy, Ohio and (iii) an approximately 18,000 square foot restaurant construction and maintenance service facility located in Wilbraham, Massachusetts. The Company leases (i) an approximately 60,000 square foot distribution facility in Chicopee, Masschusetts, (ii) an approximately 38,000 square foot restaurant construction and maintenance support facility in Ludlow, Massachusetts and (iii) on a short-term basis, space for its division and regional offices, its training and development center and other support facilities.

LICENSES AND TRADEMARKS

    The Company is the owner or licensee of the trademarks and service marks (the "Marks") used in its business. The Marks "Friendly-Registered Trademark-" and "Friendly's-Registered Trademark-" are owned by the Company pursuant to registrations with the U.S. Patent and Trademark office.

    Upon the sale of the Company by Hershey in 1988, all of the Marks used in the Company's business at that time which did not contain the word "Friendly" as a component of such Marks (the "1988 Non-Friendly Marks"), such as Fribble-Registered Trademark-, Fishamajig-Registered Trademark- and Clamboat-Registered Trademark- were licensed by Hershey to the Company. The 1988 Non-Friendly Marks license has a term of 40 years expiring on September 2, 2028. Such license included a prepaid license fee for the term of the license which is renewable at the Company's option for an additional term of 40 years and has a license renewal fee of $20.0 million.

    Hershey also entered into non-exclusive licenses with the Company for certain candy trademarks used by the Company in its frozen dessert sundae cups (the "Cup License") and pints (the "Pint License"). The Cup License and Pint License automatically renew for unlimited one-year terms subject to certain nonrenewal rights held by both parties. Hershey is subject to a noncompete provision in the sundae cup business for a period of two years if the Cup License is terminated by Hershey without cause, provided that the Company maintains its current level of market penetration in the sundae cup business. However, Hershey is not subject to a noncompete provision if it terminates the Pint License without cause.

    The Company also has a non-exclusive license agreement with Leaf, Inc. ("Leaf") for use of the Heath-Registered Trademark- Bar candy trademark. The term of the royalty-free Leaf license continues indefinitely subject to termination by Leaf upon 60 days notice. Excluding the Marks subject to the licenses with Hershey and Leaf, the Company is the owner of its Marks.

COMPETITION

    The restaurant business is highly competitive and is affected by changes in the public's eating habits and preferences, population trends and traffic patterns, as well as by local and national economic conditions affecting consumer spending habits, many of which are beyond the Company's control. Key competitive factors in the industry are the quality and value of the food products offered, quality and speed of service, attractiveness of facilities, advertising, name brand awareness and image and restaurant location. Each of the Company's restaurants competes directly or indirectly with locally-owned restaurants as well as restaurants with national or regional images, and to a limited extent, restaurants operated by its franchisees. A number of the Company's significant competitors are larger or more diversified and have substantially greater resources than the Company. The Company's retail operations compete with national and regional manufacturers of frozen desserts, many of which have greater financial resources and more established channels of distribution than the Company. Key competitive factors in the retail food business include brand awareness, access to retail locations, price and quality.

GOVERNMENT REGULATION

    The Company is subject to various Federal, state and local laws affecting its business. Each Friendly's restaurant is subject to licensing and regulation by a number of governmental authorities, which include health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain required licenses or approvals, or the loss of such licences and approvals once obtained, can delay, prevent the opening of, or close, a restaurant in a particular area. The Company is also subject to Federal and state environmental regulations, but these have not had a material adverse effect on the Company's operations.

    The Company's relationships with its current and potential franchisees is governed by the laws of its several states which regulate substantive aspects of the franchisor-franchisee relationship. Substantive state laws that regulate the franchisor-franchisee relationship presently exist or are being considered in a substantial number of states, and bills have been introduced in Congress (one of which is now pending) which would provide for Federal regulation of substantive aspects of the franchisor-franchisee relationship. These current and proposed franchise relationship laws limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

    The Company's restaurant operations are also subject to Federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the Federal level, and the Federal government recently increased the Federal minimum wage. In September 1997, the second phase of an increase in the minimum wage will be implemented in accordance with the Federal Fair Labor Standards Act of 1996. Significant numbers of hourly personnel at the Company's restaurants are paid at rates related to the Federal minimum wage and, accordingly, increases in the minimum wage will increase labor costs at the Company's restaurants. Other governmental initiatives such as mandated health insurance, if implemented, could adversely affect the Company as well as the restaurant industry in general. The Company is also subject to the Americans with Disabilities Act of 1990, which, among other things, may require certain minor renovations to its restaurants to meet federally-mandated requirements. The cost of these renovations is not expected to be material to the Company.

LEGAL PROCEEDINGS

    From time to time the Company is named as a defendant in legal actions arising in the ordinary course of its business. The Company is not party to any pending legal proceedings other than routine litigation incidental to its business. The Company does not believe that the resolutions of these claims should have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

    The executive officers and directors of the Company and their respective ages and positions with the Company are as follows:

             NAME                   AGE                                 POSITION WITH COMPANY
------------------------------      ---      ---------------------------------------------------------------------------

Donald N. Smith                         56   Chairman, Chief Executive Officer and President

Paul J. McDonald                        53   Senior Executive Vice President, Chief Administrative Officer and Assistant
                                             Secretary

Joseph A. O'Shaughnessy                 61   Senior Executive Vice President

Larry W. Browne                         51   Executive Vice President, Corporate Finance, General Counsel and Secretary

Gerald E. Sinsigalli                    58   President, Food Service Division

Dennis J. Roberts                       48   Senior Vice President, Restaurant Operations

Scott D. Colwell                        39   Vice President, Marketing

Henry V. Pettis III                     52   Vice President, Franchising and Operations Services

George G. Roller                        49   Vice President, Finance, Chief Financial Officer and Treasurer

Garrett J. Ulrich                       46   Vice President, Human Resources

Charles L. Atwood                       48   Director

Steven L. Ezzes                         50   Director

Barry Krantz                            53   Director

Gregory L. Segall                       34   Director

    DONALD N. SMITH has been Chairman, Chief Executive Officer and President of the Company since September 1988. Mr. Smith has also been Chairman of the Board and Chief Executive Officer of TRC and Perkins since November 1985. Prior to joining TRC, Mr. Smith was President and Chief Executive Officer for Diversifoods, Inc. from 1983 to October 1985. From 1980 to 1983, Mr. Smith was Senior Vice President, PepsiCo., Inc. and was President of its Food Service Division. He was responsible for the operations of Pizza Hut Inc. and Taco Bell Corp., as well as North American Van Lines, Lee Way Motor Freight, Inc., PepsiCo. Foods International and La Petite Boulangerie. Prior to 1980, Mr. Smith was President and Chief Executive Officer of Burger King Corporation and Senior Executive Vice President and Chief Operations Officer for McDonald's Corporation.

    PAUL J. MCDONALD has been Senior Executive Vice President, Chief Administrative Officer and Assistant Secretary since January 1996. Mr. McDonald has been employed in various capacities with the Company since 1976. Mr. McDonald has held the positions of Director of Management Information Systems, Vice President/Controller and Vice President Corporate Development. Mr. McDonald is a certified public accountant.

    JOSEPH A. O'SHAUGHNESSY has been Senior Executive Vice President since October 1988. Mr. O'Shaughnessy has been employed in various capacities with the Company since 1957. Mr. O'Shaughnessy's duties have included District and Division Manager, Director and Vice President of Operations and Executive Vice President.

    LARRY W. BROWNE has been Executive Vice President, Corporate Finance, General Counsel and Secretary of the Company since September 1988. Mr. Browne has also been President and Managing Director of Friendly's International, Inc. since 1996. Mr. Browne has been the Executive Vice President,

Corporate Finance, General Counsel and Secretary of TRC since November 1985 and was with Perkins from 1985 until 1996, most recently holding the position of Senior Vice President, Corporate Finance.

    GERALD E. SINSIGALLI has been President, Food Service Division of the Company since January 1989. Mr. Sinsigalli has been employed in various capacities with the Company since 1965. Mr. Sinsigalli's duties have included District and Division Manager, Director and Vice President of Operations and Senior Vice President.

    DENNIS J. ROBERTS has been Senior Vice President, Restaurant Operations of the Company since January 1996. Mr. Roberts has been employed in various capacities with the Company since 1969. Mr. Roberts' duties have included Restaurant, District and Division Manager, Regional Training Manager, Director and Vice President of Restaurant Operations.

    SCOTT D. COLWELL has been Vice President, Marketing of the Company since January 1996. Mr. Colwell has been employed in various capacities with the Company since 1982 including Director, New Business Development; Senior Director, Marketing and Sales and Senior Director, Retail Business.

    HENRY V. PETTIS III has been employed by the Company since 1990 and became Vice President, Franchising and Operations Services in 1996. Mr. Pettis was President and Chief Executive Officer of Florida Food Industries from 1988 to 1990.

    GEORGE G. ROLLER has been Vice President, Finance and Chief Financial Officer and Treasurer of the Company since January 1996. Mr. Roller was Vice President and Treasurer of the Company from 1989 until January 1996. Mr. Roller is a certified public accountant.

    GARRETT J. ULRICH has been Vice President, Human Resources since September 1991. Mr. Ulrich held the position of Vice President, Human Resources for Dun & Bradstreet Information Services, North America from 1988 to 1991. From 1978 to 1988, Mr. Ulrich held various Human Resource executive and managerial positions at Pepsi Cola Company, a division of PepsiCo.

    CHARLES L. ATWOOD has been a director of the Company since July 1997. Mr. Atwood has been with Harrah's Entertainment, Inc. since 1979 and is currently serving as Vice President and Treasurer, a position he has held since October 1996. Mr. Atwood also served Harrah's as Corporate Director, Investor Relations from 1988 to 1996. Mr. Atwood is a certified public accountant.

    STEVEN L. EZZES was reelected as a director of the Company in December 1995. Mr. Ezzes previously served as a director of the Company from January 1991 to May 1992. Mr. Ezzes has been a Managing Director of Scotia Capital Markets
(USA), an investment banking firm, since November 1996. Prior to that he was a partner of the Airlie Group, a private investment firm, since 1988. Mr. Ezzes has also been a Managing Director of Lehman Brothers, an investment banking firm.

    BARRY KRANTZ has been a director of the Company since April 1996. From January 1994 to August 1995, Mr. Krantz served as President and Chief Operating Officer of Family Restaurants, Inc. Mr. Krantz served at Restaurant Enterprises Group, Inc. from December 1988 until January 1994 where he held the positions of Chief Operating Officer and President of the Family Restaurant Division.

    GREGORY L. SEGALL has been a director of the Company since April 1996. Mr. Segall has served as Chairman, President & CEO of Consolidated Vision Group, Inc. since April 1997. Since October 1992, Mr. Segall has also been Managing Director and Principal of Chrysalis Management Group, LLC. Prior to 1992, Mr. Segall was a Managing Director of Sigoloff & Associates, Inc. Mr. Segall has also served as Chief Executive Officer of a number of retail, real estate and technology companies. In connection with his management consulting practice, Mr. Segall has, over the past ten years, served as an officer and/or director of a variety of companies which have either filed petitions or had petitions filed against them under the U.S. Bankruptcy Code. Mr. Segall's involvement in these companies was required by his employment by Chrysalis Management Group, LLC and Sigoloff & Associates, Inc., both of which are management consulting groups which specialize in restructuring and reorganizing businesses. In each case,

Mr. Segall became an officer and/or director only after his employer had been retained for the purpose of taking a company through the reorganization process.

    The executive officers of the Company serve at the discretion of the Board of Directors.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES

    CLASSES OF DIRECTORS

    Following the closing of the Common Stock Offering, the Board of Directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Two directors will serve in the class whose term expires in 1998; two directors will serve in the class whose term expires in 1999; and one will serve in the class whose term expires in 2000. Upon the expiration of the term of a class of directors, directors within such class will be elected for a three-year term at the annual meeting of stockholders in the year in which such term expires.

    BOARD COMMITTEES

    The Company's Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee is responsible for nominating the Company's independent accountants for approval by the Board of Directors, reviewing the scope, results and costs of the audit by the Company's independent accountants and reviewing the financial statements of the Company. Messrs. Atwood and Segall are the members of the Audit Committee. The Compensation Committee is responsible for recommending compensation and benefits for the executive officers of the Company to the Board of Directors and
for administering the Company's stock plans.       are the members of the
Compensation Committee. The Nominating Committee is responsible for nominating individuals to stand for election to the Board of Directors. Messrs. Atwood, Ezzes and Smith are the members of the Nominating Committee.

    The Company's Restated Articles empower the Board of Directors to fix the number of directors and to fill any vacancies on the Board of Directors.

    Each Director of the Company who is not an employee of the Company will receive a fee of $2,500 per month and $1,500 per board and special board meeting attended, plus expenses.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    After consideration of the recommendations of Mr. Smith, compensation
matters of the Company are determined by Messrs.       , members of the
Company's Board of Directors.

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The Summary Compensation Table below sets forth the annual base salary and other annual compensation paid during the last three fiscal years to the Company's chief executive officer and each of the other four most highly compensated executive officers whose cash compensation exceeded $100,000 in a combination of salary and bonus (the "named executive officers"). During 1994, 1995 and 1996, no long-term compensation was paid to the named executive officers.

                                                                    ANNUAL COMPENSATION
                                                   ------------------------------------------------------
                                                                           RESTRICTED
                                                                              STOCK           OTHER            ALL OTHER
   NAME AND PRINCIPAL POSITION       FISCAL YEAR     SALARY      BONUS      AWARDS(A)     COMPENSATION       COMPENSATION
----------------------------------  -------------  ----------  ----------  -----------  -----------------  -----------------

Donald N. Smith (b)...............         1996    $  495,355  $  150,000   $       0       $       0          $       0
  Chairman, Chief Executive                1995       472,640
  Officer and President                    1994       450,736

Larry W. Browne...................         1996       265,822      30,000         201               0                  0
  Executive Vice President,                1995       257,788
  Corporate Finance, General               1994       249,619
  Counsel and Secretary

Joseph A. O'Shaughnessy...........         1996       255,974      37,000         201               0                  0
  Senior Executive Vice President          1995       253,348
                                           1994       245,720

Gerald E. Sinsigalli..............         1996       249,552      40,000         201               0                  0
  President, Food Service Division         1995       239,646
                                           1994       229,582

Paul J. McDonald..................         1996       246,145      47,000         201               0                  0
  Senior Executive Vice President,         1995       236,780
  Chief Administrative Officer and         1994       213,076
  Assistant Secretary

------------------------

(a) Represents the value of restricted stock awarded on March 25, 1996 under the Company's management stock plan (the "Management Stock Plan"), which was issued in substitution of stock rights awarded under a subsequently terminated stock rights plan. As of December 29, 1996, Messrs. Browne, O'Shaughnessy, Sinsigalli and McDonald each had 3,765 shares with a value of $151 as of such date. Twenty-five percent of the shares of restricted stock vested on December 29, 1996 upon the attainment of a minimum operating cash flow target. The remaining shares of restricted stock will vest upon consummation of the Common Stock Offering. No dividends were payable on the restricted shares.

(b) The Company paid a management fee to TRC in the amount of $800,000, $785,000 and $773,000 in 1996, 1995 and 1994, respectively. From these fees, TRC paid Mr. Smith the salary and bonus amounts listed above. Mr. Smith serves as Chairman, Chief Executive Officer and President of the Company and as Chairman and Chief Executive Officer of Perkins and, consequently, devotes a portion of his time to the affairs of each of the Company and Perkins.

    PENSION PLAN TABLE

    The following table sets forth the estimated annual benefits payable, based on the indicated credited years of service and the indicated average annual remuneration used in calculating benefits, under the Pension Plan (as defined below).

                    ESTIMATED BENEFIT BASED ON YEARS OF SERVICE (A)
               ----------------------------------------------------------
REMUNERATION       15          20          25          30          35
-------------  ----------  ----------  ----------  ----------  ----------
 $   125,000   $   11,171  $   17,544  $   24,444  $   31,475  $   39,031
     150,000       13,405      21,053      29,333      37,770      46,837
     175,000       15,639      24,562      34,222      44,065      54,643
     200,000       17,873      28,071      39,111      50,360      62,451
     300,000       26,809      42,106      58,664      75,539      93,675
     400,000       35,746      56,142      78,221     100,720     124,901
     500,000       44,682      70,177      97,775     125,899     156,123
     600,000       53,619      84,214     117,330     151,078     187,350
     700,000       62,555      98,249     136,885     176,259     218,573

------------------------------

(a) Benefits under the Friendly Ice Cream Corporation Cash Balance Pension Plan (the "Pension Plan") are generally determined based on the value of a participant's cash balance account under the plan. Each year, a percentage of compensation (limited to $150,000 for 1996 in accordance with rules promulgated under the Internal Revenue Code of 1986 (the "Code")) is contributed to an individual's cash balance account under the Pension Plan based on his years of credited service. Interest credits are also contributed to each cash balance account annually. The cash balance formula was implemented effective January 1, 1992, at which time the accrued benefits of participants were converted to the opening balance in the cash balance account. The above amounts are annual straight life annuity amounts (which are not reduced for social security benefits) payable upon retirement at age 65 and assume salary increases of 5.0% per year, interest credits of 5.0% per year and that the cash balance formula under the Pension Plan has always been in effect. The foregoing amounts also reflect amounts attributable to benefits payable under the Friendly Ice Cream Corporation Supplemental Executive Retirement Plan, (the "SERP"), which provides benefits to the covered individuals which cannot be provided under the Pension Plan due to the certain limitations of the Internal Revenue Code, including the limitation on compensation. The SERP was implemented effective as of January 1, 1995. Mr. Smith did not become a participant in the SERP until January 1, 1996. As of January 1, 1997, Messrs. Brown, McDonald and Smith had 8, 21 and 8 years of credited service, respectively, under the Pension Plan. Benefits under the Pension Plan for Messrs. O'Shaughnessy and Sinsigalli are determined primarily on final compensation and years of credited service although such individuals would be entitled to a benefit under the formula described above if such formula resulted in a larger benefit. As of January 1, 1996, the estimated annual benefit payable upon retirement at age 65 (expressed in the form of a straight life annuity) for Messrs. O'Shaughnessy and Sinsigalli is $63,825 and $89,773, respectively, taking into account benefits provided to such individuals under the SERP. As of January 1, 1997, Messrs. O'Shaughnessy and Sinsigalli had 40 and 32 years of credited service, respectively, under the Pension Plan.

    LIMITED STOCK COMPENSATION PROGRAMS

    In connection with the Common Stock Offering, the Company established a program pursuant to which a one-time award of Common Stock will be made to
approximately    employees of the Company in recognition of their services to the Company. Approximately 300,000 shares of Common Stock will be awarded under the program (after giving effect to the Recapitalization). The Common Stock awards will vest upon consummation of the Common Stock Offering, however, the shares will be subject to transfer restrictions for a period of four years. The shares will become transferable on a pro rata basis on the first through fourth anniversaries of the Common Stock Offering. Messrs. Browne, O'Shaughnessy,
Sinsigalli and McDonald will be awarded          ,          ,          and
         shares respectively under the program.

    Under a separate arrangement, Mr. Smith will be awarded approximately 100,742 shares of Common Stock which will vest upon consummation of the Common Stock Offering. This one-time award was made in recognition of his services to the Company.

    RESTRICTED STOCK PLAN

    The Company currently maintains a restricted stock plan for the benefit of eligible employees. All outstanding awards under such restricted stock plan will vest upon consummation of the Common Stock Offering, and no new awards will be issued under that plan. Prior to the Common Stock Offering, the Company will adopt a new restricted stock plan (the "Restricted Stock Plan"), pursuant to which 375,000 shares of Common Stock will be reserved for issuance, subject to adjustment in the case of certain corporate transactions affecting the number or type of shares of outstanding common stock. The Restricted Stock Plan will provide for the award of Common Stock, the vesting of which will be subject to such conditions and limitations as shall be established by the Board of Directors, which may include conditions relating to continued employment with the Company or the achievement of performance measures. Unless the Board of Directors determines otherwise, any shares of restricted stock which are not vested upon the participant's termination of employment with the Company shall be forfeited. Upon a change in control of the Company, all restrictions on outstanding shares of restricted stock shall lapse and such shares shall become nonforfeitable.

    The Restricted Stock Plan shall be administered by the Board of Directors, which shall have the authority to determine the employees who will receive awards under the Restricted Stock Plan and the terms and conditions of such awards. Approximately 70 employees of the Company who are classified as salary grade 109 and above will initially be eligible for participation in the Restricted Stock Plan. The Board of Directors, in its sole discretion, may designate other employees and persons providing material services to the Company as eligible for participation in the Restricted Stock Plan.

    STOCK OPTION PLAN

    The Company does not currently maintain a stock option plan, although certain employees of the Company participated in a previously terminated stock rights plan. See Note 13 of Notes to Consolidated Financial Statements.

    In connection with the Common Stock Offering, the Company will adopt a stock option plan (the "Stock Option Plan"), pursuant to which approximately 400,000 shares of Common Stock will be reserved for issuance, subject to adjustment in the case of certain corporate transactions affecting the number or type of shares of outstanding Common Stock. The Stock Option Plan will provide for the issuance of nonqualified stock options and incentive stock options which are intended to satisfy the requirements of section 422 of the Code and stock appreciation rights.

    The Stock Option Plan will be administered by the Board of Directors. The Board of Directors will determine the employees who will receive awards under the Stock Option Plan and the terms of such awards. The award of a stock option will entitle the recipient thereof to purchase a specified number of shares of Common Stock at the exercise price specified by the Board of Directors. The award of a stock appreciation right entitles the recipient thereof to a payment equal to the excess of the fair market value of a share of Common Stock on the date of exercise over the exercise price specified by the Board of Directors. The exercise price of a stock option or stock appreciation right shall not be less than the fair market value of a share of Common Stock on the date the stock option or stock appreciation right is granted. The Board of Directors may delegate its authority under the Stock Option Plan to a committee of the Board of Directors.

    Stock options and stock appreciation rights shall become exercisable in accordance with the terms established by the Board of Directors, which terms may relate to continued service with the Company or attainment of performance goals. Stock options awarded in connection with the Common Stock Offering will become exercisable over a five-year period, subject to the optionee's continued employment with the Company. All awards under the Stock Option Plan will become fully vested and exercisable upon a change in control of the Company.

    Approximately 120 employees of the Company who are classified as salary grade 107 or 108 will initially be eligible for participation in the Stock Option Plan. The Board of Directors, in its sole discretion, may designate other employees and persons providing material services to the Company as eligible for participation in the Stock Option Plan.

    Generally, a participant who is granted a stock option or stock appreciation right will not be subject to federal income tax at the time of the grant, and the Company will not be entitled to a corresponding tax deduction. Upon the exercise of a nonqualified stock option, generally the difference between the option price and the fair market value of the Common Stock will be considered ordinary income to the participant, and generally the Company will be entitled to a tax deduction.

    Upon exercise of an incentive stock option, no taxable income will be recognized by the participant, and the Company will not be entitled to a tax deduction. However, if the Common Stock purchased upon exercise of the incentive stock option is sold within two years of the option's grant date or within one year after the exercise, then the difference, with certain adjustments, between the fair market value of the Common Stock at the date of exercise and the option price will be considered ordinary income to the participant, and generally the Company will be entitled to a tax deduction. If the participant disposes of the Common Stock after such holding periods, any gain or loss upon such disposition will be treated as a capital gain or loss and the Company will not be entitled to a deduction.

    Upon exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the payment received, and generally the Company will be entitled to a corresponding tax deduction.

    The following individuals will be granted awards under the Restricted Stock Plan and Stock Option Plan as of the effective date of the Common Stock Offering.

    RESTRICTED STOCK PLAN AND STOCK OPTION PLAN BENEFITS

                                                                         NUMBER OF SHARES       NUMBER OF SHARES
                                                                        OF RESTRICTED STOCK    SUBJECT TO OPTIONS
NAME AND POSITION                                                               (A)                    (B)
---------------------------------------------------------------------  ---------------------  ---------------------

Donald N. Smith
  Chairman, Chief Executive Officer and President....................

Joseph A. O'Shaughnessy
  Senior Executive Vice President....................................

Gerald E. Sinsigalli
  President, Food Service Division...................................

Larry W. Browne
  Executive Vice President, Corporate Finance, General Counsel and
  Secretary..........................................................

Paul J. McDonald
  Senior Executive Vice President, Chief Administrative Officer and
  Assistant Secretary................................................

All executive officers as a group....................................

Non-executive officers as a group....................................

------------------------

(a) Restricted shares vest pro rata over an eight year period, subject to earlier vesting upon the attainment of annual or cumulative performance targets specified by the Board of Directors.

(b) Options will become exercisable over five years, subject to certain conditions, at a price equal to the initial public offering price in the Common Stock Offering.

                           OWNERSHIP OF COMMON STOCK

    The following table sets forth certain information regarding beneficial ownership of (i) the Class A and Class B common shares of the Company prior to the Recapitalization, and (ii) the Common Stock, after giving effect to the Common Stock Offering, by (a) each person who is known by the Company to own beneficially more than 5% of the outstanding (1) Class A and Class B common
shares as of September   , 1997 or (2) shares of the Common Stock after giving
effect to the Common Stock Offering, (b) each director of the Company, (c) each of the named executives officers and (d) all directors and executive officers of the Company as a group.

                                                                                                     COMMON STOCK
                                                         COMMON SHARES BENEFICIALLY OWNED
                                                           PRIOR TO THE RECAPITALIZATION             BENEFICIALLY
                                                      ---------------------------------------      OWNED AFTER THE
                                                                                                 RECAPITALIZATION (A)
                                                               NUMBER                          ------------------------
                                                      ------------------------   PERCENTAGE                PERCENTAGE
NAME                                                  CLASS A (B)  CLASS B (B)  OF TOTAL (C)    NUMBER      OF TOTAL
----------------------------------------------------  -----------  -----------  -------------  ---------  -------------
Lenders under Old Credit Facility as a
  group (d)(e)                                                --    1,187,503         47.50%     701,036         9.35%
Donald N. Smith.....................................     456,355           --         18.25      557,097         7.43
Harrah's............................................     303,325           --         12.13      179,067         2.39
Equitable...........................................     256,375           --         10.26      151,349         2.02
Larry W. Browne.....................................                       --                                       *
Paul J. McDonald....................................                                      *                         *
Joseph A. O'Shaughnessy.............................                                      *                         *
Gerald E. Sinsigalli................................                                      *                         *
Charles L. Atwood...................................                                      *                         *
Steven L. Ezzes.....................................                                      *                         *
Barry Krantz........................................                                      *                         *
Gregory L. Segall...................................                                      *                         *
All directors and executive officers as a group (14
  persons)..........................................

------------------------

* Represents less than 1% of the outstanding (i) Class A and Class B common shares prior to the Recapitalization and (ii) Common Stock after the Recapitalization.

(a) Gives effect to the Common Stock Offering, and the following, which will occur in connection with the Recapitalization: (i) the return of 124,258, 105,026, 8,593, 486,467 and 51,398 shares of Common Stock to the Company by Harrah's, Equitable, Mr. Browne, the lenders under the Old Credit Facility as a group and the other existing non-management shareholders, respectively, and the issuance of 100,742, 300,000 and 375,000 of such shares to Mr. Smith, to certain members of management and under the Restricted Stock Plan,
    respectively and (ii) the issuance of    and    shares of Common Stock under
    the Company's Management Stock Plan to Mr. Browne and all directors and executive officers as a group, respectively. Of the shares issued under the
    Restricted Stock Plan,    ,    ,    ,    ,    ,    and    have been
    allocated to Messrs.      ,      ,      ,      ,      and       and to all
    directors and executive officers as a group, respectively. Does not reflect 400,000 shares reserved for issuance under the Company's Stock Option Plan. See Note 17 of Notes to Consolidated Financial Statements.

(b) In connection with the Recapitalization, each outstanding share of Class A and Class B common stock of the Company will be converted into one share of the Common Stock.

(c) Gives effect to the issuance of 27,113 shares of Common Stock to be issued under the Management Stock Plan upon consummation of the Common Stock Offering. See Note 17 of Notes to Consolidated Financial Statements.

(d) Prior to the Recapitalization, the Bank of Boston, as agent for the lenders under the Old Credit Facility, holds the Class B common shares for the benefit of the lenders under the Old Credit Facility, having received Class B common shares of the Company in 1996 in connection with the restructuring of the Old Credit Facility. In connection with the Recapitalization, these shares will automatically convert into shares of Common Stock and will be distributed to the then existing lenders under the Old Credit Facility pro rata according to the respective amounts of indebtedness thereunder held by them. See Note 7 of Notes to Consolidated Financial Statements.

(e)        ,        ,        ,        ,        , and        , each of which is a
    lender under the Old Credit Facility, have granted to the Underwriters a
    30-day option to purchase the        ,        ,        ,        ,        and
           shares of Common Stock beneficially owned by such lenders, respectively, as part of the Underwriters' over-allotment option. If such over-allotment option is exercised in full, the lenders under the Old Credit
    Facility as a group would beneficially own    % of the outstanding Common
    Stock after the Recapitalization. See "Underwriting."

                              CERTAIN TRANSACTIONS

    The Company's policy is to only enter into a transaction with an affiliate in the ordinary course of, and pursuant to the reasonable requirements of, its business and upon terms that are no less favorable to the Company than could be obtained if the transaction was entered into with an unaffiliated third party. Set forth below is a description of certain transactions between the Company and its affiliates during 1994, 1995 and 1996 and ongoing transactions between the Company and its affiliates. The Company believes that the terms of such transactions were or are no less favorable to the Company than could have been obtained if the transaction was entered into with an unaffiliated third party.

    In March 1996, the Company's pension plan acquired three restaurant properties from the Company. The land, buildings and improvements were purchased by the plan at their appraised value of $2.0 million and are located in Connecticut, Vermont and Virginia. Simultaneously with the purchase, the pension plan leased back the three properties to the Company at an aggregate annual base rent of $214,000 for the first five years and $236,000 for the following five years. The pension plan was represented by independent legal and financial advisors. The Company realized a net gain of approximately $675,000 on this transaction which is being amortized into income over the initial ten-year term of the lease.

    In 1993, the Company subleased certain land, buildings, and equipment from Perkins Restaurants Operating Company, L.P. ("Perkins"), a subsidiary of TRC. During 1996, 1995 and 1994, rent expense related to the subleases was approximately $278,000, $266,000 and $245,000, respectively.

    During 1996 and 1995, an insurance subsidiary of TRC, Restaurant Insurance Corporation ("RIC"), assumed from a third party insurance company reinsurance premiums related to insurance liabilities of the Company of approximately $4.2 million and $6.4 million, respectively. In addition, RIC had reserves of approximately $13.0 million and $12.8 million related to Company claims at December 29, 1996 and December 31, 1995, respectively. On March 19, 1997, the Company acquired all of the outstanding shares of common stock of RIC from TRC for $1.3 million in cash and a $1.0 million promissory note payable to TRC bearing interest at an annual rate of 8.25%. The promissory note and accrued interest aggregating approximately $1.0 million was paid on June 30, 1997. RIC, which was formed in 1993, reinsures certain of the Company's risks (i.e. workers' compensation, employer's liability, general liability and product liability) from a third party insurer.

    In fiscal 1994, TRC Realty Co. (a subsidiary of TRC) entered into a 10-year operating lease for an aircraft, for use by both the Company and Perkins. The Company shares equally with Perkins in reimbursing TRC Realty Co. for leasing, tax and insurance expenses. In addition, the Company also incurs actual usage costs. Total expense for 1996, 1995 and 1994 was approximately $590,000, $620,000 and $336,000, respectively.

    The Company purchased certain food products used in the normal course of business from a division of Perkins. For 1996, 1995 and 1994, purchases were approximately $1.4 million, $1.9 million and $1.3 million, respectively.

    The Company currently pays TRC an annual management fee pursuant to a management fee letter agreement between the Company and TRC dated March 19, 1996 (the "TRC Management Contract"). The fee serves as compensation for (i) the services performed by Mr. Smith for the benefit of the Company (ii) office and secretarial services attributable to the Company and (iii) other related expenses. TRC was paid $800,000, $785,000 and $773,000 for such management services in 1996, 1995 and 1994, respectively. See "Management--Executive Compensation."

    During 1996, the Company incurred approximately $69,000 of expense related to fees and other reimbursements to the two board of directors members who represented the Company's lenders. In addition, for 1996, 1995 and 1994, the Company expensed approximately $196,000, $763,000 and $200,000, respectively, for fees paid to the lenders' agent bank.

    The Company is a party to two agreements with TRC relating to taxes. In connection with the distribution by TRC to its shareholders of the Common Stock in the Company immediately prior to the 1996 bank restructuring, the Company entered into a Tax Disaffiliation Agreement dated March 25, 1996. Under the Tax Disaffiliation Agreement, TRC must indemnify the Company for all income taxes during periods when the Company and its affiliates were includible in a consolidated federal income tax return with TRC and for any income taxes due as a result of the Company ceasing to be a member of the TRC consolidated group. TRC does not retain any liability for periods when the Company and its affiliates were not includible in the TRC consolidated federal income tax return and the Company must indemnify TRC if any such income taxes are assessed against TRC. TRC also does not indemnify the Company for a reduction of the Company's existing NOLs or for NOLs previously utilized by TRC. The Tax Disaffiliation Agreement terminates 90 days after the statute of limitations expires for each tax covered by the agreement including unfiled returns as if such returns had been filed by the appropriate due date.

    The Company also entered into a Tax Responsibility Agreement dated as of March 19, 1997 in connection with the sale of RIC to the Company. Under the Tax Responsibility Agreement, the Company must indemnify TRC for any income taxes that are assessed against TRC as a result of the operations of RIC. The Tax Responsibility Agreement terminates 90 days after the statute of limitations expires for each tax covered by the agreement.

                       DESCRIPTION OF NEW CREDIT FACILITY

    The Company expects, contingent upon completion of the Offerings, to enter into a senior secured credit facility with Societe Generale in an aggregate principal amount of $140 million (the "New Credit Facility"). The following description, which sets forth the material terms of the New Credit Facility, does not purport to be complete and is qualified in its entirety by reference to the agreements setting forth the principal terms of the New Credit Facility, which will be filed as exhibits to the Registration Statement of which this Prospectus is a part.

    It is expected that the senior, secured New Credit Facility will consist of
(a) the $80 million Term Loan Facility, (b) the five-year Revolving Credit Facility providing for revolving loans to the Company in a principal amount not to exceed $45 million (including a $5 million sublimit for each of trade and standby letters of credit) and (c) the $15 million Letter of Credit Facility providing for standby letters of credit in the normal course of business and having a maturity contemporaneous with that of the Revolving Credit Facility.

    It is expected that the full amount of the Term Loan Facility will be drawn on the closing date of the Recapitalization (the "Closing Date"). Amounts repaid or prepaid under the Term Loan Facility may not be reborrowed. Loans under the Revolving Credit Facility will be available at any time on and after the Closing Date and prior to the date which is five years after the Closing Date. Letters of credit shall expire annually, but shall have a final expiration date no later than thirty days prior to final maturity, which for the Letter of Credit Facility will also be five years from the Closing Date.

    It is expected that the Term Loan Facility will require quarterly amortization payments beginning on April 15, 1999. Annual amortization payments will total $4.4 million, $10.4 million, $12.4 million, $14.4 million, $18.4 million and $20.0 million in 1999 through 2004, respectively. In addition to the scheduled amortization, it is expected that the Term Loan Facility will be permanently reduced by (i) specified percentages of each year's Excess Cash Flow (as defined in the New Credit Facility) and (ii) 100% of the aggregate net proceeds from asset sales not in the ordinary course of business and not re-employed or committed to be re-employed within a specified period in the Company's business, exclusive of up to $7.5 million of aggregate net proceeds received from asset sales subsequent to the closing relating to the New Credit Facility. Such applicable proceeds shall be applied to the Term Loan Facility in inverse order of maturity. At the Company's option, loans may be prepaid at any time with certain notice and breakage cost provisions.

    It is expected that the obligations of the Company under the New Credit Facility will be (i) secured by a first priority security interest in substantially all material assets of the Company and all other assets owned or hereafter acquired and (ii) guaranteed, on a senior secured basis, by the Company's Friendly's Restaurants Franchise, Inc. subsidiary and may also be so guaranteed by certain subsidiaries of the Company created or acquired after consummation of the Recapitalization.

    It is expected that, at the Company's option, the interest rates per annum applicable to the New Credit Facility will be either LIBOR (as defined in the New Credit Facility), plus a margin ranging from 2.375% to 2.75%, or the Alternative Base Rate (as defined in the New Credit Facility), plus a margin ranging from 0.875% to 1.25%. The Alternative Base Rate is the greater of (a) Societe Generale's Prime Rate or (b) the Federal Funds Rate plus 0.50%. It is expected that after the first twelve calendar months of the New Credit Facility, pricing reductions will be available in certain circumstances.

    It is expected that the New Credit Facility will contain a number of significant covenants that among other things, will operate as limitations on indebtedness; liens; guarantee obligations; mergers; consolidations, formation of subsidiaries, liquidations and dissolutions; sales of assets; leases; payments of dividends; capital expenditures; investments; optional payments and modifications of subordinated and other debt instruments; transactions with affiliates; sale and leaseback transactions; changes in fiscal year; negative pledge clauses; changes in lines of business; and the ability to amend material agreements. In addition, under the New Credit Facility, the Company will be required to comply with specified minimum fixed charge coverage ratios, interest expense coverage ratios, cash flow leverage ratios and minimum net worth requirements.

                          DESCRIPTION OF SENIOR NOTES

    Concurrent with consummating the Common Stock Offering and entering into the New Credit Facility, the Company is offering to the public $200 million aggregate principal amount of its Senior Notes due 2007. The consummation of the Common Stock Offering and the Senior Note Offering and the closing with respect to the New Credit Facility are each contingent upon the others.

    Interest on the Senior Notes will be payable semi-annually on       and
      of each year, commencing on       , 1998. The Senior Notes will mature on
      , 2007 unless previously redeemed. The Senior Notes will be redeemable, in
whole or in part, at the option of the Company, at any time on or after       ,
2002, at specified declining redemption prices, plus accrued and unpaid interest
thereon, if any, to the date of redemption. In addition, on or prior to       ,
2000, the Company may redeem, at any time and from time to time, up to $70 million of the aggregate principal amount of the Senior Notes at a redemption
price of    % of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption, with the net cash proceeds from one or more qualified equity offerings; provided, however, that at least $130 million of the aggregate principal amount of the Senior Notes remains outstanding following each such redemption.

    Upon the occurrence of a change of control, each holder of Senior Notes may require the Company to repurchase such holder's Senior Notes, in whole or in part, at a repurchase price of 101% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the repurchase date. The Company will also be obligated in certain circumstances to offer to repurchase Senior Notes at a purchase price of 100% of the principal amount thereof, plus accrued interest, with the net available cash from certain asset sales and dispositions.

    The Senior Notes will be unsecured, senior obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior indebtedness of the Company and will rank senior in right of payment to all existing and future subordinated indebtedness of the Company. The Senior Notes will be effectively subordinated to all existing and future secured indebtedness of the Company, including indebtedness under the New Credit Facility. The Senior Notes will be unconditionally guaranteed on a senior unsecured basis, by Friendly's Restaurants Franchise, Inc., the Company's franchise subsidiary and may also be so guaranteed by certain subsidiaries of the Company created or acquired after consummation of the Recapitalization.

    The Indenture under which the Notes will be issued (the "Indenture") will contain certain covenants pertaining to the Company and its Restricted Subsidiaries (as defined in the Indenture), including but not limited to covenants with respect to the following matters: (i) limitations on indebtedness and preferred stock, (ii) limitations on restricted payments such as dividends, repurchases of the Company's or subsidiaries' stock, repurchases of subordinated obligations, and investments, (iii) limitations or restrictions on distributions from restricted subsidiaries, (iv) limitations on sales of assets and, subsidiary stock, (v) limitations on transactions with affiliates, (vi) limitations on liens, (vii) limitations on sales of subsidiary capital stock and
(viii) limitations on mergers, consolidations and transfers of all or substantially all assets. However, all of these covenants are subject to a number of important qualifications and exceptions.

    The Indenture will contain customary events of default, including a cross-default provision triggered by the non-payment of outstanding indebtedness at stated final maturity or by the acceleration of outstanding indebtedness, in each case in excess of a specified amount. If an event of default occurs and is continuing under the Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding Senior Notes may declare the principal of and accrued but unpaid interest on all the Senior Notes to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued interest on all the Senior Notes will become immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

                          DESCRIPTION OF CAPITAL STOCK

    Effective upon the filing of the Restated Articles prior to the consummation of the Common Stock Offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"), which may be issued in one or more series.

COMMON STOCK

    Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Common Stock Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Upon the closing of the Common Stock Offering, there will be no shares of Preferred Stock outstanding.

PREFERRED STOCK

    Upon filing of the Restated Articles, the Board of Directors will be authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Effect of Certain Anti-Takeover Provisions."

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S RESTATED ARTICLES OF
  ORGANIZATION AND RESTATED BY-LAWS

    Following the Common Stock Offering, the Company expects that it will be subject to Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns 5% or more of the outstanding voting stock of the corporation or, if the person is an affiliate or associate of the corporation, did own 5% or more of the outstanding voting stock of the corporation at any time within the prior three years. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder.

    The Company's Restated Articles provide for a classified board of directors consisting of three classes as nearly equal in size as possible. In addition, the Restated Articles provide that directors may be removed only for cause by the affirmative vote of (i) the holders of at least a majority of the shares issued outstanding and entitled to vote or (ii) a majority of the directors then in office. Under the Restated Articles, the Board of Directors is empowered to fix the exact number of directors and any vacancy, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by a vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. See "Management--Executive Officers and Directors of the Company."

    The Restated By-Laws include a provision excluding the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The Board of Directors may amend the Company's Restated By-Laws at any time to subject the Company to this statute prospectively.

    The Restated By-Laws also require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company prior to the scheduled meeting. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made and any other stockholder known to be supporting the proposal. The Restated By-Laws further provide that a special stockholders meeting may be called only by the Board of Directors, Chairman of the Board of Directors or President of the Company. These provisions may discourage another person or entity from making a tender offer for the Common Stock, because such person or entity, even if it acquired a majority of the outstanding shares, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting.

    The Massachusetts General Laws provide generally that an amendment to the Articles of Organization which changes the authorized capital stock of a corporation requires the affirmative vote of a majority of the shares entitled to vote on any matter and any amendment which impairs or diminishes the rights of stockholders or any other amendment to the Articles of Organization requires the affirmative vote of two-thirds of the shares entitled to vote on any matter. Under Massachusetts law and the Restated By-Laws, the Board of Directors, upon the affirmative vote of a majority of the directors then in office, or the stockholders, upon the affirmative vote of a majority of the shares entitled to vote on any matter, may amend the Restated By-Laws, except that the Restated By-Laws provide that the anti-takeover provisions (described in the preceding three paragraphs) contained in the Restated By-Laws may not be amended by the stockholders except upon the affirmative vote of two-thirds of the shares entitled to vote on any matter.

    The Restated Articles contain provisions to indemnify the Company's directors and officers to the fullest extent authorized by Massachusetts law against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. In addition, the Restated Articles provide that the directors of the Company will not be personally liable for monetary damages to the Company for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to the Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

STOCKHOLDER RIGHTS PLAN

    The Company's Board of Directors has enacted a stockholder rights plan (the "Rights Plan") designed to protect the interests of the Company's stockholders in the event of a potential takeover for a price which does not reflect the Company's full value or which is conducted in a manner or on terms not approved by the Board of Directors as being in the best interests of the Company and its stockholders. The Rights Plan has certain anti-takeover effects, in that it will cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors.

    Pursuant to the Rights Plan, upon the filing of the Restated Articles prior to the closing of the Common Stock Offering, the Board will declare a dividend distribution of one purchase right ("Right") for every outstanding share of Common Stock. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the date the dividend is declared (the "Dividend Record Date") and for each share of Common Stock which is issued or sold after that date and prior to the Distribution Date (as defined below).

    Each Right entitles the holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock, $0.01 par value,
of the Company (the "Junior Preferred Stock"), at a price of $         per one
one-thousandth of a share, subject to adjustments in certain events. The Rights
will expire on          , 2007 (the "Expiration Date"), or upon the earlier
redemption of the Rights, and are not exercisable until the Distribution Date.

    No separate Rights certificates will be issued at the present time. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the outstanding Common Stock certificates and will be transferred with and only with the Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference and

(iii) the surrender for transfer of any Common Stock certificate will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

    The Rights will separate from the Common Stock on the Distribution Date. Unless otherwise determined by a majority of the Continuing Directors (as defined below) then in office, the Distribution Date (the "Distribution Date") will occur on the earlier of (i) the tenth business day following the date of a public announcement that a person, together with its affiliates and associates, except as described below, has acquired or owns the rights to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (collectively, an "Acquiring Person") (such date is referred to herein as the "Shares Acquisition Date") or (ii) the tenth business day following commencement of a tender offer or exchange offer that would result in any person, together with its affiliates and associates, owning 15% or more of the outstanding Common Stock. After the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and thereafter such separate Rights Certificates alone will evidence the Rights. The Board of Directors, by action of the Continuing Directors, may delay the distribution of the Certificates. The term "Continuing Directors" means (i) any member of the Company's Board of Directors who is not an Acquiring Person, or an affiliate, associate or representative of an Acquiring Person, or (ii) any person who subsequently becomes a member of the Board, who is not an Acquiring Person or an affiliate, associate or representative of an Acquiring Person, if such person's nomination for election or election to the Board is recommended or approved by a majority of Continuing Directors. The Rights Plan excludes Mr. Smith, Harrah's, Equitable, the Company's senior management and their respective affiliates from the definition of "Acquiring Person."

    If, at any time after           , 1997, any person or group of affiliated or
associated persons (other than the Company and its affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the exercise price of the Right. Following the occurrence of any such event, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void. Also, if the Company were acquired in a merger or other business combination, or if more than 50% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right.

    The Board of Directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split,
stock dividend or similar transaction occurring after           , 1997 (as the
same may be adjusted, the "Exchange Ratio"). The Board of Directors however, may not effect an exchange at any time after any person (other than (i) the Company, (ii) any subsidiary of the Company, (ii) any employee benefit plan of the Company or of any subsidiary of the Company or (iv) any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the Common Stock then outstanding. Immediately upon the action of the Board of Directors ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

    The exercise price of the Rights, and the number of one one-thousandths of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision combination or reclassification of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or certain convertible securities at less than the current market price of the Junior Preferred Stock, or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights, or warrants (other than those referred to above).

    At any time prior to the tenth day (or such later date as may be determined by a majority of the Continuing Directors) after the Shares Acquisition Date, the Company, by a majority vote of the Continuing Directors, may redeem the Rights at a redemption price of $0.01 per Right, subject to adjustment in certain events (as the same may be adjusted, the "Redemption Price"). Immediately upon the action of the Continuing Directors electing to redeem the rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    The Rights Agreement may be amended by the Board of Directors at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board of Directors without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates and associates or their transferees).

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Company's Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Common Stock Offering, there has been no market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market following the Common Stock Offering could adversely affect the prevailing market price of the Common Stock.

    Upon completion of the Common Stock Offering, the Company will have 7,500,000 shares of Common Stock outstanding. Of these shares, the 5,000,000 shares sold in the Common Stock Offering will be freely tradeable without restriction under the Securities Act, except that any shares purchased by persons deemed to be "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act ("Affiliates"), generally may be sold only in compliance with the limitations of Rule 144 described below.

    The remaining 2,500,000 shares of Common Stock are deemed "restricted securities" (the "Restricted Shares") under Rule 144 because they were originally issued and sold by the Company in private transactions in reliance upon exemptions from the Securities Act. Under Rule 144, substantially all of these remaining Restricted Shares may become eligible for resale 90 days after the date the Company becomes subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") (i.e., 90 days after the consummation of the Common Stock Offering), and may be resold prior to such date only in compliance with the registration requirements of the Securities Act or pursuant to a valid exemption therefrom. However, the 2,500,000 shares are subject to the lock-up agreements described below.

    In general, under Rule 144, if a period of at least one year has elapsed between the later of the date on which "restricted securities" were acquired from the Company or an "affiliate" of the Company then the holder of such restricted securities is entitled to sell a number of shares within any three-month period that does not exceed the greater of (i) 1.0% (approximately 75,000 shares after the Common Stock Offering) of the then outstanding shares of the Common Stock or (ii) the average weekly reported volume of trading of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates of the Company may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the one-year period. Under Rule 144(k), if a period of at least two years has elapsed between the later of the date on which restricted shares were acquired from the Company or the date on which they were acquired from an affiliate of the Company, a holder of such restricted shares who is not an affiliate of the Company at the time of the sale and has not been an affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

    All executive officers and directors and the existing shareholders of the Company who, after the Common Stock Offering, will hold in the aggregate
approximately 2,500,000 shares of Common Stock (     shares if the Underwriters'
over-allotment option is exercised in full), have agreed, pursuant to lock-up agreements, that they will not, without the prior written consent of Montgomery Securities, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 360 days after the date of this Prospectus, except that the lenders under the Old Credit Facility may sell (i) shares of Common Stock to other stockholders of the Company existing prior to the Common Stock Offering and (ii) any shares of Common Stock acquired by them in or after the Common Stock Offering, which shares are not "restricted securities" pursuant to Rule 144 under the Securities Act.

    The Company intends to file a registration statement under the Securities Act to register all shares of Common Stock issuable pursuant to the Company's Stock Option Plan and Restricted Stock Plan. Subject to the completion of the 360-day period described above, shares of Common Stock issued upon the exercise of awards issued under such plans and after the effective date of such registration statement, generally will be eligible for sale in the public market. See "Management--Executive Compensation."

    Prior to the consummation of the Common Stock Offering, the Company, its shareholders holding Class A and Class B common shares prior to the Recapitalization and certain warrant holders will enter into an amendment to an existing registration rights agreement providing that such shareholders may demand registration under the Securities Act, at any time within 18 months (the "Registration Period") after the end of the 360-day lock-up period commencing with the date of this Prospectus, of shares of the Company's Common Stock into which such Class A and Class B common shares are converted in connection with the Recapitalization or for which such warrants are exercised. The Company may postpone such a demand under certain circumstances. In addition, such shareholders may request the Company to include such shares of Common Stock in any registration by the Company of its capital stock under the Securities Act during the Registration Period.

                                  UNDERWRITING

    The underwriters named below, represented by Montgomery Securities (the "Representative"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement") by and among the Company and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                                                                      NUMBER OF
UNDERWRITERS                                                                                            SHARES
--------------------------------------------------------------------------------------------------  --------------

Montgomery Securities.............................................................................
                                                                                                    --------------
    Total.........................................................................................       5,000,000
                                                                                                    --------------
                                                                                                    --------------

    The Representative has advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of not more than $ per share, and the Underwriters may allow to selected dealers, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the Common Stock Offering, the public offering price and other selling terms may be changed by the Representative. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

    The Company and certain lenders under the Old Credit Facility have granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 750,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 5,000,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Common Stock Offering. To the extent that such over-allotment option is not exercised in full, the Underwriters will purchase shares of Common Stock from the Company pursuant to such option only after all of the shares of Common Stock subject to such option have been purchased from the lenders under the Old Credit Facility. See "Ownership of Common Stock."

    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Representative has informed the Company that the Underwriters do not expect to make sales of Common Stock offered by this Prospectus to accounts over which they exercise discretionary authority in excess of 5% of the shares of Common Stock offered hereby.

    Prior to the Common Stock Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations between the Representative and the Company. Among the factors to be considered in such negotiations are the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of the Common Stock Offering and the market price of publicly traded stock of comparable companies in recent periods.

    The Company's executive officers, directors and certain principal stockholders have agreed that, for a period of 360 days from the date of this Prospectus, they will not offer, sell or otherwise dispose of any shares of their Common Stock or options to acquire shares of Common Stock without the prior written consent of Montgomery Securities. The Company has agreed not to sell any shares of Common Stock for a period of 90 days from the date of this Prospectus without the prior written consent of Montgomery Securities, except for shares issued pursuant to the exercise of options granted under employee stock option plans.

    Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission (the "Commission") may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representative is permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with the Common Stock Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Common Stock Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security. Neither the Company nor any of the Underwriters makes any representation or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representative will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    Societe Generale Securities Corporation, the lead underwriter of the Senior Note Offering, is providing certain advisory services in connection with the Recapitalization, for which it is receiving a fee. Societe Generale, an affiliate of Societe Generale Securities Corporation, is expected to be a lender under the New Credit Facility and to act as arranger and administrative agent thereunder. See "Description of New Credit Facility."

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters with respect to the securities offered hereby will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

    The financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendment thereto) on Form S-1 under the Securities Act, for the registration of the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of such document, filed as an exhibit to the Registration Statement, for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees.

    The Company is not currently subject to the informational requirements of the Exchange Act. As a result of the Offerings, the Company will become subject to the informational requirements of the Exchange Act. The Company intends to furnish its stockholders with annual reports containing financial statements audited by independent accountants and with quarterly reports containing interim financial information for each of the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------

Report of Independent Public Accountants...................................................................        F-2

Consolidated Financial Statements

      Consolidated Balance Sheets as of December 31, 1995, December 29, 1996 and June 29, 1997
       (unaudited).........................................................................................        F-3

      Consolidated Statements of Operations for the Years Ended January 1, 1995, December 31, 1995 and
       December 29, 1996 and for the Six Months Ended June 30, 1996 (unaudited) and June 29, 1997
       (unaudited).........................................................................................        F-4

      Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the Years Ended January 1,
       1995, December 31, 1995 and December 29, 1996 and for the Six Months Ended June 29, 1997
       (unaudited).........................................................................................        F-5

      Consolidated Statements of Cash Flows for the Years Ended January 1, 1995, December 31, 1995 and
       December 29, 1996 and for the Six Months Ended June 30, 1996 (unaudited) and June 29, 1997
       (unaudited).........................................................................................        F-6

      Notes to Consolidated Financial Statements...........................................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Friendly Ice Cream Corporation:

    We have audited the accompanying consolidated balance sheets of Friendly Ice Cream Corporation and subsidiaries as of December 31, 1995 and December 29, 1996, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Friendly Ice Cream Corporation and subsidiaries as of December 31, 1995 and December 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut

February 14, 1997 (except with respect to the matter
                discussed in Note 16, as to which
                the date is July 14, 1997)

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                         (Dollar amounts in thousands)

                                                                                                                       PRO FORMA
                                                                                                                       (NOTE 17)
                                                                             DECEMBER 31,  DECEMBER 29,   JUNE 29,     JUNE 29,
                                                                                 1995          1996         1997         1997
                                                                             ------------  ------------  -----------  -----------
                                                                                                         (UNAUDITED)  (UNAUDITED)
                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents................................................   $   23,690    $   18,626    $  16,899    $   7,466
  Restricted cash and investments..........................................       --            --            4,000       --
  Trade accounts receivable................................................        5,233         4,992        7,056        7,056
  Inventories..............................................................       15,079        15,145       17,490       17,490
  Deferred income taxes....................................................        9,885        12,375       12,381       12,381
  Prepaid expenses and other current assets................................        3,985         1,658        7,308        7,308
                                                                             ------------  ------------  -----------  -----------
TOTAL CURRENT ASSETS.......................................................       57,872        52,796       65,134       51,701
RESTRICTED CASH AND INVESTMENTS............................................       --            --            7,889       --
INVESTMENT IN JOINT VENTURE................................................       --             4,500        3,757        3,757
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization...      295,448       286,161      279,265      275,767
INTANGIBLES AND DEFERRED COSTS, net of accumulated amortization of $3,419,
  $4,790 and $5,510 (unaudited) at December 31, 1995, December 29, 1996 and
  June 29, 1997, respectively..............................................       16,607        16,019       15,375       25,427
OTHER ASSETS...............................................................          365           650        1,722        1,722
                                                                             ------------  ------------  -----------  -----------
TOTAL ASSETS...............................................................   $  370,292    $  360,126    $ 373,142    $ 358,374
                                                                             ------------  ------------  -----------  -----------
                                                                             ------------  ------------  -----------  -----------
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Current maturities of long-term debt.....................................   $    3,204    $    1,289    $   2,953    $   2,953
  Current maturities of capital lease obligations..........................        6,466         6,353        5,003        1,248
  Accounts payable.........................................................       20,972        20,773       26,272       26,272
  Accrued salaries and benefits............................................       13,525        13,855       15,971       15,971
  Accrued interest payable.................................................        5,940         9,838       10,007           24
  Insurance reserves.......................................................        6,605         3,973        6,927        6,927
  Other accrued expenses...................................................       15,838        17,415       17,436       17,436
                                                                             ------------  ------------  -----------  -----------
TOTAL CURRENT LIABILITIES..................................................       72,550        73,496       84,569       70,831
                                                                             ------------  ------------  -----------  -----------
DEFERRED INCOME TAXES......................................................       51,908        48,472       46,802       44,997
CAPITAL LEASE OBLIGATIONS, less current maturities.........................       15,375        14,182       14,193        8,948
LONG-TERM DEBT, less current maturities....................................      373,769       371,795      371,429      280,102
OTHER LONG-TERM LIABILITIES................................................       22,224        25,337       31,683       30,271
COMMITMENTS AND CONTINGENCIES (Notes 2, 6, 7, 8, 12, 15, 16 and 17)
STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 par value -
    Class A, authorized 150,000, 150,000 and 4,000 shares at December 31,
      1995, December 29, 1996 and June 29, 1997, respectively; 1,090,969,
      1,285,384 and 1,285,384 (unaudited) shares issued and outstanding at
      December 31, 1995, December 29, 1996 and June 29, 1997, respectively,
      and 7,500,000 (unaudited) shares pro forma at June 29, 1997..........           11            13           13           75
    Class B, authorized -0-, 2,000 and 2,000 shares at December 31, 1995,
      December 29, 1996 and June 29, 1997, respectively; -0-, 1,187,503 and
      1,187,503 (unaudited) shares issued and outstanding at December 31,
      1995, December 29, 1996 and June 29, 1997, respectively, and -0-
      shares pro forma at June 29, 1997....................................       --                12           12       --
    Class C, authorized -0-, 2,000 and 2,000 shares at December 31, 1995,
      December 29, 1996 and June 29, 1997, respectively; -0- shares issued and outstanding at December 31, 1995, December 29, 1996, June 29,
      1997 and pro forma June 29, 1997.....................................       --            --           --           --
  Additional paid-in capital...............................................       46,842        46,905       46,905      148,210
  Unrealized gain on investment securities, net of taxes...................       --            --               28           28
  Accumulated deficit......................................................     (212,387)     (220,159)    (222,563)    (225,159)
  Cumulative translation adjustment........................................       --                73           71           71
                                                                             ------------  ------------  -----------  -----------
TOTAL STOCKHOLDERS' EQUITY (DEFICIT).......................................     (165,534)     (173,156)    (175,534)     (76,775)
                                                                             ------------  ------------  -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT).......................   $  370,292    $  360,126    $ 373,142    $ 358,374
                                                                             ------------  ------------  -----------  -----------
                                                                             ------------  ------------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (In thousands except per share data)

                                                                                                               FOR THE SIX
                                                                                                                 MONTHS
                                                                               FOR THE YEARS ENDED                ENDED
                                                                    -----------------------------------------  -----------
                                                                    JANUARY 1,   DECEMBER 31,   DECEMBER 29,    JUNE 30,
                                                                       1995          1995           1996          1996
                                                                    -----------  -------------  -------------  -----------
                                                                                                               (UNAUDITED)
REVENUES:
    Restaurant....................................................   $ 589,383     $ 593,570      $ 596,675     $ 284,025
    Retail, institutional and other...............................      41,631        55,579         54,132        24,759
                                                                    -----------  -------------  -------------  -----------
  TOTAL REVENUES..................................................     631,014       649,149        650,807       308,784
COSTS AND EXPENSES:
    Cost of sales.................................................     179,793       192,600        191,956        89,696
    Labor and benefits............................................     211,838       214,625        209,260       102,674
    Operating expenses............................................     132,010       143,854        143,163        70,620
    General and administrative expenses...........................      38,434        40,705         42,721        21,230
    Debt restructuring expenses (Note 5)..........................      --             3,346         --            --
    Write-down of property and equipment (Note 6).................      --             4,006            227        --
    Depreciation and amortization.................................      32,069        33,343         32,979        16,606
                                                                    -----------  -------------  -------------  -----------
OPERATING INCOME..................................................      36,870        16,670         30,501         7,958
Interest expense, net of capitalized interest of $176, $62, $49,
  $35 (unaudited) and $17 (unaudited) and interest income of $187,
  $390, $318, $215 (unaudited) and $146 (unaudited) for the years ended January 1, 1995, December 31, 1995 and December 29, 1996
  and the six months ended June 30, 1996 and June 29, 1997,
  respectively....................................................      45,467        41,904         44,141        22,138
Equity in net loss of joint venture...............................      --            --             --            --
                                                                    -----------  -------------  -------------  -----------
LOSS BEFORE BENEFIT FROM (PROVISION FOR) INCOME TAXES AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.............      (8,597)      (25,234)       (13,640)      (14,180)
Benefit from (provision for) income taxes.........................       4,661       (33,419)         5,868         6,154
                                                                    -----------  -------------  -------------  -----------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...      (3,936)      (58,653)        (7,772)       (8,026)
Cumulative effect of change in accounting principle, net of income
  tax expense of $1,554 (Note 10).................................      --            --             --            --
                                                                    -----------  -------------  -------------  -----------
NET LOSS..........................................................   $  (3,936)    $ (58,653)     $  (7,772)    $  (8,026)
                                                                    -----------  -------------  -------------  -----------
                                                                    -----------  -------------  -------------  -----------
PRO FORMA NET LOSS PER SHARE (NOTE 17) (UNAUDITED):
    Loss before cumulative effect of change in accounting
      principle...................................................                                $   (1.04)    $   (1.07)
    Cumulative effect of change in accounting principle, net of
      income tax expense..........................................                                   --            --
                                                                                                -------------  -----------
    Net loss......................................................                                $   (1.04)    $   (1.07)
                                                                                                -------------  -----------
                                                                                                -------------  -----------
PRO FORMA AMOUNTS ASSUMING NEW PENSION METHOD IS RETROACTIVELY:
    Net loss (Note 10)............................................   $  (3,506)    $ (58,134)     $  (7,214)    $  (7,747)
                                                                    -----------  -------------  -------------  -----------
                                                                    -----------  -------------  -------------  -----------
    Net loss per share (unaudited)................................                                $   (0.96)    $   (1.03)
                                                                                                -------------  -----------
                                                                                                -------------  -----------
PRO FORMA SHARES USED IN NET LOSS PER SHARE CALCULATION (NOTE 17)
  (UNAUDITED).....................................................                                    7,500         7,500
                                                                                                -------------  -----------
                                                                                                -------------  -----------


                                                                     JUNE 29,
                                                                       1997
                                                                    -----------
                                                                    (UNAUDITED)
REVENUES:
    Restaurant....................................................   $ 294,518
    Retail, institutional and other...............................      28,310
                                                                    -----------
  TOTAL REVENUES..................................................     322,828
COSTS AND EXPENSES:
    Cost of sales.................................................      92,186
    Labor and benefits............................................     104,898
    Operating expenses............................................      71,284
    General and administrative expenses...........................      22,595
    Debt restructuring expenses (Note 5)..........................      --
    Write-down of property and equipment (Note 6).................         347
    Depreciation and amortization.................................      16,401
                                                                    -----------
OPERATING INCOME..................................................      15,117
Interest expense, net of capitalized interest of $176, $62, $49,
  $35 (unaudited) and $17 (unaudited) and interest income of $187,
  $390, $318, $215 (unaudited) and $146 (unaudited) for the years ended January 1, 1995, December 31, 1995 and December 29, 1996
  and the six months ended June 30, 1996 and June 29, 1997,
  respectively....................................................      22,238
Equity in net loss of joint venture...............................         743
                                                                    -----------
LOSS BEFORE BENEFIT FROM (PROVISION FOR) INCOME TAXES AND
  CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.............      (7,864)
Benefit from (provision for) income taxes.........................       3,224
                                                                    -----------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE...      (4,640)
Cumulative effect of change in accounting principle, net of income
  tax expense of $1,554 (Note 10).................................       2,236
                                                                    -----------
NET LOSS..........................................................   $  (2,404)
                                                                    -----------
                                                                    -----------
PRO FORMA NET LOSS PER SHARE (NOTE 17) (UNAUDITED):
    Loss before cumulative effect of change in accounting
      principle...................................................   $   (0.62)
    Cumulative effect of change in accounting principle, net of
      income tax expense..........................................        0.30
                                                                    -----------
    Net loss......................................................   $   (0.32)
                                                                    -----------
                                                                    -----------
PRO FORMA AMOUNTS ASSUMING NEW PENSION METHOD IS RETROACTIVELY:
    Net loss (Note 10)............................................   $  (4,640)
                                                                    -----------
                                                                    -----------
    Net loss per share (unaudited)................................   $   (0.62)
                                                                    -----------
                                                                    -----------
PRO FORMA SHARES USED IN NET LOSS PER SHARE CALCULATION (NOTE 17)
  (UNAUDITED).....................................................       7,500
                                                                    -----------
                                                                    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                         (Dollar amounts in thousands)

                                                               COMMON STOCK
                                --------------------------------------------------------------------------
                                       CLASS A                 CLASS B                   CLASS C              ADDITIONAL
                                ----------------------  ----------------------  --------------------------      PAID-IN
                                 SHARES      AMOUNT      SHARES      AMOUNT        SHARES        AMOUNT         CAPITAL
                                ---------  -----------  ---------  -----------  -------------  -----------  ---------------
BALANCE, JANUARY 2, 1994......  1,090,969   $      11      --       $  --            --         $  --          $  46,822
  Net loss....................     --          --          --          --            --            --             --
                                                                                         --
                                ---------         ---   ---------         ---                         ---        -------
BALANCE, JANUARY 1, 1995......  1,090,969          11      --          --            --            --             46,822
  Net loss....................     --          --          --          --            --            --             --
  Contribution of capital.....     --          --          --          --            --            --                 20
                                                                                         --
                                ---------         ---   ---------         ---                         ---        -------
BALANCE, DECEMBER 31, 1995....  1,090,969          11      --          --            --            --             46,842
  Net loss....................     --          --          --          --            --            --             --
  Issuance of common stock to
    lenders...................     --          --       1,187,503          12        --            --                 38
  Proceeds from exercise of
    warrants..................     71,527           1      --          --            --            --                 21
  Compensation expense
    associated with management
    stock plan................    122,888           1      --          --            --            --                  4
  Translation adjustment......     --          --          --          --            --            --             --
                                                                                         --
                                ---------         ---   ---------         ---                         ---        -------
BALANCE, DECEMBER 29, 1996....  1,285,384          13   1,187,503          12        --            --             46,905
  Net loss (unaudited)........     --          --          --          --            --            --             --
  Change in unrealized gain on
    investment securities, net
    of tax (unaudited)........     --          --          --          --            --            --             --
  Translation adjustment
    (unaudited)...............     --          --          --          --            --            --             --
                                                                                         --
                                ---------         ---   ---------         ---                         ---        -------
BALANCE, JUNE 29, 1997
  (unaudited).................  1,285,384   $      13   1,187,503   $      12        --         $  --          $  46,905
                                                                                         --
                                                                                         --
                                ---------         ---   ---------         ---                         ---        -------
                                ---------         ---   ---------         ---                         ---        -------


                                    UNREALIZED
                                      GAIN ON
                                    INVESTMENT                              CUMULATIVE
                                    SECURITIES,         ACCUMULATED         TRANSLATION
                                   NET OF TAXES           DEFICIT           ADJUSTMENT         TOTAL
                                -------------------  -----------------  -------------------  ---------
BALANCE, JANUARY 2, 1994......       $  --              $  (149,798)         $  --           $(102,965)
  Net loss....................          --                   (3,936)            --              (3,936)

                                           ---       -----------------             ---       ---------
BALANCE, JANUARY 1, 1995......          --                 (153,734)            --            (106,901)
  Net loss....................          --                  (58,653)            --             (58,653)
  Contribution of capital.....          --                  --                  --                  20

                                           ---       -----------------             ---       ---------
BALANCE, DECEMBER 31, 1995....          --                 (212,387)            --            (165,534)
  Net loss....................          --                   (7,772)            --              (7,772)
  Issuance of common stock to
    lenders...................          --                  --                  --                  50
  Proceeds from exercise of
    warrants..................          --                  --                  --                  22
  Compensation expense
    associated with management
    stock plan................          --                  --                  --                   5
  Translation adjustment......          --                  --                      73              73

                                           ---       -----------------             ---       ---------
BALANCE, DECEMBER 29, 1996....          --                 (220,159)                73        (173,156)
  Net loss (unaudited)........          --                   (2,404)            --              (2,404)
  Change in unrealized gain on
    investment securities, net
    of tax (unaudited)........              28              --                  --                  28
  Translation adjustment
    (unaudited)...............          --                  --                      (2)             (2)

                                           ---       -----------------             ---       ---------
BALANCE, JUNE 29, 1997
  (unaudited).................       $      28          $  (222,563)         $      71       $(175,534)

                                           ---       -----------------             ---       ---------
                                           ---       -----------------             ---       ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                                                               FOR THE SIX
                                                                                                                 MONTHS
                                                                               FOR THE YEARS ENDED                ENDED
                                                                    -----------------------------------------  -----------
                                                                    JANUARY 1,   DECEMBER 31,   DECEMBER 29,    JUNE 30,
                                                                       1995          1995           1996          1996
                                                                    -----------  -------------  -------------  -----------
                                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss........................................................   $  (3,936)    $ (58,653)     $  (7,772)    $  (8,026)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Cumulative effect of change in accounting principle...........      --            --             --            --
    Depreciation and amortization.................................      32,069        33,343         32,979        16,606
    Write-down of property and equipment..........................      --             4,006            227        --
    Deferred income tax (benefit) expense.........................      (4,207)       33,419         (5,926)       (6,154)
    (Gain) loss on asset retirements..............................        (259)          595           (916)         (264)
    Equity in net loss of joint venture...........................      --            --             --            --
    Changes in operating assets and liabilities:
      Receivables.................................................      (2,071)          679            241          (960)
      Inventories.................................................       1,635        (1,044)           (66)       (2,302)
      Other assets................................................      (1,603)          587          1,309           373
      Accounts payable............................................       2,333        (1,714)          (199)        8,166
      Accrued expenses and other long-term liabilities............      14,420        16,572          6,286         7,457
                                                                    -----------  -------------  -------------  -----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES.......................      38,381        27,790         26,163        14,896
                                                                    -----------  -------------  -------------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............................     (29,507)      (19,092)       (24,217)      (10,912)
  Proceeds from sales of property and equipment...................       1,475           926          8,409         3,481
  Proceeds from sales and maturities of investment securities.....      --            --             --            --
  Cash acquired from Restaurant Insurance Corporation, net of cash
    paid..........................................................      --            --             --            --
  Advances to or investments in joint venture.....................      --            --             (4,500)       (4,500)
                                                                    -----------  -------------  -------------  -----------
  NET CASH USED IN INVESTING ACTIVITIES...........................     (28,032)      (18,166)       (20,308)      (11,931)
                                                                    -----------  -------------  -------------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contribution of capital.........................................      --                20         --            --
  Proceeds from exercise of stock purchase warrants...............      --            --                 22            22
  Proceeds from borrowings........................................      67,629        80,162         48,196        19,674
  Repayments of debt..............................................     (69,338)      (72,713)       (52,084)      (18,799)
  Repayments of capital lease obligations.........................      (6,190)       (7,293)        (7,131)       (3,797)
                                                                    -----------  -------------  -------------  -----------
  NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.............      (7,899)          176        (10,997)       (2,900)
                                                                    -----------  -------------  -------------  -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...........................      --            --                 78        --
                                                                    -----------  -------------  -------------  -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............       2,450         9,800         (5,064)           65
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....................      11,440        13,890         23,690        23,690
                                                                    -----------  -------------  -------------  -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........................   $  13,890     $  23,690      $  18,626     $  23,755
                                                                    -----------  -------------  -------------  -----------
                                                                    -----------  -------------  -------------  -----------
SUPPLEMENTAL DISCLOSURES
  Interest paid...................................................   $  29,430     $  25,881      $  36,000     $  16,029
  Capital lease obligations incurred..............................       7,767         3,305          5,951         2,811
  Capital lease obligations terminated............................         391           288            128           126
  Conversion of accrued interest payable to debt..................      11,217        14,503         --            --
  Issuance of common stock to lenders.............................      --            --                 50        --
  Issuance of note payable in connection with the acquisition of
    Restaurant Insurance Corporation..............................      --            --             --            --


                                                                     JUNE 29,
                                                                       1997
                                                                    -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Loss........................................................   $  (2,404)
  Adjustments to reconcile net loss to net cash provided by
    operating activities:
    Cumulative effect of change in accounting principle...........      (2,236)
    Depreciation and amortization.................................      16,401
    Write-down of property and equipment..........................         347
    Deferred income tax (benefit) expense.........................      (3,224)
    (Gain) loss on asset retirements..............................         778
    Equity in net loss of joint venture...........................         743
    Changes in operating assets and liabilities:
      Receivables.................................................      (1,015)
      Inventories.................................................      (2,345)
      Other assets................................................      (3,199)
      Accounts payable............................................       5,499
      Accrued expenses and other long-term liabilities............         280
                                                                    -----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES.......................       9,625
                                                                    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.............................      (8,810)
  Proceeds from sales of property and equipment...................         919
  Proceeds from sales and maturities of investment securities.....          73
  Cash acquired from Restaurant Insurance Corporation, net of cash
    paid..........................................................         965
  Advances to or investments in joint venture.....................      (1,400)
                                                                    -----------
  NET CASH USED IN INVESTING ACTIVITIES...........................      (8,253)
                                                                    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Contribution of capital.........................................      --
  Proceeds from exercise of stock purchase warrants...............      --
  Proceeds from borrowings........................................      29,191
  Repayments of debt..............................................     (28,893)
  Repayments of capital lease obligations.........................      (3,395)
                                                                    -----------
  NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES.............      (3,097)
                                                                    -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...........................          (2)
                                                                    -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..............      (1,727)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD....................      18,626
                                                                    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD..........................   $  16,899
                                                                    -----------
                                                                    -----------
SUPPLEMENTAL DISCLOSURES
  Interest paid...................................................   $  20,063
  Capital lease obligations incurred..............................       2,057
  Capital lease obligations terminated............................      --
  Conversion of accrued interest payable to debt..................      --
  Issuance of common stock to lenders.............................      --
  Issuance of note payable in connection with the acquisition of
    Restaurant Insurance Corporation..............................       1,000

  The accompanying notes are an integral part of these consolidated financial statements.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1996 AND JUNE 29, 1997
                                 IS UNAUDITED)

1. ORGANIZATION

    In September 1988, The Restaurant Company ("TRC") and another investor acquired Friendly Ice Cream Corporation ("FICC") for $297,500,000. Subsequent to the acquisition, Friendly Holding Corporation ("FHC") was organized to hold the outstanding common stock of FICC and in March 1996, FHC was merged into FICC. The accompanying consolidated financial statements include the accounts of FICC and its wholly-owned subsidiaries (collectively, "FICC").

    Under the terms of the TRC acquisition financing agreements, warrants to purchase shares of FICC's common stock were issued to the lenders. These warrants were exercisable on or before September 2, 1998. In connection with FICC's debt restructuring in 1991 (see Note 7), these warrants were cancelled and one of the lenders was issued new warrants for 13,836 shares of FICC's (formerly FHC's) Class A Common Stock, subject to dilution, at an exercise price of $445,000 or $32.16 per share. These warrants expire on September 2, 1998. As of December 29, 1996 and June 29, 1997, none of these warrants had been exercised.

    As of December 29, 1996 and June 29, 1997, three classes of common stock were authorized: Class A ("voting"), Class B ("limited voting") and Class C ("non-voting"). Prior to the occurrence of a Special Rights Default (see Note
7), lenders with limited voting common stock have voting rights only for certain transactions as defined in the loan documents. Common stock held by the lenders will automatically convert to voting common stock upon an underwritten public offering by FICC of at least $30,000,000 (see Note 17).

    As of December 31, 1995, TRC owned 913,632 shares or 83.75% of FICC's voting common stock. In March 1996, TRC distributed its shares of FICC's voting common stock to TRC's shareholders and FICC deconsolidated from TRC. As of December 29, 1996 and June 29, 1997, TRC's shareholders and FICC's lenders (see Note 7) owned 36.95% and 48.03%, respectively, of FICC's outstanding common stock.

    As part of the debt restructuring in 1991 (see Note 7), certain officers of FICC purchased 97,906 shares of Class A Common Stock and warrants convertible into an additional 71,527 shares of voting common stock for an aggregate purchase price of $55,550. These warrants were exercised on April 19, 1996 at an aggregate exercise price of $22,000.

2. NATURE OF OPERATIONS

    FICC owns and operates full-service restaurants in fifteen states. The restaurants offer a wide variety of reasonably priced breakfast, lunch and dinner menu items as well as frozen dessert products. FICC manufactures substantially all of the frozen dessert products it sells, which are also distributed to supermarkets and other retail locations. For the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, restaurant sales were approximately 93%, 91%, 92%, 92% and 91%, respectively, of FICC's revenues. As of January 1, 1995, December 31, 1995, December 29, 1996 and June 29, 1997, approximately 80% of FICC's restaurants were located in the Northeast United States. As a result, a severe or prolonged economic recession in this geographic area may adversely affect FICC more than certain of its competitors which are more geographically diverse. Commencing in 1997, FICC has franchised restaurants (see Note 16).

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

3. SUMMARY OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION --

    The consolidated financial statements include the accounts of FICC and its subsidiaries after elimination of intercompany accounts and transactions.

    FISCAL YEAR --

    FICC's fiscal year ends on the last Sunday in December, unless that day is earlier than December 27 in which case the fiscal year ends on the following Sunday.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS --

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Future facts and circumstances could alter management's estimates with respect to the carrying value of long-lived assets and the adequacy of insurance reserves.

    CASH AND CASH EQUIVALENTS --

    FICC considers all investments with an original maturity of three months or less when purchased to be cash equivalents.

    INVENTORIES --

    Inventories are stated at the lower of first-in, first-out cost or market. Inventories at December 31, 1995, December 29, 1996 and June 29, 1997 were (in thousands):

                                                        DECEMBER 31,  DECEMBER 29,  JUNE 29,
                                                            1995          1996        1997
                                                        ------------  ------------  ---------
Raw Materials.........................................   $    2,129    $    1,436   $   2,135
Goods In Process......................................          114            58         324
Finished Goods........................................       12,836        13,651      15,031
                                                        ------------  ------------  ---------
      Total...........................................   $   15,079    $   15,145   $  17,490
                                                        ------------  ------------  ---------
                                                        ------------  ------------  ---------

    INVESTMENT IN JOINT VENTURE --

    In February 1996, FICC and another entity entered into a joint venture, Shanghai Friendly Food Co., Ltd., a Chinese corporation. FICC has a 50% ownership interest in the venture. Operations commenced in April 1997. FICC accounts for the investment using the equity method. As of June 29, 1997, FICC had a receivable for approximately $1.4 million from the joint venture related to advances made to the venture in 1997 and net accounts receivable of approximately $650,000.

    INVESTMENTS --

    FICC, through its wholly-owned subsidiary Restaurant Insurance Corporation ("RIC") (see Note 4), has invested in a diversified fixed income portfolio of federal agency issues and United States Treasury

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

3. SUMMARY OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
issues ($11,461,000 fair market value at June 29, 1997). FICC classifies all of these investments as available for sale. Accordingly, these investments are reported at estimated fair market value with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes.

    RESTRICTED CASH AND INVESTMENTS --

    RIC is required by the third party insurer of FICC to hold assets in trust whose value is at least equal to certain of RIC's outstanding estimated insurance claim liabilities. As of June 29, 1997, cash of $428,000 and investments of $11,461,000 were restricted.

    PROPERTY AND EQUIPMENT --

    Property and equipment are carried at cost except for impaired assets which are carried at fair value less cost to sell (see Note 6). Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

       Buildings--30 years
       Building improvements and leasehold improvements--20 years
       Equipment--3 to 10 years

    At December 31, 1995, December 29, 1996 and June 29, 1997, property and equipment included (in thousands):

                                                      DECEMBER 31,  DECEMBER 29,   JUNE 29,
                                                          1995          1996         1997
                                                      ------------  ------------  -----------
Land................................................   $   77,765    $   75,004   $    74,446
Buildings and Improvements..........................      110,231       112,359       112,966
Leasehold Improvements..............................       37,703        39,120        38,964
Assets Under Capital Leases.........................       37,307        42,893        42,728
Equipment...........................................      206,266       216,536       217,106
Construction In Progress............................        6,147         6,424        11,224
                                                      ------------  ------------  -----------
Property and Equipment..............................      475,419       492,336       497,434
Less: Accumulated Depreciation and Amortization.....     (179,971)     (206,175)     (218,169)
                                                      ------------  ------------  -----------
Property and Equipment--Net.........................   $  295,448    $  286,161   $   279,265
                                                      ------------  ------------  -----------

    Major renewals and betterments are capitalized. Replacements and maintenance and repairs which do not extend the lives of the assets are charged to operations as incurred.

    LONG-LIVED ASSETS --

    FICC reviews the license agreement for the right to use various trademarks and tradenames (see Note 5) for impairment on a quarterly basis. FICC recognizes an impairment has occurred when the carrying value of the license agreement exceeds the estimated future cash flows of the trademarked products.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

3. SUMMARY OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    FICC reviews each restaurant property quarterly to determine which properties should be disposed of. This determination is made based on poor operating results, deteriorating property values and other factors. FICC recognizes an impairment has occurred when the carrying value of property exceeds its estimated fair value less costs to sell (see Note 6).

    INSURANCE RESERVES --

    Insurance reserves include reserves for reported and unreported incurred claims together with loss adjustment expense.

    INCOME TAXES --

    FICC accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. A valuation allowance is recorded for deferred tax assets whose realization is not likely.

    ADVERTISING --

    FICC expenses production and other advertising costs the first time the advertising takes place. For the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, advertising expense was approximately $15,430,000, $17,459,000, $18,231,000,
$9,168,000 and $9,008,000, respectively.

    NEW ACCOUNTING PRONOUNCEMENTS --

    Effective December 30, 1996, FICC adopted Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which had no effect. This statement requires that after a transfer of financial assets, an entity should recognize all financial assets and servicing assets it controls and liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. This statement also provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings and is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996.

    In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share", which establishes new standards for computing and presenting earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is not permitted. Upon adoption, all prior period earnings per share data presented will be restated.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and display of comprehensive income (net income (loss) together with other non-owner changes in equity) and its components in a full set of general purpose financial statements. SFAS No. 130 is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is permitted. Comprehensive income is not materially different than net income (loss) for all periods presented.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

3. SUMMARY OF BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which requires disclosures for each segment of an enterprise that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. SFAS No. 131 is effective for financial statements issued for periods ending after December 15, 1997 and earlier application is encouraged. Under the terms of the new standard, FICC will report segment information for restaurant and retail operations when material.

    RECLASSIFICATIONS --

    Certain prior year amounts have been reclassified to conform with current year presentation.

    INTERIM FINANCIAL INFORMATION --

    The accompanying financial statements as of June 29, 1997 and for the six months ended June 30, 1996 and June 29, 1997 are unaudited, but, in the opinion of management, include all adjustments which are necessary for a fair presentation of the financial position and the results of operations and cash flows of FICC. Such adjustments consist solely of normal recurring accruals. Operating results for the six months ended June 30, 1996 and June 29, 1997 are not necessarily indicative of the results that may be expected for the entire year due to the seasonality of the business. Historically, higher revenues and profits are experienced during the second and third fiscal quarters.

4. ACQUISITION OF RESTAURANT INSURANCE CORPORATION

    On March 19, 1997, FICC acquired all of the outstanding shares of common stock of Restaurant Insurance Corporation ("RIC"), a Vermont corporation, from TRC for cash of $1,300,000 and a $1,000,000 promissory note payable to TRC bearing interest at an annual rate of 8.25%. The promissory note and accrued interest of approximately $1,024,000 was paid on June 30, 1997. RIC, which was formed in 1993, reinsures certain FICC risks (i.e. workers' compensation, employer's liability, general liability and product liability) from a third party insurer (see Note 12).

    The acquisition was accounted for as a purchase. Accordingly, the results of operations for RIC for the period subsequent to March 20, 1997 are included in the accompanying consolidated financial statements. No pro forma information is included since the effect of the acquisition is not material. The purchase price was allocated to net assets acquired based on the estimated fair market values at the date of acquisition. The purchase price was allocated as follows (in thousands):

Cash and Cash Equivalents.........................................  $   2,265
Restricted Cash and Investments...................................     12,061
Receivables and Other Assets......................................      3,090
Loss Reserves.....................................................    (13,231)
Other Liabilities.................................................     (1,885)
                                                                    ---------
                                                                    $   2,300
                                                                    ---------
                                                                    ---------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

5. INTANGIBLE ASSETS AND DEFERRED COSTS

    Intangible assets and deferred costs net of accumulated amortization as of December 31, 1995, December 29, 1996 and June 29, 1997 were (in thousands):

                                                        DECEMBER 31,  DECEMBER 29,  JUNE 29,
                                                            1995          1996        1997
                                                        ------------  ------------  ---------
License agreement for the right to use
  various trademarks and tradenames...................   $   15,231    $   14,764   $  14,531
Deferred financing costs amortized over
  the terms of the loans on an effective yield
  basis...............................................        1,376         1,255         771
Deferred financing costs related to pending
  registration statement (see Note 17)................       --            --              73
                                                        ------------  ------------  ---------
                                                         $   16,607    $   16,019   $  15,375
                                                        ------------  ------------  ---------
                                                        ------------  ------------  ---------

    In November 1994, FHC filed a Form S-1 Registration Statement and in 1995 elected not to proceed with the registration. Accordingly, previously deferred costs totaling $3,346,000 related to this registration were expensed during the year ended December 31, 1995.

6. WRITE-DOWN OF PROPERTY AND EQUIPMENT

    At December 31, 1995, December 29, 1996 and June 29, 1997, there were 81, 50 and 49 properties held for disposition, respectively. FICC determined that the carrying values of certain of these properties exceeded their estimated fair values less costs to sell. Accordingly, during the year ended December 31, 1995, the carrying values of 51 properties were reduced by an aggregate of $4,006,000; during the year ended December 29, 1996, the carrying values of 6 properties were reduced by an aggregate of $227,000 and during the six months ended June 29, 1997, the carrying values of 6 properties were reduced by an aggregate of $347,000. FICC plans to dispose of the 49 properties by December 31, 1998. The carrying value of the properties held for disposition at December 31, 1995, December 29, 1996 and June 29, 1997 was approximately $7,491,000, $4,642,000 and
$3,876,000, respectively.

7. DEBT

    Effective January 1, 1991, FICC and its lenders entered into an Amended and Restated Revolving Credit and Term Loan Agreement (the "Credit Agreement"), and effective January 1, 1996, the Credit Agreement was again amended and restated. In connection with the January 1, 1996 amendment (the "Amendment"), revolving credit loans and term loans totaling $373,622,000 at December 31, 1995 were converted to revolving credit loans of $38,549,000 and term loans of $335,073,000. For the year ended December 29, 1996 and the six months ended June 29, 1997, interest was accrued on the revolving credit and term loans at an annual rate of 11%, with .5% of the accrued interest not currently payable. The deferred interest will be waived if the revolving credit and term loans are repaid in full in cash on or before the due date. The deferred interest as of June 29, 1997 was approximately $2,842,000.

    Under the terms of the Amendment, as of December 29, 1996, principal of $371,678,000 is due on May 1, 1998. FICC may extend the due date to May 1, 1999 by paying a fee equal to 1% of the aggregate of the revolver commitment of $50,000,000, the letters of credit commitment (see below) and the principal amount of the term loan. FICC does not expect to generate sufficient cash flow to make all of the principal

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

7. DEBT (CONTINUED)
payments required by May 1, 1998; therefore, FICC will exercise its option to extend the due date to May 1, 1999 if the pending recapitalization is not consummated (see Note 17). Accordingly, these loans are classified as long-term in the accompanying consolidated financial statements.

    In connection with the Amendment, in March 1996 the lenders received 1,090,972 shares of FICC's Class B Common Stock, which represented 50% of the issued and outstanding equity of FICC. As a result of the issuance of stock under the Management Stock Plan (see Note 13) and the exercise of certain warrants (see Note 1), additional shares of FICC's Class B Common Stock were issued to the lenders in 1996 to maintain their minimum equity interest in FICC of 47.50% on a fully diluted basis in accordance with the Amendment. Total shares issued to the lenders as of December 29, 1996 were 1,187,503. The estimated fair market value of the shares issued of $50,000 was recorded as a deferred financing cost during the year ended December 29, 1996. Prior to the occurrence of a Special Rights Default (see below), lenders with limited voting stock may elect two of the five members to FICC's board of directors. In the event of a Special Rights Default, lenders with limited voting stock may appoint two additional directors to FICC's board. Additionally, in the event of a Special Rights Default, the lenders are entitled to receive additional shares of FICC's limited voting common stock thereby increasing their equity interest in FICC by 5% initially, with additional shares of limited voting common stock issued quarterly thereafter for a maximum of eight quarters. Each quarterly issuance of limited voting common stock would increase the lenders' equity interest in FICC by 2.5%. A Special Rights Default occurs if (i) FICC files for bankruptcy or enters into any insolvency proceeding, (ii) FICC fails to pay principal or interest on the revolving credit and term loans when due, (iii) FICC fails to comply with financial covenants for two consecutive quarters, or
(iv) certain other conditions relating to ownership of FICC's subsidiaries and ownership of FICC are not met. As of June 29, 1997, a Special Rights Default had not occurred.

    Covenant violations prior to December 31, 1995 were waived by the lenders. The Amendment provided for new covenant requirements effective December 31, 1995 (see below). Under the terms of the Amendment, covenants require attainment of minimum earnings, as defined, debt service coverage ratios, as defined, and minimum net worth, as defined. Restrictions also have been placed on capital expenditures, asset dispositions, proceeds from asset dispositions, investments, pledging of assets, sale and leasebacks and the incurrence of additional indebtedness. The covenant requirements, as defined under the Amendment, and actual ratios/amounts as of and for the twelve months ended December 31, 1995 and December 29, 1996 and as of and for the twelve months ended June 29, 1997 were:

                                        DECEMBER 31, 1995           DECEMBER 29, 1996              JUNE 29, 1997
                                    --------------------------  --------------------------  ---------------------------
                                    REQUIREMENT      ACTUAL     REQUIREMENT      ACTUAL     REQUIREMENT      ACTUAL
                                    ------------  ------------  ------------  ------------  ------------  -------------
Consolidated Earnings Before
  Interest, Taxes, Depreciation
  and Amortization, as defined....  $ 55,000,000  $ 58,094,000  $ 58,000,000  $ 64,001,000  $ 58,000,000  $  71,921,000
Ratio of Consolidated Adjusted
  EBITDA to Consolidated Debt
  Service Payments................    .95 to 1     1.11 to 1      .73 to 1      .99 to 1      .72 to 1      1.12 to 1
Consolidated Net Worth............  $(168,000,000) $(165,534,000) $(181,000,000) $(173,156,000) $(196,000,000) $(175,534,000)

    FICC has a commitment from a bank to issue letters of credit totaling $5,815,000 through May 1, 1998, or through May 1, 1999 if the Credit Agreement is extended. As of December 31, 1995, December 29, 1996 and June 29, 1997, total letters of credit issued were $5,815,000, $4,390,000 and $3,445,000, respectively. An annual fee of 2% is charged on the maximum drawing amount of each letter of credit

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

7. DEBT (CONTINUED)
issued. During the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, there were no drawings against the letters of credit. Under the terms of the Amendment, interest will be charged at 13.5%, compounded monthly, on drawings against letters of credit issued.

    Debt at December 31, 1995, December 29, 1996 and June 29, 1997 consisted of the following (in thousands):

                                                      DECEMBER 31,  DECEMBER 29,   JUNE 29,
                                                          1995          1996         1997
                                                      ------------  ------------  ----------
Revolving Credit Loan, 12% through December 31, 1995
  and 11% thereafter; due May 1, 1998 unless FICC
  extends to May 1, 1999............................   $  210,984    $   36,605   $   36,254
Term Loan, 8.5% compounded monthly through December
  31, 1995 and 11% thereafter; due May 1, 1998
  unless FICC extends to May 1, 1999................      162,638       335,073      335,073
Insurance Premium Finance Loans, 5.55%-8.35%; due
  August 15, 1997-July 10, 1998.....................        3,177         1,259        1,923
Other...............................................          174           147        1,132
                                                      ------------  ------------  ----------
                                                          376,973       373,084      374,382
Less: Current Portion...............................        3,204         1,289        2,953
                                                      ------------  ------------  ----------
Total Long-Term Debt................................   $  373,769    $  371,795   $  371,429
                                                      ------------  ------------  ----------
                                                      ------------  ------------  ----------

    The revolving credit and term loans are collateralized by a lien on substantially all of FICC's assets and by a pledge of FICC's shares of its subsidiaries' stock.

    At December 29, 1996, aggregate future annual principal payments of debt, exclusive of capitalized leases (see Note 8), were: 1997, $1,289,000; 1998, $33,000; 1999, $371,715,000; and 2000, $47,000. The payments for the revolving credit and term loans are reflected in 1999, since, as discussed above, FICC will not repay the loans in 1998.

    At December 31, 1995, December 29, 1996 and June 29, 1997, the unused portion of the revolving credit loan was $11,451,000, $13,395,000 and $13,746,000, respectively. A 0.5% annual commitment fee was charged on the unused portions of the revolver and letters of credit commitments. The total average unused portions of the revolver and letters of credit commitments was $10,685,000, $12,796,000 and $8,471,000 for the years ended December 31, 1995 and December 29, 1996 and the six months ended June 29, 1997, respectively.

    In October 1994, FICC paid a fee of approximately $3,582,000 to the lenders to facilitate a refinancing of the obligations under the Credit Agreement. This amount was included in interest expense for the year ended January 1, 1995.

    FICC's revolving credit and term loans are not publicly traded and prices and terms of the few transactions which were completed are not available to FICC. Since no information is available on prices

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

7. DEBT (CONTINUED)
of completed transactions, the terms of the loans are complex and the relative risk involved is difficult to evaluate, management believes it is not practicable to estimate the fair value of the revolving credit and term loans without incurring excessive costs. Additionally, since the letters of credit are associated with the revolving credit and term loan agreement, management believes it is also not practicable to estimate the fair value of the letters of credit without incurring excessive costs.

8. LEASES

    As of December 31, 1995, December 29, 1996 and June 29, 1997, FICC operated 735, 707 and 700 restaurants, respectively. These operations were conducted in premises owned or leased as follows:

                                                           DECEMBER 31,       DECEMBER 29,      JUNE 29,
                                                               1995               1996            1997
                                                         -----------------  -----------------  -----------
Land and Building Owned................................            313                296             294
Land Leased and Building Owned.........................            164                161             161
Land Leased and Building Leased........................            258                250             245
                                                                   ---                ---             ---
                                                                   735                707             700
                                                                   ---                ---             ---
                                                                   ---                ---             ---

    Restaurants in shopping centers are generally leased for a term of 10 to 20 years. Leases of freestanding restaurants generally are for a 15 or 20 year lease term and provide for renewal options for three or four five-year renewals. Most leases provide for minimum payments plus a percentage of sales in excess of stipulated amounts. Additionally, FICC leases certain restaurant equipment over lease terms from three to seven years.

    Future minimum lease payments under non-cancellable leases with an original term in excess of one year as of December 29, 1996 were (in thousands):

                                                                           OPERATING    CAPITAL
YEAR                                                                        LEASES      LEASES
------------------------------------------------------------------------  -----------  ---------
1997....................................................................   $  13,366   $   8,446
1998....................................................................      12,524       6,445
1999....................................................................      11,635       3,429
2000....................................................................      10,277       2,354
2001....................................................................       8,401       1,815
2002 and thereafter.....................................................      26,096       7,163
                                                                          -----------  ---------
Total Minimum Lease Payments............................................   $  82,299      29,652
                                                                          -----------
Less: Amounts Representing Interest.....................................                   9,117
                                                                                       ---------
Present Value of Minimum Lease Payments.................................               $  20,535
                                                                                       ---------
                                                                                       ---------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

8. LEASES (CONTINUED)
    Capital lease obligations reflected in the accompanying consolidated balance sheets have effective rates ranging from 8% to 12% and are payable in monthly installments through 2016. Maturities of such obligations at December 29, 1996 were (in thousands):

YEAR                                                              AMOUNT
---------------------------------------------------------------  ---------
1997...........................................................  $   6,353
1998...........................................................      4,967
1999...........................................................      2,371
2000...........................................................      1,539
2001...........................................................      1,187
2002 and thereafter............................................      4,118
                                                                 ---------
      Total....................................................  $  20,535
                                                                 ---------
                                                                 ---------

    Rent expense included in the accompanying consolidated financial statements for operating leases was (in thousands):

                                  JANUARY 1,   DECEMBER 31,  DECEMBER 29,   JUNE 30,     JUNE 29,
                                     1995          1995          1996         1996         1997
                                  -----------  ------------  ------------  -----------  -----------
Minimum Rentals.................   $  14,767    $   15,175    $   16,051    $   8,037    $   8,102
Contingent Rentals..............       2,003         2,012         1,918          735          710
                                  -----------  ------------  ------------  -----------  -----------
      Total.....................   $  16,770    $   17,187    $   17,969    $   8,772    $   8,812
                                  -----------  ------------  ------------  -----------  -----------
                                  -----------  ------------  ------------  -----------  -----------

9. INCOME TAXES

    Prior to March 23, 1996 (see below), FICC and its subsidiaries were included in the consolidated Federal income tax return of TRC. Under a tax sharing agreement between TRC and FICC (formerly FHC) (the "TRC/FICC Agreement"), FICC and its subsidiaries (the "FICC Group") were obligated to pay TRC its allocable share of the TRC group tax liability, determined as if the FICC Group were filing a separate consolidated income tax return.

    On March 23, 1996, TRC distributed its shares of FICC's voting common stock to TRC's shareholders (see Note 1), the FICC Group deconsolidated from the TRC group and the TRC/FICC Agreement expired. In addition, on March 26, 1996, shares of Class B Common Stock were issued to FICC's lenders which resulted in an ownership change pursuant to Internal Revenue Code Section 382.

    As a result of the deconsolidation from TRC, the FICC Group is required to file two short year Federal income tax returns for 1996. For the period from January 1, 1996 through March 23, 1996, the FICC Group was included in the consolidated Federal income tax return of TRC and for the period from March 24, 1996 through December 29, 1996, the FICC Group will file a consolidated return for its group only.

    Under the TRC/FICC Agreement, NOLs generated by the FICC Group and utilized or allocated to TRC were available to the FICC Group on a separate company basis to carryforward. Pursuant to the TRC/FICC Agreement, as of March 23, 1996, $99,321,000 of carryforwards would have been available to the FICC Group to offset future taxable income of the FICC Group. However, as a result of the deconsolidation from TRC, the deferred tax asset related to the $65,034,000 of NOLs utilized by TRC was

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

9. INCOME TAXES (CONTINUED)
written off. Additionally, as a result of the change in ownership and Section 382 limitation, a valuation allowance has been placed on $29,686,000 of the $34,287,000 remaining Federal NOL carryforwards generated for the period prior to March 23, 1996. The amount of pre-change NOLs not reserved for represents the amount of NOLs which have become available as a result of FICC realizing gains which were unrealized as of the date of the ownership change. FICC expects to continue to reduce the valuation allowance on pre-change NOLs as they become available to FICC via realization of additional unrealized gains. For the period from March 23, 1996 to December 29, 1996, FICC generated a net operating loss carryforward of $5,765,000. Due to restrictions similar to Section 382 in most of the states FICC operates in and short carryforward periods, FICC has fully reserved for all state NOL carryforwards generated through March 26, 1996 as of December 29, 1996.

    The benefit from (provision for) income taxes for the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997 was as follows (in thousands):

                                            JANUARY 1,   DECEMBER 31,  DECEMBER 29,    JUNE 30,     JUNE 29,
                                               1995          1995          1996          1996         1997
                                            -----------  ------------  -------------  -----------  -----------
Current Benefit (Provision)
  Federal.................................   $     454    $   --         $  --         $  --        $  --
  State...................................      --            --            --            --           --
  Foreign.................................      --            --               (58)       --           --
                                            -----------  ------------       ------    -----------  -----------
Total Current Benefit (Provision).........         454        --               (58)       --           --
                                            -----------  ------------       ------    -----------  -----------
Deferred Benefit (Provision)
  Federal.................................       3,608       (27,465)        5,126         5,332        3,224
  State...................................         599        (5,954)          800           822       --
  Foreign.................................      --            --            --            --           --
                                            -----------  ------------       ------    -----------  -----------
Total Deferred Benefit (Provision)........       4,207       (33,419)        5,926         6,154        3,224
                                            -----------  ------------       ------    -----------  -----------
Total Benefit From (Provision
  For) Income Taxes.......................   $   4,661    $  (33,419)    $   5,868     $   6,154    $   3,224
                                            -----------  ------------       ------    -----------  -----------
                                            -----------  ------------       ------    -----------  -----------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

9. INCOME TAXES (CONTINUED)
    A reconciliation of the differences between the statutory Federal income tax rate and the effective income tax rates follows:

                                                        JANUARY 1,     DECEMBER 31,      DECEMBER 29,
                                                           1995            1995              1996
                                                       -------------  ---------------  -----------------
Statutory Federal Income Tax Rate....................           35%              35  %             35   %
State Income Taxes Net of Federal Benefit............           17               11                14
Write-off of Intercompany NOL Carryforwards..........      --                   (85  )            (13   )
Increase (Decrease) in Federal NOL Valuation
  Allowance..........................................      --                   (57  )             10
Increase in State NOL Valuation Allowance............           (4  )           (30  )             (8   )
Tax Credits..........................................            8                3                 3
Nondeductible Expenses...............................           (2  )            (1  )             (1   )
Other................................................      --                    (8  )              3
                                                                --                                 --
                                                                                ---
Effective Tax Rate...................................           54  %          (132  )%             43%
                                                                --                                 --
                                                                --                                 --
                                                                                ---
                                                                                ---

    Deferred tax assets and liabilities are determined as the difference between the financial statement and tax bases of the assets and liabilities multiplied by the enacted tax rates in effect for the year in which the differences are expected to reverse. Significant deferred tax assets (liabilities) at December 31, 1995 and December 29, 1996 were as follows (in thousands):

                                                                   DECEMBER 31,  DECEMBER 29,
                                                                       1995          1996
                                                                   ------------  ------------
Property and Equipment...........................................   $  (51,903)   $  (50,866)
Federal and State NOL Carryforwards (net of valuation allowance of $23,026 and $21,220 at December 31, 1995 and December 29,
  1996, respectively)............................................       --             4,355
Insurance Reserves...............................................        6,311         5,788
Inventories......................................................        2,450         1,862
Accrued Pension..................................................        3,272         4,388
Intangible Assets................................................       (3,600)       (6,037)
Tax Credit Carryforwards.........................................       --             1,001
Other............................................................        1,447         3,412
                                                                   ------------  ------------
Net Deferred Tax Liability.......................................   $  (42,023)   $  (36,097)
                                                                   ------------  ------------
                                                                   ------------  ------------

    At December 31, 1995, December 29, 1996 and June 29, 1997, the classification of deferred taxes was as follows (in thousands):

                                                       DECEMBER 31,  DECEMBER 29,   JUNE 29,
                                                           1995          1996         1997
                                                       ------------  ------------  ----------
Current Asset........................................   $    9,885    $   12,375   $   12,381
Long-term Liability..................................      (51,908)      (48,472)     (44,997)
                                                       ------------  ------------  ----------
                                                        $  (42,023)   $  (36,097)  $  (32,616)
                                                       ------------  ------------  ----------
                                                       ------------  ------------  ----------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

10. EMPLOYEE BENEFIT PLANS

    Substantially all of the employees of FICC are covered by a non-contributory defined benefit pension plan. Effective January 1, 1992, the plan was changed to a defined benefit cash balance plan. Plan benefits are based on years of service and participant compensation during their years of employment. FICC accrues the cost of its pension plan over its employees' service lives.

    Under the cash balance plan, a nominal account for each participant is established. The plan administrator makes an annual contribution to each account based on current wages and years of service. Each account earns a specified rate of interest which is adjusted annually.

    FICC's policy is to make contributions to the plan which provide for benefits and pay plan expenses. Contributions are intended to provide not only for benefits attributable to service to date, but also for those benefits expected to be earned in the future.

    For the years ended January 1, 1995, December 31, 1995 and December 29, 1996, net pension expense was (in thousands):

                                                       JANUARY 1,   DECEMBER 31,  DECEMBER 29,
                                                          1995          1995          1996
                                                       -----------  ------------  ------------
Service Cost.........................................   $   4,011    $    3,877    $    4,202
Interest Cost........................................       5,106         5,420         5,781
Actual Loss (Gain) on Plan Assets....................       5,180       (17,438)       (9,428)
Deferral of Asset (Loss) Gain........................     (11,725)       10,850         2,377
Net Amortization of Deferral of Asset Gain...........        (548)         (770)         (651)
                                                       -----------  ------------  ------------
Net Pension Expense..................................   $   2,024    $    1,939    $    2,281
                                                       -----------  ------------  ------------
                                                       -----------  ------------  ------------

    The funded status of the plan as of December 31, 1995 and December 29, 1996 was (in thousands):

                                                                   DECEMBER 31,  DECEMBER 29,
                                                                       1995          1996
                                                                   ------------  ------------
Actuarial Present Value of Benefit Obligations:
  Vested.........................................................   $   49,581    $   56,752
  Non-vested.....................................................        1,081         1,316
                                                                   ------------  ------------
Accumulated Benefit Obligations..................................   $   50,662    $   58,068
                                                                   ------------  ------------
                                                                   ------------  ------------

Projected Benefit Obligations....................................   $   69,188    $   76,768
Plan Assets at Market Value......................................       86,477        90,626
                                                                   ------------  ------------
Plan Assets in Excess of Projected Benefit Obligation............       17,289        13,858
Unrecognized Prior Service Costs.................................       (3,486)       (3,077)
Unrecognized Net Gain............................................      (21,785)      (21,044)
                                                                   ------------  ------------
Accrued Pension Liability........................................   $   (7,982)   $  (10,263)
                                                                   ------------  ------------
                                                                   ------------  ------------

    For the years ended January 1, 1995, December 31, 1995 and December 29, 1996, the weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 8.50%, 8.00% and 7.75%, respectively. The rate of annual increase in future compensation levels used ranged from 5.0% to 6.5% for the year ended January 1, 1995, from 4.5% to 6.0% for the year ended

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

10. EMPLOYEE BENEFIT PLANS (CONTINUED)
December 31, 1995 and 4.0% to 5.5% for the year ended December 29, 1996, depending on the employee group. The expected long-term rate of return on plan assets was 9.5% for each of the three years.

    Effective December 30, 1996, FICC changed its method of calculating the market-related value of plan assets used in determining the return-on-asset component of annual pension expense and the cumulative net unrecognized gain or loss subject to amortization. Under the previous accounting method, the calculation of the market-related value of assets reflected amortization of the actual realized and unrealized capital return on assets on a straight-line basis over a five-year period. Under the new method, the calculation of the market-related value of assets reflects the long-term rate of return expected by FICC and amortization of the difference between the actual return (including capital, dividends and interest) and the expected return over a five-year period. FICC believes the new method is widely used in practice and preferable because it results in calculated plan asset values that more closely approximate fair value, while still mitigating the effect of annual market-value fluctuations. Under both methods, only the cumulative net unrecognized gain or loss which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is subject to amortization. This change resulted in a noncash benefit for the six months ended June 29, 1997 of $2,236,000 (net of taxes of $1,554,000) which represents the cumulative effect of the change related to years prior to fiscal 1997 and $303,000 (net of taxes of $211,000) in lower pension expense related to the six months ended June 29, 1997 as compared to the previous accounting method. Had this change been applied retroactively, pension expense would have been reduced by $729,000, $879,000 and $946,000 for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively.

    FICC's Employee Savings and Investment Plan (the "Plan") covers all eligible employees and is qualified under Section 401(k) of the Internal Revenue Code. For the years ended January 1, 1995, December 31, 1995 and December 29, 1996, FICC made discretionary matching contributions at the rate of 75% of a participant's first 2% of his/her contributions and 50% of a participant's next 2% of his/her contributions. All employee contributions are fully vested. Employer contributions are vested at the completion of five years of service or at retirement, death, disability or termination at age 65 or over, as defined by the Plan. Contribution and administrative expenses for the Plan were approximately $1,032,000, $1,086,000 and $1,002,000 for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively.

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    FICC provides health care and life insurance benefits to certain groups of employees upon retirement. Eligible employees may continue their coverages if they are receiving a pension benefit, are 55 years of age, and have completed 10 years of service. The plan requires contributions for health care coverage from participants who retired after September 1, 1989. Life insurance benefits are non-contributory. The plan is not funded.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

11. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
    FICC accrues the cost of postretirement benefits over the years employees provide services to the date of their full eligibility for such benefits. The components of the net postretirement benefit cost for the years ended January 1, 1995, December 31, 1995 and December 29, 1996 were (in thousands):

                                                        JANUARY 1,     DECEMBER 31,     DECEMBER 29,
                                                           1995            1995             1996
                                                       -------------  ---------------  ---------------
Service Cost of Benefits Earned......................    $     108       $     105        $     125
Interest Cost on Accumulated Postretirement Benefit
  Obligation, net of Amortization....................          405             478              374
                                                             -----           -----            -----
Net Postretirement Benefit Expense...................    $     513       $     583        $     499
                                                             -----           -----            -----
                                                             -----           -----            -----

    The postretirement benefit liability as of December 31, 1995 and December 29, 1996 included the following components (in thousands):

                                                                   DECEMBER 31,   DECEMBER 29,
                                                                       1995           1996
                                                                   -------------  -------------
Actuarial Present Value of Postretirement Benefit Obligation:
    Retirees.....................................................    $   4,267      $   3,837
    Other fully eligible plan participants.......................          428            358
    Other active plan participants...............................        1,480          1,514
                                                                        ------         ------
Accumulated Postretirement Benefit Obligation....................        6,175          5,709
Plan Changes.....................................................        1,175          1,113
Unrecognized Net (Loss) Gain.....................................         (293)           328
                                                                        ------         ------
Postretirement Benefit Liability.................................    $   7,057      $   7,150
                                                                        ------         ------
                                                                        ------         ------

    The discount rate used to determine the accumulated postretirement benefit obligation was 8.50%, 8.00% and 7.75% for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 14% gradually declining to 6% in 2000 and thereafter for the year ended January 1, 1995, 11.5% gradually declining to 5.5% in 2000 and thereafter for the year ended December 31, 1995 and 9.25% gradually declining to 5.25% in 2000 and thereafter for the year ended December 29, 1996. A one-percentage-point increase in the assumed health care cost trend rate would have increased the postretirement benefit expense by approximately $56,000, $55,000 and $49,000, and would have increased the accumulated postretirement benefit obligation by approximately $484,000, $478,000 and $411,000 for the years ended January 1, 1995, December 31, 1995 and December 29, 1996, respectively.

    FICC increased the required contributions from participants who retired after July 31, 1994, for health coverage. This and other plan changes are being amortized over the expected remaining employee service period of active plan participants.

12. INSURANCE RESERVES

    FICC is self-insured through retentions or deductibles for the majority of its workers' compensation, automobile, general liability and group health insurance programs. Self-insurance amounts vary up to

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

12. INSURANCE RESERVES (CONTINUED)
$500,000 per occurrence. Insurance with third parties, some of which is then reinsured through RIC (see Note 4), is in place for claims in excess of these self-insured amounts. At December 31, 1995, December 29, 1996 and June 29, 1997, insurance reserves of approximately $20,847,000, $16,940,000 and $28,937,000, respectively, had been recorded. Insurance reserves at June 29, 1997 included RIC's reserve for unpaid losses of approximately $13,044,000. Reserves at December 31, 1995, December 29, 1996 and June 29, 1997 also included accruals related to postemployment benefits and postretirement benefits other than pensions. While management believes these reserves are adequate, it is reasonably possible that the ultimate liabilities will exceed such estimates.

    Classification of the reserves was as follows (in thousands):

                                                        DECEMBER 31,  DECEMBER 29,  JUNE 29,
                                                            1995          1996        1997
                                                        ------------  ------------  ---------
Current...............................................   $    6,605    $    3,973   $   6,927
Long-term.............................................       14,242        12,967      22,010
                                                        ------------  ------------  ---------
    Total.............................................   $   20,847    $   16,940   $  28,937
                                                        ------------  ------------  ---------
                                                        ------------  ------------  ---------

13. STOCK PLANS

    A Stock Rights Plan ("SRP") was adopted by FICC in 1991. Under the SRP, certain eligible individuals were granted rights to purchase shares of voting common stock of FICC for $.01 per share, subject to certain vesting, anti-dilution and exercise requirements. As of December 31, 1995, the aggregate number of shares which could have been issued under the SRP was 88,801 of which 41,316 rights were issued and vested. The estimated fair value of the rights vested was not material and no compensation expense was recorded. On March 25, 1996, FICC established the Management Stock Plan ("MSP"). The MSP provided for persons with rights granted under the SRP to waive their rights under such plan and receive shares of FICC's Class A Common Stock. Accordingly, in April 1996, all of the participants in the SRP made this election and the SRP rights then outstanding were cancelled and 122,888 shares of Class A Common Stock were issued, of which 61,650 were vested as of December 29, 1996. The estimated fair value of the 20,334 additional shares vested in 1996 of $5,000 was recorded as compensation expense in the year ended December 29, 1996. The remaining issued, non-vested shares of 61,238 will vest based on the Company achieving certain performance measurements. As of June 29, 1997, 27,113 additional shares are available for grant under the MSP (see Note 17).

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation". SFAS No. 123 requires the measurement of the fair value of stock options or warrants granted to be included in the statement of operations or that pro forma information related to the fair value be disclosed in the notes to financial statements. FICC has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. Since no options have been granted since the adoption of SFAS No. 123, no pro forma disclosures are required.

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

14. RELATED PARTY TRANSACTIONS

    In March 1996, the FICC pension plan acquired three restaurant properties from FICC. The land, buildings and improvements were purchased by the plan at their appraised value of $2,043,000 and are located in Connecticut, Vermont and Virginia. Simultaneous with the purchase, the pension plan leased back the three properties to FICC at an aggregate annual base rent of $214,000 for the first five years and $236,000 for the following five years. The pension plan was represented by independent legal and financial advisors. FICC realized a net gain of approximately $675,000 on this transaction which is being amortized into income over the initial ten year term of the lease.

    FICC entered into subleases for certain land, buildings, and equipment with Perkins Restaurants Operating Company, L.P. (Perkins), a subsidiary of TRC. During the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, rent expense related to the subleases was approximately $245,000, $266,000, $278,000, $138,000 and
$139,000, respectively. Additionally, during the year ended January 1, 1995, FICC purchased leasehold improvements and personal property at one of the locations for approximately $303,000 from Perkins.

    On March 19, 1997, FICC acquired all of the outstanding shares of common stock of Restaurant Insurance Corporation ("RIC") from TRC (see Note 4). Prior to the acquisition, RIC assumed, from a third party insurance company, reinsurance premiums related to insurance liabilities of FICC of approximately $7,046,000, $6,409,000 and $4,198,000 during the years ended January 1, 1995,
December 31, 1995 and December 29, 1996, respectively. In addition, RIC had reserves of approximately $10,456,000, $12,830,000 and $13,038,000 related to FICC claims at January 1, 1995, December 31, 1995 and December 29, 1996, respectively.

    In fiscal 1994, TRC Realty Co. (a subsidiary of TRC) entered into a ten year operating lease for an aircraft, for use by both FICC and Perkins. FICC shares equally with Perkins in reimbursing TRC Realty Co. for leasing, tax and insurance expenses. In addition, FICC also incurs actual usage costs. Total expense for the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997 was approximately $336,000, $620,000, $590,000, $276,000 and $316,000, respectively.

    FICC purchased certain food products used in the normal course of business from a division of Perkins. For the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, purchases were approximately $1,335,000, $1,909,000, $1,425,000, $719,000 and $475,000, respectively.

    TRC provided FHC and FICC with certain management services for which TRC was reimbursed approximately $773,000, $785,000, $800,000, $400,000 and $412,000 for
the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, respectively.

    During the year ended December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, FICC paid approximately $69,000, $25,000 and $93,000, respectively, for fees and other reimbursements to four of FICC's board of directors members, two of whom represented FICC's lenders.

    For the years ended January 1, 1995, December 31, 1995 and December 29, 1996 and the six months ended June 30, 1996 and June 29, 1997, FICC expensed approximately $200,000, $763,000, $196,000, $96,000 and $100,000, respectively, for fees paid to the lenders' agent bank. The expense for the year

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

14. RELATED PARTY TRANSACTIONS (CONTINUED) ended December 31, 1995 included approximately $563,000 related to the filing of a Form S-1 Registration Statement (see Note 5).

15. COMMITMENTS AND CONTINGENCIES

    FICC is a party to various legal proceedings arising in the ordinary course of business which management believes, after consultation with legal counsel, will not have a material adverse effect on FICC's financial position or future operating results.

    As of December 29, 1996, FICC had commitments to purchase approximately $50,587,000 of raw materials, food products and supplies used in the normal course of business that cover periods of one to twelve months. Most of these commitments are non-cancellable.

16. FRANCHISE AGREEMENT

    On July 14, 1997, FICC entered into an agreement which granted a franchisee exclusive rights to operate, manage and develop Friendly's full-service restaurants in the franchising region of Maryland, Delaware, the District of Columbia and northern Virginia (the "Agreement"). Pursuant to the Agreement, the franchisee purchased certain assets and rights in 34 existing Friendly's restaurants in this franchising region, has committed to open an additional 74 restaurants over the next six years and, subject to the fulfillment of certain conditions, has further agreed to open 26 additional restaurants, for a total of 100 new restaurants in this franchising region over the next ten years. Proceeds from the sale were approximately $8,238,000 of which $3,310,000 was recorded as income in July 1997 and $1,430,000 million relates to development rights and fees which will be amortized into income over the initial ten-year term of the Agreement. As part of the Agreement, the franchisee will also manage 14 other Friendly's restaurants located in the same area with an option to acquire these restaurants in the future. The franchisee is required by the terms of the Agreement to purchase from FICC all of the frozen dessert products it sells in the franchised restaurants.

17. PROPOSED INITIAL PUBLIC OFFERING AND PRO FORMA INFORMATION (UNAUDITED)

    The Company has filed Registration Statements with the Securities and Exchange Commission related to an initial public offering of 5,000,000 shares of the Company's Common Stock (the "Common Stock Offering") and $200 million of Senior Notes due 2007 (the "Senior Note Offering") and will, contingent upon consummation of the offerings, enter into a new credit facility consisting of a $80 million term loan facility, a $45 million revolving credit facility and a $15 million letter of credit facility (the "New Credit Facility").

    The Company will amend its articles of organization in connection with the Common Stock Offering to give effect to a 923.6442-for-1 split of Class A and Class B Common Stock and increase the number of authorized shares. The accompanying consolidated financial statements have been restated to reflect the anticipated share split.

    The accompanying pro forma balance sheet as of June 29, 1997 reflects (i) proceeds from the Common Stock Offering of $100 million, net of expenses of $8,427,000, (ii) proceeds from the Senior Note Offering and New Credit Facility of $280 million, net of expenses of $10,823,000, (iii) use of $1,339,000 of cash in connection with the offerings, (iv) use of $9 million of proceeds from the offerings to repay amounts outstanding on capital lease obligations, of which $3,755,000 relates to current portion of capital

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

17. PROPOSED INITIAL PUBLIC OFFERING AND PRO FORMA INFORMATION (UNAUDITED) (CONTINUED) lease obligations, (v) payment of $9,983,000 of interest on July 1, 1997 due under the Old Credit Facility, (vi) application of the $8,238,000 received from a franchisor (see Note 16) to the amount outstanding on the Old Credit Facility,
(vii) issuance of a $11,889,000 letter of credit to RIC releasing $11,889,000 of previously restricted cash and investments and application of $10 million of the released cash and investments to the amount outstanding on the Old Credit Facility, (viii) application of proceeds from the offerings to eliminate the remaining balance outstanding on the Old Credit Facility of $353,089,000, (ix) the benefit of $3,310,000 of income associated with the franchise agreement, before income taxes of $1,357,000, related to the disposition of certain assets with a carrying value of $3,498,000, (x) deferred revenue of $1,430,000 related to the franchise agreement, (xi) the write-off of $771,000 of deferred financing costs related to the Old Credit Facility, before a $316,000 tax benefit, (xii) the benefit from the deferred interest of $2,842,000 no longer payable under the Old Credit Facility, before a $1,165,000 tax provision and (xiii) stock compensation expense of $9,782,000, before a tax benefit of $4,011,000, as described below.

    In connection with the offerings, the 27,113 shares in the MSP not previously allocated will be allocated and immediately vested and the 61,238 shares previously issued but not vested will become vested (see Note 13). Additionally, 775,742 shares of Class A Common Stock will be returned to the Company from certain shareholders. Of such shares, 100,742 shares will be issued to the Company's Chief Executive Officer and vest immediately, 375,000 shares will be issued under a restricted stock option plan (the "Restricted Stock Plan") to be adopted by the Company in connection with the offerings and 300,000 shares will be issued to certain employees. The shares issued under the Restricted Stock Plan will vest over 8 years, with earlier vesting permitted in the event the Company achieves certain performance measurements and the shares issued to certain employees will vest immediately. The accompanying pro forma balance sheet reflects the effect of a compensation charge of $9,782,000 which represents the sum of (i) 27,113 vested shares to be issued under the MSP, (ii) 61,238 shares previously issued under the MSP which will vest in connection with the offerings, (iii) 100,742 vested shares to be issued to the Company's Chief Executive Officer in connection with the offerings and (iv) 300,000 vested shares to be issued to certain employees, times the estimated initial public offering price of $20. In connection with the offerings, the Company also plans to adopt a stock option plan.

    Pro forma net loss per share amounts assume the issuance of 5,000,000 additional shares of Common Stock in connection with the Common Stock Offering. In addition, pursuant to the requirements of the Securities and Exchange Commission, common stock to be issued at prices below the anticipated public offering price during the twelve months immediately preceding the initial public offering are to be included in the calculation of weighted average number of common shares outstanding. Therefore, the 27,113 incremental shares issued to management in connection with the offerings have been included in the pro forma shares used in computing net loss per share. Historical net loss per share is not presented in the accompanying consolidated financial statements, as such amounts are not meaningful.

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

    FICC's obligation related to the $200,000,000 of Senior Notes (see Note 17) are guaranteed by one of FICC's subsidiaries. The following supplemental financial information sets forth, on a condensed consolidating basis, statements of operations, balance sheets and statements of cash flows for Friendly Ice Cream Corporation ("the Parent Company"), Friendly's Restaurants Franchise, Inc. ("the Guarantor Subsidiary")

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED) and Friendly's International, Inc. (FII), Friendly Holding (UK) Limited, Friendly Ice Cream (UK) Limited and Restaurant Insurance Corporation (collectively "the Non-guarantor Subsidiaries"). Prior to the consummation of the offerings (see Note 17), the investment in joint venture will be transferred to FII, therefore, the equity in net loss of joint venture and investment in joint venture are included in Non-guarantor Subsidiaries in the accompanying consolidating financial statements. Stockholders' equity (deficit), total assets and net income (loss) of the Non-guarantor Subsidiaries are insignificant to consolidated amounts for prior periods. Accordingly, supplemental condensed consolidating financial information is not presented for prior periods. Separate complete financial statements of the respective Guarantor Subsidiary as of December 29, 1996 and June 29, 1997 and for the year and six months then ended would not provide additional information which would be useful in assessing the financial condition of the Guarantor Subsidiary and are accordingly omitted.

    Investments in subsidiaries are accounted for by the Parent Company on the equity method for purposes of the supplemental consolidating presentation. Earnings of the subsidiaries are, therefore, reflected in the Parent Company's investment accounts and earnings. The principal elimination entries eliminate the Parent Company's investments in subsidiaries and intercompany balances and transactions.

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 29, 1996
                                 (In thousands)

                                                PARENT     GUARANTOR   NON-GUARANTOR
                                               COMPANY    SUBSIDIARY   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                              ----------  -----------  -------------  -------------  ------------
Revenues....................................  $  650,024   $     145     $     638      $  --         $  650,807
Costs and expenses:
  Cost of sales.............................     191,578          51           327         --            191,956
  Labor and benefits........................     209,145         115        --             --            209,260
  Operating expenses and write-down of
    property and equipment..................     143,046      --               344         --            143,390
  General and administrative expenses.......      41,061         106         1,554         --             42,721
  Depreciation and amortization.............      32,953           6            20         --             32,979
  Interest expense..........................      44,141      --            --             --             44,141
                                              ----------  -----------  -------------       ------    ------------
Loss before benefit from (provision for)
  income taxes and equity in net loss of
  consolidated subsidiaries.................     (11,900)       (133)       (1,607)        --            (13,640)
Benefit from (provision for) income taxes...       5,594          (2)          276         --              5,868
                                              ----------  -----------  -------------       ------    ------------
Loss before equity in net loss of
  consolidated subsidiaries.................      (6,306)       (135)       (1,331)        --             (7,772)
Equity in net loss of consolidated
  subsidiaries..............................      (1,466)     --            --              1,466         --
                                              ----------  -----------  -------------       ------    ------------
Net loss....................................  $   (7,772)  $    (135)    $  (1,331)     $   1,466     $   (7,772)
                                              ----------  -----------  -------------       ------    ------------
                                              ----------  -----------  -------------       ------    ------------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                            AS OF DECEMBER 29, 1996
                                 (In thousands)

                                                 PARENT      GUARANTOR     NON-GUARANTOR
                                                COMPANY     SUBSIDIARY     SUBSIDIARIES    ELIMINATIONS  CONSOLIDATED
                                               ----------  -------------  ---------------  ------------  ------------

                   Assets
Current assets:
  Cash and cash equivalents..................  $   17,754    $     268       $     604      $   --        $   18,626
  Trade accounts receivable..................       4,765       --                 227          --             4,992
  Inventories................................      14,796           24             325          --            15,145
  Deferred income taxes......................      12,366            9          --              --            12,375
  Prepaid expenses and other current
    assets...................................       4,805       --                 517          (3,664)        1,658
                                               ----------        -----          ------     ------------  ------------
Total current assets.........................      54,486          301           1,673          (3,664)       52,796
Investment in joint venture..................      --           --               4,500          --             4,500
Property and equipment, net..................     285,460          522             179          --           286,161
Intangibles and deferred costs, net..........      16,019       --              --              --            16,019
Investments in subsidiaries..................       3,531       --              --              (3,531)       --
Other assets.................................         650       --              --              --               650
                                               ----------        -----          ------     ------------  ------------
Total assets.................................  $  360,146    $     823       $   6,352      $   (7,195)   $  360,126
                                               ----------        -----          ------     ------------  ------------
                                               ----------        -----          ------     ------------  ------------
    Liabilities and Stockholders' Equity
                  (Deficit)
Current liabilities:
  Current maturities of long-term
    obligations..............................  $    7,642    $  --           $  --          $   --        $    7,642
  Accounts payable...........................      20,773       --              --              --            20,773
  Accrued expenses...........................      44,780          141           3,824          (3,664)       45,081
                                               ----------        -----          ------     ------------  ------------
Total current liabilities....................      73,195          141           3,824          (3,664)       73,496
Deferred income taxes........................      48,793           11            (332)         --            48,472
Long-term obligations, less current
  maturities.................................     385,977       --              --              --           385,977
Other liabilities............................      25,337       --              --              --            25,337
Stockholders' equity (deficit)...............    (173,156)         671           2,860          (3,531)     (173,156)
                                               ----------        -----          ------     ------------  ------------
Total liabilities and stockholders' equity
  (deficit)..................................  $  360,146    $     823       $   6,352      $   (7,195)   $  360,126
                                               ----------        -----          ------     ------------  ------------
                                               ----------        -----          ------     ------------  ------------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 29, 1996
                                 (In thousands)

                                                  PARENT     GUARANTOR    NON-GUARANTOR
                                                 COMPANY    SUBSIDIARY    SUBSIDIARIES    ELIMINATIONS  CONSOLIDATED
                                                ----------  -----------  ---------------  ------------  ------------
Net cash provided by (used in) operating
  activities..................................  $   25,519   $     (38)     $     682      $   --        $   26,163
                                                ----------  -----------        ------     ------------  ------------
Cash flows from investing activities:
  Purchases of property and equipment.........     (24,043)     --               (174)         --           (24,217)
  Proceeds from sales of property and
    equipment.................................       8,409      --             --              --             8,409
  Investments in joint venture................      (4,500)     --             --              --            (4,500)
  Investments in consolidated subsidiaries....        (306)     --             --                 306        --
                                                ----------  -----------        ------     ------------  ------------
Net cash used in investing activities.........     (20,440)     --               (174)            306       (20,308)
                                                ----------  -----------        ------     ------------  ------------
Cash flows from financing activities:
  Contribution of capital.....................      --             306         --                (306)       --
  Proceeds from exercise of stock purchase
    warrants..................................          22      --             --              --                22
  Proceeds from borrowings....................      48,196      --             --              --            48,196
  Repayments of long-term obligations.........     (59,215)     --             --              --           (59,215)
                                                ----------  -----------        ------     ------------  ------------
Net cash (used in) provided by financing
  activities..................................     (10,997)        306         --                (306)      (10,997)
                                                ----------  -----------        ------     ------------  ------------
Effect of exchange rate changes on cash.......           5      --                 73          --                78
                                                ----------  -----------        ------     ------------  ------------
Net (decrease) increase in cash and cash
  equivalents.................................      (5,913)        268            581          --            (5,064)
Cash and cash equivalents, beginning of
  period......................................      23,667      --                 23          --            23,690
                                                ----------  -----------        ------     ------------  ------------
Cash and cash equivalents, end of period......  $   17,754   $     268      $     604      $   --        $   18,626
                                                ----------  -----------        ------     ------------  ------------
                                                ----------  -----------        ------     ------------  ------------
Supplemental disclosures:
  Interest paid...............................  $   36,000   $  --          $  --          $   --        $   36,000
  Capital lease obligations incurred..........       5,923          28         --              --             5,951
  Capital lease obligations terminated........         128      --             --              --               128
  Issuance of common stock to lenders.........          50      --             --              --                50

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 29, 1997
                                 (In thousands)

                                                 PARENT     GUARANTOR   NON-GUARANTOR
                                                COMPANY    SUBSIDIARY   SUBSIDIARIES   ELIMINATIONS  CONSOLIDATED
                                               ----------  -----------  -------------  ------------  ------------
Revenues.....................................  $  322,530   $  --         $     298     $   --        $  322,828
Costs and expenses:
  Cost of sales..............................      91,971      --               215         --            92,186
  Labor and benefits.........................     104,898      --            --             --           104,898
  Operating expenses and write-down of
    property and equipment...................      71,863      --              (232)        --            71,631
  General and administrative expenses........      21,961         142           492         --            22,595
  Depreciation and amortization..............      16,401      --            --             --            16,401
  Interest expense (income)..................      22,268      --               (30)        --            22,238
  Equity in net loss of joint venture........      --          --               743         --               743
                                               ----------       -----   -------------  ------------  ------------
(Loss) income before benefit from (provision
  for) income taxes, cumulative effect of
  change in accounting principle and equity
  in net loss of consolidated subsidiaries...      (6,832)       (142)         (890)        --            (7,864)
Benefit from (provision for) income taxes....       3,343      --              (119)        --             3,224
                                               ----------       -----   -------------  ------------  ------------
(Loss) income before cumulative
  effect of change in accounting
  principle and equity in net loss of
  consolidated subsidiaries..................      (3,489)       (142)       (1,009)        --            (4,640)
Cumulative effect of change in accounting
  principle..................................       2,236      --            --             --             2,236
                                               ----------       -----   -------------  ------------  ------------
Loss before equity in net loss of
  consolidated subsidiaries..................      (1,253)       (142)       (1,009)        --            (2,404)
Equity in net loss of consolidated
  subsidiaries...............................      (1,151)     --            --              1,151        --
                                               ----------       -----   -------------  ------------  ------------
Net loss.....................................  $   (2,404)  $    (142)    $  (1,009)    $    1,151    $   (2,404)
                                               ----------       -----   -------------  ------------  ------------
                                               ----------       -----   -------------  ------------  ------------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

               SUPPLEMENTAL CONDENSED CONSOLIDATING BALANCE SHEET
                              AS OF JUNE 29, 1997
                                 (In thousands)

                                                PARENT      GUARANTOR   NON-GUARANTOR
                                                COMPANY    SUBSIDIARY   SUBSIDIARIES   ELIMINATIONS  CONSOLIDATED
                                              -----------  -----------  -------------  ------------  ------------
                   Assets
Current assets:
  Cash and cash equivalents.................  $    15,550   $     202    $     1,147    $   --        $   16,899
  Restricted cash and investments...........      --           --              4,000        --             4,000
  Trade accounts receivable.................        6,659      --                397        --             7,056
  Inventories...............................       16,996      --                494        --            17,490
  Deferred income taxes.....................       12,375      --                  6        --            12,381
  Prepaid expenses and other current
    assets..................................       10,053      --              1,311        (4,056)        7,308
                                              -----------  -----------  -------------  ------------  ------------
Total current assets........................       61,633         202          7,355        (4,056)       65,134
Restricted cash and investments.............      --           --              7,889        --             7,889
Investment in joint venture.................      --           --              3,757        --             3,757
Property and equipment, net.................      279,043      --                222        --           279,265
Intangibles and deferred costs, net.........       15,375      --            --             --            15,375
Investments in subsidiaries.................        4,275      --            --             (4,275)       --
Other assets................................          475      --              2,147          (900)        1,722
                                              -----------  -----------  -------------  ------------  ------------
Total assets................................  $   360,801   $     202    $    21,370    $   (9,231)   $  373,142
                                              -----------  -----------  -------------  ------------  ------------
                                              -----------  -----------  -------------  ------------  ------------
    Liabilities and Stockholders' Equity
                 (Deficit)
Current liabilities:
  Current maturities of long-term
    obligations.............................  $     8,356   $  --        $   --         $     (400)   $    7,956
  Accounts payable..........................       26,272      --            --             --            26,272
  Accrued expenses..........................       45,531           2          8,464        (3,656)       50,341
                                              -----------  -----------  -------------  ------------  ------------
Total current liabilities...................       80,159           2          8,464        (4,056)       84,569
Deferred income taxes.......................       47,015      --               (213)       --            46,802
Long-term obligations, less current
  maturities................................      386,522      --            --               (900)      385,622
Other liabilities...........................       22,639      --              9,044        --            31,683
Stockholders' equity (deficit)..............     (175,534)        200          4,075        (4,275)     (175,534)
                                              -----------  -----------  -------------  ------------  ------------
Total liabilities and stockholders' equity
  (deficit).................................  $   360,801   $     202    $    21,370    $   (9,231)   $  373,142
                                              -----------  -----------  -------------  ------------  ------------
                                              -----------  -----------  -------------  ------------  ------------

                FRIENDLY ICE CREAM CORPORATION AND SUBSIDIARIES

18. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION (CONTINUED)

          SUPPLEMENTAL CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 29, 1997
                                 (In thousands)

                                                  PARENT     GUARANTOR   NON-GUARANTOR
                                                 COMPANY    SUBSIDIARY   SUBSIDIARIES   ELIMINATIONS   CONSOLIDATED
                                                ----------  -----------  -------------  -------------  ------------
Net cash provided by (used in) operating
  activities..................................  $   10,283   $    (208)    $    (450)     $  --         $    9,625
                                                ----------  -----------  -------------        -----    ------------
Cash flows from investing activities:
  Purchases of property and equipment.........      (8,767)     --               (43)        --             (8,810)
  Proceeds from sales of property and
    equipment.................................         919      --            --             --                919
  Proceeds from sales and maturities of
    investment securities.....................      --          --                73         --                 73
  Cash (paid) received in acquisition of
    Restaurant Insurance Corporation..........      (1,300)     --             2,265         --                965
  Advances to joint venture...................      (1,400)     --            --             --             (1,400)
  Investments in consolidated subsidiaries....        (142)     --            --                142         --
                                                ----------  -----------  -------------        -----    ------------
Net cash used in investing activities.........     (10,690)     --             2,295            142         (8,253)
                                                ----------  -----------  -------------        -----    ------------
Cash flows from financing activities:
  Contribution of capital.....................      --             142        --               (142)        --
  Proceeds from borrowings (advances to
    parent)...................................      30,491      --            (1,300)        --             29,191
  Repayments of long-term obligations.........     (32,288)     --            --             --            (32,288)
                                                ----------  -----------  -------------        -----    ------------
Net cash used in financing activities.........      (1,797)        142        (1,300)          (142)        (3,097)
                                                ----------  -----------  -------------        -----    ------------
Effect of exchange rate changes on cash.......      --          --                (2)        --                 (2)
                                                ----------  -----------  -------------        -----    ------------
Net (decrease) increase in cash and cash
  equivalents.................................      (2,204)        (66)          543         --             (1,727)
Cash and cash equivalents, beginning of
  period......................................      17,754         268           604         --             18,626
                                                ----------  -----------  -------------        -----    ------------
Cash and cash equivalents, end of period......  $   15,550   $     202     $   1,147      $  --         $   16,899
                                                ----------  -----------  -------------        -----    ------------
                                                ----------  -----------  -------------        -----    ------------
Supplemental disclosures:
  Interest paid...............................  $   20,063   $  --         $  --          $  --         $   20,063
  Capital lease obligations incurred..........       2,057      --            --             --              2,057
  Issuance of note payable in connection with
    the acquisition of Restaurant Insurance
    Corporation...............................       1,000      --            --             --              1,000

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THIS OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                            ------------------------

                                                      PAGE
                                                    ---------
PROSPECTUS SUMMARY................................          3
RISK FACTORS......................................          9
USE OF PROCEEDS...................................         16
DIVIDEND POLICY...................................         17
DILUTION..........................................         17
CAPITALIZATION....................................         18
SELECTED CONSOLIDATED FINANCIAL INFORMATION.......         19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS......................................         21
BUSINESS..........................................         30
MANAGEMENT........................................         43
OWNERSHIP OF COMMON STOCK.........................         50
CERTAIN TRANSACTIONS..............................         51
DESCRIPTION OF NEW CREDIT FACILITY................         52
DESCRIPTION OF SENIOR NOTES.......................         53
DESCRIPTION OF CAPITAL STOCK......................         54
SHARES ELIGIBLE FOR FUTURE SALE...................         58
UNDERWRITING......................................         60
LEGAL MATTERS.....................................         61
EXPERTS...........................................         62
AVAILABLE INFORMATION.............................         62
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS........        F-1

                            ------------------------

    UNTIL       , 1997 (25 DAYS AFTER THE DATE OF THE COMMON STOCK OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                5,000,000 SHARES

                                     [LOGO]

                               FRIENDLY ICE CREAM

                                  CORPORATION

                                  COMMON STOCK

                               -----------------

                                   PROSPECTUS
                               -----------------

                             MONTGOMERY SECURITIES

                                           , 1997

---------------------------------------------
                                   ---------------------------------------------
---------------------------------------------
                                   ---------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following is a statement of the expenses payable by the Company in connection with issuance and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee and the NASD filing fee.

SEC registration fee..............................................  $  36,600
NASD filing fee...................................................     12,575
Nasdaq filing fee.................................................     36,250
Printing and engraving............................................     39,500
Legal fees and expenses...........................................    197,400
Accounting fees and expenses......................................     39,500
Transfer Agent and Registrar fees and expenses....................     10,000
Blue sky fees and expenses........................................      7,500
Miscellaneous.....................................................     47,675
                                                                    ---------
Total.............................................................  $ 427,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 67 of Chapter 156B of the Massachusetts General Laws provides that a corporation may indemnify its directors and officers to the extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the stockholders, or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. In all instances, the extent to which a corporation provides indemnification to its directors and officers under Section 67 is optional. In its Restated Articles of Organization, the Registrant has elected to provide indemnification to its directors and officers in appropriate circumstances. Generally, the Restated Articles of Organization provide that the Registrant shall indemnify directors and officers of the Registrant against liabilities and expenses arising out of legal proceedings brought against them by reason of their status as directors or officers of the Registrant or by reason of their agreeing to serve, at the request of the Registrant, as a director or officer of another organization. Under this provision, a director or officer of the Registrant shall be indemnified by the Registrant for all costs and expenses (including attorneys' fees), judgments, liabilities and amounts paid in settlement of such proceedings, unless he is adjudicated in such proceedings not to have acted in good faith and in the reasonable belief that his action was in the best interest of the Registrant or, to the extent such matter relates to service with respect to an employee benefit plan, in the best interest of the participants or beneficiaries of such benefit plan. Any indemnification shall be made by the Registrant unless a court of competent jurisdiction holds that the director or officer did not meet the standard of conduct set forth above or the Registrant determines, by clear and convincing evidence, that the director or officer did not meet such standard. Such determination shall be made by the Board of Directors of the Registrant, based on advice of independent legal counsel. The Registrant shall advance litigation expenses to a director or officer at his request upon receipt of an undertaking by any such director or officer to repay such expenses if it is ultimately determined that he is not entitled to indemnification for such expenses. The Registrant may, to the extent authorized from time to time by the Board of Directors, grant indemnification rights to employees, agents or other persons serving the Registrant.

    Article VI of the Registrant's Restated Articles of Organization eliminates the personal liability of the Registrant's directors to the Registrant or its stockholders for monetary damages for breach of a director's fiduciary duty, except that such Article VI does not eliminate or limit any liability of a director (i) for any breach of a director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of Chapter 156B of the Massachusetts General Laws, or
(iv) with respect to any transaction from which the directors derived an improper personal benefit.

    Section 8 of the Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify the Company, directors, officers and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

    The Company maintains directors and officers liability insurance for the benefit of its directors and certain of its officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since the beginning of 1994, the Company sold the following securities without registration under the Securities Act of 1933, as amended (the "Act"). No underwriter was involved in such sales and no underwriting commissions or discounts were paid with respect to any of such sales.

    1. In connection with a restructuring of the Company's old credit agreement in March 1996, the Company issued 1,187,503 shares of its Class B Common Stock to the Bank of Boston, as agent for the other lenders under such credit agreement, in reliance upon the exemption from the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act.

    2. In April 1996, two officers of the Company exercised warrants held by them for an aggregate of 71,527 shares of the Company's Class A Common Shares for an aggregate consideration of approximately $21,000. Such shares were issued in reliance upon the exemption from the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

     *1.1  Form of Underwriting Agreement.
     *3.1  Restated Articles of Organization of Friendly Ice Cream Corporation (the
           "Company").
     *3.2  Amended and Restated By-laws of the Company.
     *4.1  Stockholder and Registration Rights Agreement of the Company, as amended.
     *5.1  Opinion and consent of Mayer, Brown & Platt, counsel for the Company regarding the validity of the offered securities.
    *10.1  Form of Credit Agreement to be entered into among the Company, Societe
           Generale, New York Branch and certain other banks and financial institutions.
    *10.2  Form of Senior Note Indenture between Friendly Ice Cream Corporation,
           Friendly's Restaurants Franchise, Inc. and The Bank of New York, as Trustee.
    *10.3  The Company's Stock Option Plan.
    *10.4  The Company's Restricted Stock Plan.
     12.1  Schedule of Computation of Ratio of Earnings to Fixed Charges.
    *21.1  Subsidiaries of the Company.
    *23.1  Consent of Mayer, Brown & Platt (included in Exhibit 5.1).
     23.2  Consent of Arthur Andersen LLP.
     24.1  Power of attorney (included on Registration Statement signature page).

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedules.

    All schedules are omitted because they are not applicable, or not required, or because the required information is included in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

    The undersigned Registrants hereby undertake that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) At the closing specified in the underwriting agreement, it will provide to the underwriter certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (5) To provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilbraham, State of Massachusetts, on the 28th day of August, 1997.

                                FRIENDLY ICE CREAM CORPORATION

                                By:  /s/ PAUL J. MCDONALD
                                     -----------------------------------------
                                     Name: Paul J. McDonald
                                     Title:Senior Executive Vice President,
                                     Chief Administrative Officer and Assistant
                                           Secretary

                               POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Paul J. McDonald, George G. Roller and Allan Okscin, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any filings pursuant to rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement, or amendment thereto, has been signed by the following persons in the capacities and on the date indicated.

          SIGNATURES                 TITLE (CAPACITY)              DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
     /s/ DONALD N. SMITH          Chief Executive Officer
------------------------------    and President (Principal    August 28, 1997
       Donald N. Smith            Executive Officer and
                                  Director)

                                Vice President, Finance,
     /s/ GEORGE G. ROLLER         Chief Financial Officer
------------------------------    and Treasurer               August 28, 1997
       George G. Roller           (Principal Financial and
                                  Accounting Officer)

    /s/ CHARLES L. ATWOOD
------------------------------  Director                      August 28, 1997
      Charles L. Atwood

          SIGNATURES                 TITLE (CAPACITY)              DATE
------------------------------  --------------------------  -------------------

     /s/ STEVEN L. EZZES
------------------------------  Director                      August 28, 1997
       Steven L. Ezzes

------------------------------  Director                          , 1997
         Barry Krantz

------------------------------  Director                          , 1997
      Gregory L. Segall

                                      II-5